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As filed with the Securities and Exchange Commission on July 28, 2008

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KINROSS GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

Province of Ontario, Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification) Code Number (if applicable)	650430083 (I.R.S. Employer Identification Number (if applicable))
52nd Floor, Scotia Plaza, 40 King Street West Toronto, Ontario, M5H 3Y2 (416) 365-5123 (Address and telephone number of Registrant's principal executive offices)

Scott W. Loveless, Parr Waddoups Brown Gee & Loveless
185 South State Street, Suite 1300, Salt Lake City, Utah 84111-1537
(801) 532-7840
(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:
Rob Lando, Esq. Osler, Hoskin & Harcourt LLP 620 8th Avenue – 36th Floor New York, New York 10018	Geoffrey P. Gold Executive Vice President and Chief Legal Officer 40 King Street West, 52nd Floor Toronto, Ontario M5H 3Y2

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

         This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(3)	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Common Shares(1)	4,759,285	US$4.34(4)	US$65,158,659(4)	US$2,561(4)

Common Share Purchase Warrants(2)	2,145,432	—(4)	—(4)	—(4)

(1)
Rights are attached to and trade with the Registrant's common shares and are issued for no additional consideration. The value attributable to Rights, if any, is reflected in the market price of the common shares. No additional registration fee is required.

(2)
The common share purchase warrants may not be exercised in the United States or by U.S. persons. Accordingly, no offers or sales of the common shares of the Registrant issuable upon exercise of the warrants are being registered.

(3)
Represents the maximum number of common shares and common share purchase warrants of the Registrant estimated to be issuable to U.S. holders upon consummation of the offer to purchase all of the issued and outstanding common shares of Aurelian Resources Inc. ("Aurelian"). We have estimated that 10% of the issued and outstanding common shares of Aurelian, or 15,013,516 common shares are held by U.S. holders, which will result in 4,759,285 common shares of the Registrant being issued to U.S. holders at the exchange rate of 0.317 shares for each share of Aurelian, and 2,145,432 warrants of the Registrant being issued to U.S. holders at the exchange rate of 0.1429 warrants for each share of Aurelian.

(4)
Calculated pursuant to General Instruction IV.G(4), solely for purposes of calculating the registration fee. The average of the high and low trading price of the Aurelian common shares, which are the securities to be received by the Registrant, as reported on the Toronto Stock Exchange on July 21, 2008, was Cdn$4.35 per common share, which, when converted into U.S. dollars based on the exchange rate of US$1.00 to Cdn$1.0021, the noon spot rate as reported by the Bank of Canada on July 21, 2008, equals US$4.34 per common share. The total value of the securities to be received from U.S. holders is therefore US$65,158,661, and the registration fee is US$2,561.

         If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.    Home Jurisdiction Document

        Offer and Circular dated as of July 28, 2008, including the Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2.    Informational Legends

        See page iv of the Offer and Circular dated as of July 28, 2008.

Item 3.    Incorporation of Certain Information by Reference

        See "Kinross Documents Incorporated by Reference and Further Information" in the Offer and Circular dated as of July 28, 2008.

Item 4.    List of Documents Filed with the Commission

        See "Registration Statement Filed with the SEC" in the Offer and Circular dated as of July 28, 2008.

I-1

The information in this Offer and Circular may change. We may not complete the Offer and issue the securities issuable hereunder until the registration statement filed with the United States Securities and Exchange Commission is effective. This Offer and Circular is not an offer to sell the securities issuable hereunder and we are not soliciting an offer to buy these securities in any jurisdiction where the Offer is not permitted.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, trust company, manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of this Offer and it is an offence to claim otherwise This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

July 28, 2008

KINROSS GOLD CORPORATION

OFFER TO PURCHASE

all of the outstanding common shares of

AURELIAN RESOURCES INC.

on the basis of 0.317 of a Kinross common share
and 0.1429 of a Kinross common share purchase warrant
for each common share of Aurelian Resources Inc.

Kinross Gold Corporation ("Kinross" or the "Offeror") hereby offers (the "Offer") to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding common shares (the "Aurelian Shares") of Aurelian Resources Inc. ("Aurelian" or the "Company"), other than any Aurelian Shares owned directly or indirectly by the Offeror and including any Aurelian Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Aurelian that are convertible into or exchangeable or exercisable for Aurelian Shares.

The Offer will be open for acceptance until 6:00 p.m. (Toronto time) on September 3, 2008, unless the Offer is extended or withdrawn by Kinross (the "Expiry Time").

The board of directors of Aurelian, upon consultation with its financial and legal advisors and on receipt of a recommendation of a special committee of Aurelian directors, has unanimously determined that the Offer is fair and is in the best interests of Aurelian and the holders of Aurelian Shares (the "Shareholders") and, accordingly, UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer and DEPOSIT their Aurelian Shares under the Offer.

Kinross and Aurelian have entered into a support agreement dated July 23, 2008 pursuant to which Kinross has agreed to make the Offer and Aurelian has agreed to support the Offer and not to solicit any competing acquisition proposals. See Section 4 of the Circular, "Background to the Offer — Support Agreement". Pursuant to lock-up agreements entered into with Kinross, all of the directors and senior officers of Aurelian have agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Aurelian Shares collectively representing, in the aggregate, approximately 1.82% of the outstanding Aurelian Shares (calculated on a fully-diluted basis).

The Dealer Managers for the Offer are:
In Canada	In the United States
Scotia Capital Inc. N M Rothschild & Sons Canada Securities Limited CIBC World Markets Inc.	Scotia Capital (USA) Inc. Rothschild Inc. CIBC World Markets Corp.

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time, such number of Aurelian Shares which, together with the Aurelian Shares directly or indirectly owned by Kinross, constitutes at least 66 2/3% of the outstanding Aurelian Shares (calculated on a fully-diluted basis). Each of the conditions of the Offer is set forth in Section 2 of the Offer to Purchase, "Conditions of the Offer".

The common shares in the capital of Kinross (the "Kinross Shares") are listed on the Toronto Stock Exchange ("TSX") under the symbol "K" and on the New York Stock Exchange ("NYSE") under the symbol "KGC". The Aurelian Shares are listed on the TSX under the symbol "ARU". On July 23, 2008, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSX of the Kinross Shares was Cdn.$20.84 and the closing price on the TSX of the Aurelian Shares was Cdn.$4.45. Based on the volume-weighted average price of the Kinross Shares on the TSX for the 20 trading days ended July 23, 2008, the Offer represented a premium of approximately 63% over the volume-weighted average price of the Aurelian Shares on the TSX for the same period (attributing a value of Cdn.$0.92 per Aurelian Share to the 0.1429 of a Kinross Warrant payable as partial consideration for each Aurelian Share under the terms of the Offer).

Each common share purchase warrant in the capital of Kinross (each, a "Kinross Warrant") will entitle the holder thereof to acquire, upon due exercise and payment of the exercise price of Cdn.$32.00, one Kinross Share (subject to adjustment) on or prior to the date that is five years after the date on which Kinross first pays for Aurelian Shares deposited under the Offer (the "Effective Date").

For a discussion of risks and uncertainties you should consider in evaluating the Offer and ownership of Kinross Shares and Kinross Warrants, see Section 7 of the Circular, "Risk Factors Related to the Offer", as well as the section entitled "Risk Factors" on pages 58 through 70 of Kinross' annual information form for the year ended December 31, 2007 dated March 27, 2008, incorporated by reference into the Offer and Circular. Kinross has applied to the TSX and the NYSE to list the Kinross Shares to be issued to Shareholders in connection with the Offer. Kinross has also applied to the TSX to list the Kinross Warrants to be issued to Shareholders in connection with the Offer.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Kinross may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

        Shareholders who wish to accept the Offer and deposit their Aurelian Shares must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Aurelian Shares and all other required documents, at one of the offices of the Depositary in accordance with the instructions in the Letter of Transmittal or request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Aurelian Shares described in Section 5 of the Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (2) accept the Offer where the certificates representing the Aurelian Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a manually signed facsimile thereof. Shareholders whose Aurelian Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Aurelian Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Aurelian Shares directly with the Depositary or if they make use of the services of the Dealer Managers or a member of the Soliciting Dealer Group to accept the Offer.

        Questions and requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent for the Offer. Contact details for such persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Dealer Managers, the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found at www.sedar.com and www.sec.gov.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        Kinross has filed with the SEC a Registration Statement on Form F-8, and expects to mail this Offer and Circular to Shareholders. KINROSS URGES SHAREHOLDERS TO READ THE REGISTRATION STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

        Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Kinross will be available free of charge from Kinross. You should direct requests for documents to Corporate Secretary, Kinross Gold Corporation, Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2 or by telephone at (416) 365-5123 or (866) 561-3636. To obtain timely delivery, such documents should be requested not later than August 26, 2008, five business days before the Expiry Date.

        This Offer is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Offer and Circular in accordance with the disclosure requirements of Canadian securities laws. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Shareholders should be aware that the disposition of their Aurelian Shares and their acquisition of Kinross Shares and Kinross Warrants in the Offer may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in or citizens of, the United States may not be fully described herein, and such holders are urged to consult their own tax advisors.

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Kinross and Aurelian are incorporated or organized under the laws of the Province of Ontario and Canada, respectively, that some or all of their respective officers and directors may reside outside the United States, that the Canadian Dealer Managers and some or all of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Kinross and Aurelian and such above-mentioned persons may be located outside the United States.

        THE SECURITIES OFFERED PURSUANT TO THIS OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

 CAUTIONARY NOTE TO SHAREHOLDERS IN THE UNITED STATES

        Information in this Offer and Circular, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this Offer and Circular, including the documents incorporated by reference herein, use the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into reserves. Further, "inferred mineral resources" have a great amount of uncertainty to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of "inferred mineral resources" will ever be upgraded to a higher category. Therefore. United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Offer and Circular or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

        National Instrument 43-101 — Standards of Disclosure for Mineral Project ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in this Offer and Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

NOTICE TO HOLDERS OF AURELIAN OPTIONS

        The Offer is made only for Aurelian Shares and is not made for any options or other rights to acquire Aurelian Shares. Any holder of options or other rights to acquire Aurelian Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise such options or other rights in order to obtain certificates representing Aurelian Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such options or other rights to acquire Aurelian Shares that the holder will have certificates representing the Aurelian Shares received on such exercise or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        Following the Effective Date, provided that Kinross has taken-up and paid for at least 50.1% of the outstanding Aurelian Shares (on a fully-diluted basis) and received all applicable regulatory approvals, if any holder of Aurelian Options does not exercise such options and deposit the resulting Aurelian Shares under the

Offer prior to the Expiry Time, such Aurelian Options shall be exchanged for Replacement Options. See Section 6 of the Circular, "Purpose of the Offer and Kinross' Plans for Aurelian — Treatment of Aurelian Options".

        The tax consequences to holders of Aurelian Options of exercising or not exercising their Aurelian Options are not described in the Circular. Holders of Aurelian Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Aurelian Options.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        The Offer and Circular and some of the material incorporated by reference into the Offer and Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as "forward-looking statements"). Forward-looking statements include possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage. The words "plans," "expects," "is expected," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" and similar expressions identify forward-looking statements.

        Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as at the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in the Offer and Circular which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference as well as (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, expansion and power supply at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River-Buckhorn project proceeding on a basis consistent with Kinross' current expectations; (4) permitting and development of the Phase 7 pit expansion and the heap leach project at Fort Knox proceeding on a basis consistent with Kinross' current expectations; (5) permitting and development at the Kupol gold and silver project proceeding on a basis consistent with Kinross' current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, will be consistent with Kinross' current expectations; (7) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels; (8) certain price assumptions for gold and silver; (9) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (10) production forecasts meeting expectations; (11) the accuracy of our current mineral reserve and mineral resource estimates; and (12) labour and materials costs increasing on a basis consistent with Kinross' current expectations.

        Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, the Russian Federation or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical

v

difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). All of the forward-looking statements made in the Offer and Circular are qualified by these cautionary statements and those made in Section 7 of the Circular, "Risk Factors Related to the Offer". These factors are not intended to represent a complete list of the factors that could affect Kinross. Accordingly, undue reliance should not be placed on forward-looking statements. Kinross undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in this Offer and Circular or as otherwise required by law.

INFORMATION CONCERNING AURELIAN

        Except as otherwise indicated, the information concerning Aurelian contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Kinross has no knowledge that would indicate that any statements contained herein concerning Aurelian taken from or based upon such documents and records are untrue or incomplete, neither Kinross nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Aurelian's financial statements or Aurelian's mineral resource estimates, or for any failure by Aurelian to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Kinross. Kinross has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Aurelian's publicly available documents or records or whether there has been any failure by Aurelian to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, all references to "$" or "dollars" in the Offer and Circular refer to United States dollars and all references to "Cdn.$" in this Offer and Circular refer to Canadian dollars. Kinross' financial statements included herein and incorporated by reference are reported in United States dollars and are prepared in accordance with Canadian GAAP.

CURRENCY EXCHANGE RATE INFORMATION

        The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Three Months Ended March 31		Year Ended December 31
	2008	2007	2007	2006	2005
High	1.0324	1.1853	1.1853	1.1726	1.2704
Low	0.9719	1.1529	0.9170	1.0990	1.1507
Rate at end of period	1.0279	1.1529	0.9881	1.1653	1.1659
Average rate for period	1.0042	1.1716	1.0748	1.1341	1.2116

        On July 25, 2008, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.0164.

 QUESTIONS AND ANSWERS ABOUT THE OFFER

        The following are some of the questions with respect to the Offer that you, as a shareholder of Aurelian, may have and the answers to those questions. These questions and answers are not meant to be a substitute for the more detailed description and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in these questions and answers are qualified in their entirety by the more detailed descriptions and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Aurelian Shares. We have included cross-references in this question and answer section to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Who is offering to buy my Aurelian Shares?

        We, Kinross, are a company principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in North and South America and the Russian Federation. The principal products of Kinross are gold and silver produced in the form of doré that is shipped to refineries for final processing. Our Kinross Shares are listed on the TSX under the symbol "K" and on the NYSE under the symbol "KGC". See Section 1 of the Circular, "Kinross".

What is Kinross proposing?

        We are offering to purchase all of the issued and outstanding Aurelian Shares that we do not own, subject to the terms and conditions set forth in the following Offer and Circular. See Section 1 of the Offer to Purchase, "The Offer".

What would I receive in exchange for each of my Aurelian Shares?

        For each Aurelian Share held by you, we are offering 0.317 of a Kinross Share and 0.1429 of a Kinross Warrant.

What are some of the significant conditions of the Offer?

        The Offer is subject to several conditions, some of the most important of which are as follows:

  •
  there being validly deposited under the Offer and not withdrawn at the Expiry Time, Aurelian Shares representing, together with Aurelian Shares owned, directly or indirectly, by the Offeror, not less than 66 2/3% of the total outstanding Aurelian Shares (calculated on a fully-diluted basis), and

  •
  the Support Agreement shall not have been terminated by us or Aurelian in accordance with its terms.

        See Section 2 of the Offer to Purchase, "Conditions of the Offer", for additional conditions of the Offer.

Why is Kinross buying Aurelian?

        We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Aurelian. If we complete the Offer but do not then own 100% of the Aurelian Shares, we currently intend to acquire any Aurelian Shares not deposited on the Offer in a second-step transaction. This transaction would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction. See Section 4 of the Circular, "Background to the Offer", and Section 8 of the Circular, "Acquisition of Aurelian Shares Not Deposited".

What securities are being sought in the Offer?

        We are offering to purchase all of the outstanding common shares of Aurelian. This includes Aurelian Shares that may become outstanding after the date of this Offer, but prior to the Expiry Time, upon the exercise of any Aurelian Options that are exercisable for Aurelian Shares. See Section 1 of the Offer to Purchase, "The Offer".

How many Kinross Shares and Kinross Warrants could be issued pursuant to the Offer?

        We expect to issue approximately 43.5 million Kinross Shares and 19.6 million Kinross Warrants, based on the number of Aurelian Shares outstanding as at July 23, 2008 (as represented to Kinross by Aurelian in the Support Agreement) and assuming that all of the Aurelian Shares outstanding as at July 23, 2008 are acquired upon completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, and assuming that all of the holders of the Aurelian Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Aurelian Options in advance of the successful completion of the Offer. See Section 1 of the Offer to Purchase, "The Offer", and Section 6 of the Circular, "Purpose of the Offer and Kinross' Plans for Aurelian — Treatment of Aurelian Options".

Will my ownership and voting rights as a shareholder of the combined company be the same as my ownership and voting rights as a shareholder of Aurelian?

        No. As noted above, Kinross expects to issue approximately 43.5 million Kinross Shares in connection with the Offer, which would result in there being a total of approximately 658.7 million Kinross Shares outstanding (based on the number of Kinross Shares outstanding as at July 25, 2008), with Shareholders holding approximately 7% of the Kinross Shares. As a result of this issuance, the Shareholders' ownership and voting interests in the combined company will be diluted, relative to their current proportional ownership and voting interest in Aurelian. See Section 1 of the Circular, "Kinross — Authorized and Outstanding Share Capital", and Section 7 of the Circular, "Risk Factors Related to the Offer".

How long do I have to decide whether to tender to the Offer?

        The Offer is open for acceptance until 6:00 p.m. (Toronto time) on September 3, 2008, or until such other time and date as set out in a notice of variation of the Offer as we determine, issued at any time and from time to time at our discretion. See Section 4 of the Offer to Purchase, "Time for Acceptance".

Can the Expiry Time for the Offer be extended?

        Yes. We may, in our sole discretion, elect to extend the Expiry Time for the Offer from the time referenced in the answer to the previous question. Under certain circumstances, we may be required to extend the Expiry Time for the Offer under Canadian securities laws. If we elect to extend, or are required to extend, the Expiry Time for the Offer, we will publicly announce the variation and, if required by applicable law, we will mail you a copy of the notice of variation. See Section 6 of the Offer to Purchase, "Extensions, Variations and Changes to the Offer".

What does the board of directors of Aurelian think of the Offer?

        The board of directors of Aurelian, upon consultation with its financial and legal advisors and on receipt of a recommendation of a special committee of Aurelian directors, has unanimously determined that the Offer is fair and is in the best interests of Aurelian and the Shareholders and, accordingly, unanimously recommends that Shareholders accept the Offer and deposit their Aurelian Shares under the Offer.

How do I tender my Aurelian Shares?

        If you hold Aurelian Shares in your own name, you may accept this Offer by depositing certificates representing your Aurelian Shares, together with a duly completed and signed Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal. If your Aurelian Shares are registered in the name of a nominee (commonly referred to as "in street name" or "street form"), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Aurelian Shares to the Offer. You should request your nominee to effect the transaction.

        You may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Aurelian Shares tendered by your nominee through CDS. Shareholders are invited to contact the Information Agent for further information regarding how to accept the Offer. See Section 5 of the Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

What if I have lost my Aurelian Shares but want to tender them to the Offer?

        You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will advise you of replacement requirements which must be completed and returned before the expiry of the Offer. See Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Who is the Depositary under the Offer?

        Computershare Investor Services Inc. is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing Deposited Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Aurelian Shares purchased by us under the terms of the Offer. The Depositary will also facilitate book-entry transfers of Aurelian Shares. See Section 17 of the Circular, "Depositary".

Will I be able to withdraw previously tendered Aurelian Shares?

        Yes. You may withdraw Aurelian Shares previously tendered by you at any time (i) before Aurelian Shares deposited under the Offer are taken up by us under the Offer, (ii) if your Aurelian Shares have not been paid for by us within three business days after having been taken up, and (iii) in certain other circumstances. See Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Aurelian Shares".

How do I withdraw previously tendered Aurelian Shares?

        You must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Aurelian Shares", and the notice must contain specific information outlined therein.

Will I have to pay any fees or commissions?

        If you are the registered owner of your Aurelian Shares and you tender your Aurelian Shares directly to the Depositary, or if you use the services of a Dealer Manager or a member of the Soliciting Dealer Group, you will not have to pay brokerage fees or incur similar expenses. If you own your Aurelian Shares through a broker or other nominee who is not a member of the Soliciting Dealer Group, and your broker tenders the Aurelian Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See Section 18 of the Circular, "Dealer Managers and Soliciting Dealer Group".

What will happen if the Offer lapses or is withdrawn?

        If the Offer lapses or we withdraw the Offer prior to the satisfaction or waiver of all of the conditions of the Offer, all of your Aurelian Shares that were deposited and not withdrawn will be returned to you with no payment.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

        A beneficial holder of Aurelian Shares who is resident in Canada, who holds Aurelian Shares as capital property and who disposes of such shares to Kinross under the Offer (subject to entering into a joint tax election with Kinross to obtain a full or partial tax deferral when available as described in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations") will generally realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value, on the date of disposition, of the Kinross Shares, the Kinross Warrants and the Canadian currency, if any, received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the holder of such Aurelian Shares.

        An Eligible Holder who disposes of Aurelian Shares may, depending upon the circumstances, obtain a full or partial tax deferral in respect of a disposition of Aurelian Shares by entering into a joint tax election with Kinross under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial tax legislation). The Letter of Transmittal enclosed with this Circular includes a space for Eligible Holders to request a tax instruction letter to assist them in making such election. Under the Support Agreement, Kinross agrees to make a joint election with any Eligible Holder that provides the necessary information within 90 days of the Effective Date in accordance with the procedures set out in the tax instruction letter.

        Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Aurelian Shares to Kinross under the Offer unless those shares constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

        Shareholders should review the more detailed information under Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations", and consult with their own tax advisors regarding their particular circumstances.

Will I be able to trade the Kinross Shares and Kinross Warrants I receive?

        You will be able to trade the Kinross Shares and the Kinross Warrants that you receive under the Offer. Statutory exemptions allow such trading in Canada and upon our registration statement on Form F-8 filed with the SEC becoming effective in the United States, non-affiliates of Kinross will be able to trade their Kinross Shares received under the Offer in the United States. In connection with the Offer, we have applied to list on the TSX and the NYSE the Kinross Shares offered to Shareholders pursuant to the Offer. In addition, we have applied to list on the TSX the Kinross Warrants offered to Shareholders pursuant to the Offer. The Kinross Warrants will not be listed on the NYSE. Holders of Kinross Warrants in the United States, or who are U.S. Persons, will not be permitted to exercise Kinross Warrants, although they may sell their Kinross Warrants to other persons who are permitted to exercise them.

Is Kinross' financial condition relevant to my decision to tender my Aurelian Shares in the Offer?

        Yes. Kinross Shares and Kinross Warrants will be issued to Shareholders who validly tender their Aurelian Shares, so you should consider our financial condition before you decide to tender your Aurelian Shares to the Offer. In considering our financial condition, you should review the documents included and incorporated by reference in the Offer and Circular because they contain detailed business, financial and other information about us.

If I decide not to tender, how will my Aurelian Shares be affected?

        If we take up and pay for the Aurelian Shares validly tendered, we currently intend to take such action as is necessary, including effecting a Compulsory Acquisition or Subsequent Acquisition Transaction, to acquire any Aurelian Shares not tendered. It is our current intention that the consideration to be offered for Aurelian Shares under such Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered under the Offer. In connection with such a transaction, you may have dissent rights. We reserve the right not to complete a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 8 of the Circular, "Acquisition of Aurelian Shares Not Deposited".

Do I have dissent rights under the Offer?

        No. Shareholders will not have dissenters' or appraisal rights in connection with the Offer. However, holders of Aurelian Shares who do not tender their Aurelian Shares to the Offer may have rights of dissent in the event we elect to acquire such Aurelian Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 8 of the Circular, "Acquisition of Aurelian Shares Not Deposited".

Will Aurelian continue as a public company?

        If, as a result of the Offer and any subsequent transaction, the number of holders of Aurelian Shares is sufficiently reduced, Aurelian may cease to be a reporting issuer. The rules and the regulations of the TSX could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Aurelian Shares from such exchange. To the extent permitted by applicable law, we intend to delist the Aurelian Shares from the TSX. See Section 6 of the Circular, "Purpose of the Offer and Kinross' Plans for Aurelian".

What is the market value of my Aurelian Shares as at a recent date?

        On July 23, 2008, which is the last trading day prior to the date on which we announced our intention to make the Offer, the closing price of the Aurelian Shares listed on the TSX was Cdn.$4.45. The volume-weighted average price of the Aurelian Shares on the TSX for the 20 trading days ended July 23, 2008 was Cdn.$5.02. Based on the closing price of the Kinross Shares on the TSX on July 23, 2008, the Offer represented a premium of approximately 65% over the closing price of the Aurelian Shares on the TSX on the same date (attributing a value of Cdn.$0.75 per Aurelian Share to the Warrant Consideration). Based on the volume-weighted average price of the Kinross Shares on the TSX for the 20 trading days ended July 23, 2008, the Offer represented a premium of approximately 63% over the volume-weighted average price of the Aurelian Shares on the TSX for the same period (attributing a value of Cdn.$0.92 per Aurelian Share to the Warrant Consideration).

        We urge you to obtain a recent quotation for the Aurelian Shares before deciding whether or not to tender your Aurelian Shares.

        See Section 2 of the Circular, "Aurelian — Price Range and Trading Volume of Aurelian Shares".

Who can I call with questions about the Offer or for more information?

        You can call our Information Agent, Kingsdale Shareholder Services Inc., if you have questions or requests for additional copies of the Offer and Circular. Questions and requests should be directed to the following telephone numbers:

North American Toll Free Number: 1-800-775-4067

Outside North America, Banks and Brokers Call Collect: 416-867-2272

 GLOSSARY

        In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below.

"Acquisition Proposal" has the meaning given to it in Section 4 of the Circular, "Background to the Offer — Covenants Regarding Non-Solicitation".

"affiliate" has the meaning given to it in the Securities Act (Ontario).

"Appointee" has the meaning given to it in Section 5 of the Offer to Purchase, "Manner of Acceptance — Power of Attorney".

"Appropriate Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the commencement of the Offer or the consummation of the Offer.

"associate" has the meaning given to it in the Securities Act (Ontario).

"Aurelian" means Aurelian Resources Inc., a corporation existing under the CBCA, and, where the context requires, its subsidiaries.

"Aurelian Material Adverse Effect" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to (x) the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, financial condition or prospects of Aurelian and its subsidiaries taken as a whole; or (y) the continued ownership, development or operation of the FDN Deposit, in either case, other than changes, effects, events, occurrences or states of facts solely relating to or solely resulting from (a) any change, effect, event, occurrence or state of facts relating to global economic, business, regulatory or political conditions or securities, credit, financial or currency markets in general, (b) changes affecting the global mining industry generally, (c) any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, (d) any change in the market price of gold, (e) any change in Canadian GAAP, (f) the implementation of the Mining Mandate (except to the extent the implementation of the Mining Mandate (not including for such purpose the associated documentation provided by Aurelian to Kinross prior to the date of the Support Agreement) results in any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse, or the Mining Mandate has been amended, replaced or otherwise changed in a material and adverse manner, to the continued ownership, development or operation of the FDN Deposit), or (g) any change in the market price or trading volume of the common shares of Aurelian related to the Support Agreement and the Offer or the announcement thereof, or primarily resulting from a change, effect, event, occurrence or state of facts excluded from this definition of the Aurelian Material Adverse Effect under clauses (a), (b), (c), (d), (e) or (f) hereof; provided, however, that such change, effect, event, occurrence or state of facts referred to in clause (a), (b), (c), (d), (e) or (f) above does not primarily relate only to (or have the effect of primarily relating only to) Aurelian and its subsidiaries, taken as a whole, or disproportionately adversely affect Aurelian and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Aurelian and its subsidiaries operate and references in the Support Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Aurelian Material Adverse Effect" has occurred.

"Aurelian Option" means an option to purchase Aurelian Shares granted under the Aurelian Option Plan.

"Aurelian Option Plan" means the stock option plan for directors, officers, employees and service providers of Aurelian dated May 24, 2007, as ratified on June 20, 2007.

"Aurelian Share" means a common share in the capital of Aurelian.

"Book-Entry Confirmation" means confirmation of a book-entry transfer of a Shareholder's Aurelian Shares into the Depositary's account at CDS.

"business day" means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario, Canada.

"Canadian GAAP" means Canadian generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants applied on a consistent basis.

"CBCA" means the Canada Business Corporations Act, as amended.

"CDS" means the CDS Clearing and Depository Services Inc.

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

"Circular" means the take-over bid circular accompanying the Offer, including the Annexes attached thereto.

"Compelled Acquisition" has the meaning given to it in Section 8 of the Circular, "Acquisition of Aurelian Shares Not Deposited — Compelled Acquisition".

"Compulsory Acquisition" has the meaning given to it in Section 8 of the Circular, "Acquisition of Aurelian Shares Not Deposited — Compulsory Acquisition".

"Confidentiality Agreement" means the confidentiality and standstill agreement between Kinross and Aurelian dated October 19, 2007, as amended on July 4, 2008, pursuant to which Aurelian agreed to provide confidential information to Kinross for the purpose of furthering a transaction between Aurelian and Kinross.

"Contemplated Transaction" means the Offer, the take-up of the Aurelian Shares pursuant to the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction, any alternative transaction contemplated by the Support Agreement and any transactions contemplated by the Lock-Up Agreements.

"CRA" has the meaning given to it in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations — General".

"Current Market Price of the Kinross Shares" means, at any date, the weighted average price per Kinross Share at which the Kinross Shares have traded on the TSX (or if the Kinross Shares are not listed on the TSX, then on the stock exchange on which the greatest volume of Kinross Shares were traded during the period referenced below, or if the Kinross Shares are not so listed on any stock exchange, then on the over-the-counter market on which the Kinross Shares are traded as selected by the board of directors of Kinross for such purpose) during the 20 most recent trading days immediately preceding such date.

"Dealer Managers" means Scotia Capital Inc., N M Rothschild & Sons Canada Securities Limited and CIBC World Markets Inc. in Canada and Scotia Capital (USA) Inc., Rothschild Inc. and CIBC World Markets Corp. in the United States, and "Dealer Manager" means either one of them.

"Depositary" means Computershare Investor Services Inc.

"Deposited Shares" has the meaning given to it in Section 5 of the Offer to Purchase, "Manner of Acceptance — Dividends and Distributions".

"Dissenting Offeree" has the meaning given to it in Section 8 of the Circular, "Acquisition of Aurelian Shares Not Deposited — Compulsory Acquisition".

"Distributions" has the meaning given to it in Section 5 of the Offer to Purchase, "Manner of Acceptance — Dividends and Distributions".

"Dividends Paid in the Ordinary Course" means dividends or other distributions by Kinross to holders of Kinross Shares in any fiscal year of Kinross, whether regular, special or extraordinary, and whether in (i) cash, (ii) shares of Kinross, (iii) rights, options or warrants to acquire any shares of Kinross or property or other assets of Kinross (other than rights, options or warrants referred to in paragraphs (c) and (d) in Section 1 of the Circular, "Kinross — Kinross Warrants — Anti-Dilution Adjustment Provisions") at a purchase or exercise price of at least 100% of the fair market value of the shares or property or assets purchasable as of the date of distribution of such rights, options or warrants, or (iv) property or other assets of Kinross or any of its subsidiaries; provided that the amount or value of such dividends or other distributions (any such shares, rights, options or warrants or property or other assets so distributed to be valued at the fair market value of such shares, rights, options or warrants or property or other assets, as the case may be, as determined by the board of directors of Kinross) in the aggregate does not in such fiscal year exceed the greater of (x) 200% of the aggregate amount or value of dividends and other distributions paid by Kinross on the Kinross Shares in the 12-month period ending immediately prior to the first day of such fiscal year; and (y) 100% of the consolidated net earnings from continuing operations of Kinross, before any extraordinary items or charges but after dividends payable on all shares ranking prior to or on a parity with the Kinross Shares with respect to the payment of dividends, for the 12-month period ending immediately prior to the first day of such fiscal year (such consolidated net earnings from continuing operations to be computed in accordance with Canadian GAAP).

"Effective Date" means the date on which Kinross first pays for Aurelian Shares deposited under the Offer.

"Eligible Holder" means a beneficial holder of Aurelian Shares that is (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act, or (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership, all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act).

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

"Exercise Price" has the meaning given to it in Section 1 of the Circular, "Kinross — Kinross Warrants — Exercise of Kinross Warrants".

"Expiry Date" means September 3, 2008 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time extending the period during which Aurelian Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer to Purchase, "Extensions, Variations and Changes to the Offer".

"Expiry Time" means 6:00 p.m. (Toronto time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer to Purchase, "Extensions, Variations and Changes to the Offer".

"FDN Deposit" means intermediate-sulphidation, epithermal gold-silver deposit located within the 3,087 hectare La Zarza concession (ministry code 2121) of the Cordillera del Condor project in the Centinela del Condor canton of Zamora-Chinchipe Province of Ecuador, together with (a) all privileges, rights, easements and appurtenances both at law and equity belonging to or for the benefit of such deposit, including means of access between such deposit and a public way and (b) all rights associated with the ownership, development or operation of such deposit, including mineral interests and rights (including any claims, concessions, exploration licenses, exploitation licenses, prospecting permits, mining leases and mining rights).

"forward-looking statements" has the meaning given to it in "Statements Regarding Forward-Looking Information".

"fully-diluted basis" means, with respect to the number of outstanding Aurelian Shares at any time, the number of Aurelian Shares that would be outstanding if all rights to acquire Aurelian Shares, other than SRP Rights, were exercised, including for greater certainty, all Aurelian Shares issuable upon the exercise of Aurelian Options, whether vested or unvested.

"Governmental Entity" means (a) any Canadian, Ecuadorian, foreign, multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative agency, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority; (d) the TSX; (e) the NYSE; (f) the Frankfurt Stock Exchange; or (g) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Holder" or "Holders" has the meaning given to it in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations — General".

"including" (or "includes") means including (or includes) without limitation.

"Information Agent" means Kingsdale Shareholder Services Inc.

"Kinross" means Kinross Gold Corporation, a corporation existing under the Business Corporations Act (Ontario) and, where the context requires, its subsidiaries.

"Kinross Material Adverse Effect" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations or financial condition or prospects of Kinross and its subsidiaries taken as a whole, other than changes, effects, events, occurrences or states of facts solely relating to or solely resulting from (a) any change, effect, event, occurrence or state of facts relating to global economic, business, regulatory or political conditions or securities, credit, financial or currency markets in general, (b) changes affecting the global mining industry generally, (c) any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, (d) any change in the market price of gold, (e) any change in Canadian GAAP, or (f) any change in the market price or trading volume of the common shares of Kinross related to the Support Agreement and the Offer or the announcement thereof, or primarily resulting from a change, effect, event, occurrence or state of facts excluded from this definition of Kinross Material Adverse Effect under clauses (a), (b), (c), (d) or (e) hereof; provided, however, that such change, effect, event, occurrence or state of facts referred to in clause (a), (b), (c), (d) or (e) above does not primarily relate only to (or have the effect of primarily relating only to) Kinross and its subsidiaries, taken as a whole, or disproportionately adversely affect Kinross and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Kinross and its subsidiaries operate and references in the Support Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Kinross Material Adverse Effect" has occurred.

"Kinross Share" means a common share in the capital of Kinross.

"Kinross Share Reference Price" mans the volume weighted average trading price on the TSX of the Kinross Shares over the five business days ending one business day before the Expiry Date in effect, prior to any extension, immediately prior to the initial Take-Up Date.

"Kinross Warrant" means a common share purchase warrant in the capital of Kinross entitling the holder thereof, other than holders in the United States or who are U.S. Persons, to acquire, upon due exercise and payment of the exercise price of Cdn.$32.00, one Kinross Share (subject to adjustment) on or prior to 5.00 p.m. (Toronto time) on the date that is five years following the Effective Date.

"Kinross Warrant Agreement" has the meaning given to it in Section 1 of the Circular, "Kinross — Kinross Warrants".

"Kinross Warrant Certificate" has the meaning given to it in Section 1 of the Circular, "Kinross — Kinross Warrants — Exercise of Kinross Warrants".

"laws" means all laws, by-laws, statutes, rules, regulations, principles of law, policies, orders, ordinances, decisions, declarations, rulings, directives, judgments, decrees or other requirements of any Governmental Entity and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, which, for greater certainty, shall include the laws of Ecuador, and the term "applicable" with respect to such laws and in a context that refers to one or more persons, means such laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

"Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on yellow paper).

"Lock-Up Agreements" means the lock-up agreements dated July 23, 2008 between Kinross, on one hand, and each of the Locked-Up Shareholders, on the other, as amended from time to time.

"Locked-Up Shareholders" means directors and senior officers of Aurelian, being Patrick Anderson, George Bee, Colin Benner, Jon Douglas, William Fisher, Andre Gaumond, Joseph Hamilton, Keith McKay, Thomas Obradovich, Jonathan Rubenstein and Tim Warman.

"MI 61-101" means Multilateral Instrument 61-101 entitled "Protection of Minority Security Holders in Special Transactions".

"Minimum Tender Condition" means that there will have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Aurelian Shares which, together with the Aurelian Shares owned, directly or indirectly, by the Offeror, constitutes at least 66 2/3% of the outstanding Aurelian Shares (calculated on a fully diluted basis).

"Mining Mandate" means the new Mining Mandate adopted by Ecuador's Constituent Assembly on April 18, 2008 and any associated documentation relating to the foregoing provided by Aurelian to Kinross prior to the date of the Support Agreement.

"NI 43-101" means National Instrument 43-101 — Standards of Disclosure for Mineral Project.

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery (printed on green paper) in the form accompanying the Offer and Circular.

"NYSE" means the New York Stock Exchange.

"OBCA" means the Business Corporations Act (Ontario).

"Offer" means Kinross' offer to purchase the Aurelian Shares made hereby, the terms and conditions of which are set forth in the Offer to Purchase, the Circular, the Letter of Transmittal, and the Notice of Guaranteed Delivery.

"Offer and Circular" means the Offer to Purchase and the Circular, collectively.

"Offer to Purchase" means the offer to purchase Aurelian Shares as described herein.

"Offered Consideration" means the consideration to be paid by Kinross for the Aurelian Shares taken up under the Offer.

"Offeror" means Kinross.

"Offeror's Notice" has the meaning given to it in Section 8 of the Circular, "Acquisition of Aurelian Shares Not Deposited — Compulsory Acquisition".

"Option Exchange Ratio" means (i) 0.317, plus (ii) the portion of a Kinross Share that, immediately prior to the exchange of options contemplated in the Support Agreement, has a fair market value equal to 0.1429 of a Kinross Warrant. For purposes of (ii) above, the fair market value of a Kinross Warrant will be determined by Kinross and Aurelian acting reasonably, using "Black-Scholes" or similar analysis.

"person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"Private Placement" means the offer, issuance, sale, and delivery by Aurelian, and the purchase by Kinross, of 15 million Aurelian Shares on a private placement basis for total subscription price of Cdn.$71.25 million (or subscription price per share of Cdn.$4.75), on the basis set forth in the Subscription Agreement.

"Proposed Agreement" means any agreement, other than a confidentiality and standstill agreement, with any person providing for or to facilitate any Acquisition Proposal.

"Proposed Amendments" has the meaning given to it in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations — General".

"Purchased Securities" has the meaning given to it in Section 5 of the Offer to Purchase, "Manner of Acceptance — Power of Attorney".

"Purchased Shares" has the meaning given to it in Section 4 of the Circular, "Background to the Offer — Subscription Agreement".

"Replacement Option" has the meaning given to it in Section 6 of the Circular, "Purpose of the Offer and Kinross' Plans for Aurelian — Treatment of Aurelian Options".

"Resident Holder" or "Resident Holders" has the meaning given to it in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada".

"SEC" means the United States Securities and Exchange Commission.

"Shareholder" means a holder of Aurelian Shares.

"Shareholder Rights Plan" means the shareholder rights plan agreement dated May 23, 2006, as ratified on June 21, 2006.

"Soliciting Dealer Group" has the meaning given to it in "Summary of the Offer — Dealer Managers and Soliciting Dealer Group and Information Agent".

"Soliciting Dealer" has the meaning given to it in Section 18 of the Circular, "Dealer Managers and Soliciting Dealer Group".

"SRP Rights" means the rights issued pursuant to the Shareholder Rights Plan.

"Subscription Agreement" means the subscription agreement dated July 23, 2008 between Kinross and Aurelian, providing, among other things, for the issuance, sale and delivery by Aurelian, and the purchase by Kinross, of Aurelian Shares in connection with the Private Placement.

"Subsequent Acquisition Transaction" has the meaning given to it in Section 8 of the Circular, "Acquisition of Aurelian Shares Not Deposited — Subsequent Acquisition Transaction".

"subsidiary" means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and will include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary.

"Superior Proposal" means an unsolicited bona fide Acquisition Proposal made by a third party to Aurelian in writing after the date of the Support Agreement (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Aurelian Shares and offering; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the board of directors of Aurelian, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained (iv) which is not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of Aurelian or any subsidiary or their respective representatives beyond 5:00 p.m. on the third day after which access is afforded to the third party making the Acquisition Proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Aurelian during such three-day period); (v) that did not result from a breach of the Support Agreement by Aurelian or its representatives; and (vi) in respect of which the board of directors of Aurelian determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Kinross pursuant to the Support Agreement.

"Support Agreement" means the support agreement dated July 23, 2008 between Kinross and Aurelian, providing, among other things, for the making of the Offer and the agreement of Aurelian to support the Offer.

"Take-Up Date" means a date upon which Kinross takes up or acquires Aurelian Shares under the Offer.

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended.

"Tax Election" has the meaning given to it in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Resident Holders who Accept the Offer".

"taxable capital gain" has the meaning given to it in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Losses".

"Termination Fee" has the meaning given to it in Section 4 of the Circular, "Background to the Offer — Support Agreement — Termination Payments".

"trading day" means any day on which trading occurs on the TSX or NYSE, as applicable.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. Person" means a U.S. person within the meaning of Regulation S promulgated under the U.S. Securities Act.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Warrant Agent" has the meaning given to it in Section 1 of the Circular, "Kinross — Kinross Warrants".

"Warrant Consideration" means the 0.1429 of a Kinross Warrant payable as partial consideration for each Aurelian Share under the terms of the Offer.

 SUMMARY OF THE OFFER

        This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Shareholders are urged to read the more detailed information about Kinross, the Offer, the Kinross Shares and the Kinross Warrants provided elsewhere in the Offer and Circular and in the documents incorporated by reference. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled "Glossary" above.

The Offer

        The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Aurelian Shares, and including any Aurelian Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Aurelian that are convertible into or exchangeable or exercisable for Aurelian Shares, on the basis of 0.317 of a Kinross Share and 0.1429 of a Kinross Warrant for each Aurelian Share.

        The Offer is made only for Aurelian Shares and is not made for any options or other rights to acquire Aurelian Shares. Any holder of such options or other rights to acquire Aurelian Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise their options or other rights in order to obtain certificates representing Aurelian Shares that may be deposited in accordance with the terms of the Offer.

        See Section 1 of the Offer to Purchase, "The Offer".

Kinross

        Kinross is a company principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in North and South America and the Russian Federation. The principal products of Kinross are gold and silver produced in the form of doré that is shipped to refineries for final processing. Our Kinross Shares are listed on the TSX under the symbol "K" and on the NYSE under the symbol "KGC".

        Kinross is a reporting issuer or the equivalent in all provinces of Canada and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com. Kinross is also an SEC registrant and, accordingly, files with or furnishes to the SEC certain documents. Such documents are available at www.sec.gov.

        See Section 1 of the Circular, "Kinross".

Aurelian

        Aurelian is a Canadian company owning 38 mining concessions totalling approximately 95,000 hectares located over 90 semi-contiguous kilometres through the Cordillera del Condor in the El Pangui, Yantzatza, Centinela de Condor, and Nangaritza cantons of the Zamora Chinchipe and Morona Santiago Provinces in Ecuador.

        The Aurelian Shares are listed and posted for trading on the TSX under the symbol "ARU".

        Aurelian is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta, Ontario and Quebec and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

        See Section 2 of the Circular, "Aurelian".

Purpose of the Offer

        The purpose of the Offer is to enable Kinross to acquire all of the outstanding Aurelian Shares.

Strategic Rationale for the Proposed Acquisition

        Kinross believes that Aurelian represents a strategic "tuck-in" acquisition for Kinross adding to its portfolio of world-class assets under development. The FDN Deposit is a large, high quality gold exploration and development property. In October 2007, Aurelian released an inferred resource estimate for the FDN Deposit of 58.9 million tonnes grading 7.23 grams per tonne of gold and 11.8 grams per tonne of silver, resulting in 13.7 million ounces of contained gold and 22.4 million ounces of contained silver. The FDN Deposit is the most significant discovery within the Condor Project, part of more than 95,000 hectares of exploration concessions that Aurelian holds in Ecuador. The Condor Project properties are also highly prospective, with a number of promising exploration targets identified. For further information, please refer to Aurelian's news release dated October 4, 2007 and the report entitled "A Mineral Resource Estimate for the Fruta del Norte Deposit, Cordillera del Condor Project, Zamora-Chinchipe Province, Ecuador" prepared by Micon International Limited dated November 15, 2007, both of which are available at www.sedar.com.

        The proposed acquisition of Aurelian is complementary to Kinross' Latin American presence, including existing regional infrastructure in Chile and Brazil. Kinross' financial strength will provide access to capital to develop the FDN Deposit and other development and exploration projects going forward.

        For Shareholders, the Offer represents a substantial premium to the pre-announcement trading price of Aurelian Shares. The Offer represents a premium of approximately 65% over the closing price of the Aurelian Shares on the TSX on July 23, 2008, the last day of trading prior to announcement of the Offer, and a premium of approximately 63% over the volume-weighted average price of the Aurelian Shares on the TSX for the 20 trading days ended, July 23, 2008 (attributing a value of Cdn.$0.75 per Aurelian Share and Cdn.$0.92 per Aurelian Share, respectively, to the Warrant Consideration). The Offer also provides Shareholders significantly enhanced liquidity in the form of Kinross Shares. Kinross' combined daily average trading value on the TSX and NYSE is approximately $211.4 million over the last 12 months as compared to approximately $6.9 million for Aurelian Shares.

        The proposed acquisition of Aurelian will diversify Shareholders' risk associated with Aurelian's reliance on the FDN Deposit and allow Shareholders' continued participation in the future development of the FDN Deposit through the ownership of Kinross Shares. Eligible Shareholders will have the ability to receive Kinross Shares on a tax deferred basis.

        These anticipated benefits are based on various assumptions and are subject to various risks. See "Statements Regarding Forward-Looking Information" and Section 7 of the Circular, "Risk Factors Related to the Offer".

Conditions of the Offer

        The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for any Aurelian Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer to Purchase, "Conditions of the Offer", are satisfied or, where permitted, waived at or prior to the Expiry Time. These conditions include, among others, the conditions that:

  •
  there being validly deposited under the Offer and not withdrawn at the Expiry Time, Aurelian Shares representing, together with Aurelian Shares owned, directly or indirectly, by the Offeror, not less than 66 2/3% of the total outstanding Aurelian Shares (calculated on a fully-diluted basis); and

  •
  the Support Agreement shall not have been terminated by Kinross or Aurelian in accordance with its terms.

        See Section 2 of the Offer to Purchase, "Conditions of the Offer", for all of the conditions of the Offer.

Time for Acceptance

        The Offer is open for acceptance until 6:00 p.m. (Toronto time) on September 3, 2008 or until such later time and date to which the Offeror may extend the Expiry Time of the Offer at its discretion unless the Offer is extended or withdrawn by the Offeror. See Section 4 of the Offer to Purchase, "Time for Acceptance".

Manner of Acceptance

        The Offer may be accepted by Shareholders by delivering certificates representing Aurelian Shares that are being deposited, together with a duly completed and signed Letter of Transmittal to the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time. Shareholders whose certificates for Aurelian Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery. Shareholders whose Aurelian Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

        Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario, prior to the Expiry Time.

        See Section 5 of the Offer to Purchase, "Manner of Acceptance".

Payment for Deposited Shares

        Upon the terms and subject to the conditions of the Offer, Kinross will take up Aurelian Shares validly deposited under the Offer and not withdrawn as soon as possible, but in any event not later than three business days after Kinross becomes obligated by the terms of the Offer to take-up the Aurelian Shares. Any Aurelian Shares deposited under the Offer after the first date on which Aurelian Shares have been taken up by Kinross will be taken up and paid for not later than 10 days after such deposit. See Section 3 of the Offer to Purchase, "Take-Up and Payment for Deposited Shares".

Right to Withdraw Deposited Shares

        Aurelian Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Aurelian Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Aurelian Shares".

Acquisition of Aurelian Shares Not Deposited Under the Offer

        If the conditions of the Offer are satisfied or waived and Kinross takes up and pays for Aurelian Shares validly deposited under the Offer, Kinross intends to take such action as is necessary, including effecting a Compulsory Acquisition of those Aurelian Shares not deposited under the Offer, causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Aurelian and Kinross, or an affiliate of Kinross, for the purpose of enabling Kinross or an affiliate of Kinross to acquire all Aurelian Shares not acquired pursuant to the Offer. Kinross intends that the value of the consideration offered per Aurelian Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Kinross Share and each Kinross Warrant shall be deemed to be at least equal in value to each Kinross Share and Kinross Warrant offered under the Offer). See Section 8 of the Circular, "Acquisition of Aurelian Shares Not Deposited".

Support Agreement

        On July 23, 2008, Kinross and Aurelian entered into the Support Agreement. The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by Kinross. Pursuant to the Support Agreement, Aurelian agreed to, among other things, a non-solicitation covenant and to support the Offer. See Section 4 of the Circular, "Background to the Offer — Support Agreement".

Lock-Up Agreements

        Pursuant to the Lock-Up Agreements entered into with Kinross, the Locked-Up Shareholders have agreed to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Aurelian Shares currently owned or controlled by such Locked-Up Shareholders, being an aggregate of 2,737,000 Aurelian Shares, representing approximately 1.82% of the outstanding Aurelian Shares (calculated on a fully-diluted basis). See Section 4 of the Circular, "Background to the Offer — Lock-Up Agreements".

Recommendation of Board of Directors of Aurelian

        Aurelian has confirmed in the Support Agreement that the board of directors of Aurelian, upon consultation with its financial and legal advisors and on receipt of a recommendation of a special committee of Aurelian directors, has unanimously determined that the Offer is fair and is in the best interests of Aurelian and the Shareholders and, accordingly, unanimously recommends that Shareholders accept the Offer and deposit their Aurelian Shares under the Offer.

Certain Canadian Federal Income Tax Considerations

        A beneficial holder of Aurelian Shares who is resident in Canada, who holds Aurelian Shares as capital property and who disposes of such shares to Kinross under the Offer (unless such holder has entered into a joint tax election with Kinross to obtain a full or partial tax deferral when available as described in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations") will generally realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value, on the date of disposition, of the Kinross Shares, the Kinross Warrants and the Canadian currency, if any, received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the holder of such Aurelian Shares.

        An Eligible Holder who disposes of Aurelian Shares may, depending upon the circumstances, obtain a full or partial tax deferral in respect of a disposition of Aurelian Shares by entering into a joint tax election with Kinross under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial tax legislation).

        An Eligible Holder interested in making an election should indicate that intention in the Letter of Acceptance and Transmittal in the space provided therein, and a tax instruction letter setting out the procedure for completing the relevant tax election forms will be sent to the Eligible Holder at or about the time that the Eligible Holder is sent the portion of the Offered Consideration to which the Eligible Holder is entitled.

        Any Eligible Holder that does not ensure that information necessary to make an election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date will not be able to benefit from the tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

        Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Aurelian Shares to Kinross under the Offer unless those shares constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

        Shareholders should review the more detailed information under Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations", and consult with their own tax advisors regarding their particular circumstances.

Risk Factors Related to the Offer

        An investment in Kinross Shares and Kinross Warrants is subject to certain risks. Shareholders should carefully review the risk factors set out in the Offer and Circular before depositing Aurelian Shares pursuant to the Offer. See Section 7 of the Circular, "Risk Factors Related to the Offer", and the other information contained in, or incorporated by reference into, the Offer and Circular. Additional risks and uncertainties, including those with respect to the proposed combination of Kinross and Aurelian upon successful completion of the Offer (including a Compulsory Acquisition or a Subsequent Acquisition Transaction) may also adversely affect Kinross' business.

Depositary

        Kinross has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of certificates in respect of Deposited Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Aurelian Shares purchased by Kinross pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Kinross for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Kinross has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

Dealer Managers, Soliciting Dealer Group and Information Agent

        Kinross has engaged the services of Scotia Capital Inc., N M Rothschild & Sons Canada Securities Limited and CIBC World Markets Inc. as Dealer Managers in Canada and Scotia Capital (USA) Inc., Rothschild Inc. and CIBC World Markets Corp. as Dealer Managers in the United States to solicit acceptances of the Offer. The Dealer Managers have agreed to form a soliciting dealer group (the "Soliciting Dealer Group") comprised of members of the Investment Dealers Association of Canada and members of the TSX, the TSX Venture Exchange and the National Association of Securities Dealers to solicit acceptances of the Offer. See Section 18 of the Circular, "Dealer Managers and Soliciting Dealer Group".

        Kinross has retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer to provide a resource for information for Shareholders. The Information Agent will receive reasonable and customary compensation from Kinross for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

OFFER TO PURCHASE

        July 28, 2008

TO:    THE HOLDERS OF COMMON SHARES OF AURELIAN

        The accompanying Circular, which is incorporated into and forms part of the Offer to Purchase, contains important information and should be read carefully before making a decision with respect to the Offer. This Offer to Purchase and the Circular constitute the take-over bid circular required under applicable Canadian securities laws. Capitalized terms used in the Offer to Purchase but not otherwise defined herein are defined in the section entitled "Glossary".

1.     The Offer

        The Offeror hereby offers to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Aurelian Shares other than any Aurelian Shares owned directly or indirectly by the Offeror and including any Aurelian Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Aurelian that are convertible into or exchangeable or exercisable for Aurelian Shares, on the basis of 0.317 of a Kinross Share and 0.1429 of a Kinross Warrant in respect of each Aurelian Share.

        The Offer is made only for Aurelian Shares and is not made for any options or other rights to acquire Aurelian Shares (other than the SRP Rights). Shareholders who deposit their Aurelian Shares will be deemed to have deposited the SRP Rights associated with such Aurelian Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Aurelian Shares will be allocated to the SRP Rights.

        Any holder of Aurelian Options or other rights to acquire Aurelian Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or exchange the options or other rights in order to obtain certificates representing Aurelian Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Aurelian Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        Following the Effective Date, provided that the Offeror has taken-up and paid for at least 50.1% of the outstanding Aurelian Shares (on a fully-diluted basis) and received all applicable regulatory approvals, if any holder of Aurelian Options does not exercise such options and deposit the resulting Aurelian Shares under the Offer prior to the Expiry Time, such Aurelian Options shall be exchanged for Replacement Options. See Section 6 of the Circular, "Purpose of the Offer and Kinross' Plans for Aurelian — Treatment of Aurelian Options", and Section 8 of the Circular, "Acquisition of Aurelian Shares Not Deposited".

        Fractional Kinross Shares and fractional Kinross Warrants will not be issued in connection with the Offer. Where on any Take-Up Date (a) the aggregate number of Kinross Shares to be issued to any Shareholder in exchange for such Shareholder's Aurelian Shares would result in a fraction of a Kinross Share being issuable, the number of Kinross Shares to be received by such Shareholder will be rounded down to the nearest whole Kinross Share and, in lieu of a fractional Kinross Share, the Shareholder will receive a cash payment determined on the basis of an amount equal to the Kinross Share Reference Price multiplied by the fractional share amount; and (b) the aggregate number of Kinross Warrants to be issued to any Shareholder in exchange for such Shareholder's Aurelian Shares would result in a fraction of a Kinross Warrant being issuable, the number of Kinross Warrants to be received by such Shareholder will be rounded to the nearest whole Kinross Warrant. All cash payable in lieu of fractional Kinross Shares will be denominated in Canadian dollars.

        The accompanying Circular, which is incorporated into and forms part of the Offer, and the Letter of Transmittal and the Notice of Guaranteed Delivery contain important information that should be read carefully before making a decision with respect to the Offer.

2.     Conditions of the Offer

        The Offeror shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Aurelian Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

  (a)
  the Minimum Tender Condition;

  (b)
  all government or regulatory approvals (including the Appropriate Regulatory Approvals), waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by law, policy or practice (other than as referred to in paragraph (c) below) (including, those of any provincial securities authorities, stock exchanges or other securities regulatory authorities) in connection with the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms satisfactory to Kinross, in its sole discretion, acting reasonably;

  (c)
  no act, action, suit or proceeding shall have been taken before or by any Governmental Entity (including, by any individual, company, firm, group or other entity), whether or not having the force of law, and no law shall have been proposed, amended, enacted, promulgated or applied, in either case:

  (i)
  to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to the Offeror of the Aurelian Shares or the right of the Offeror to own or exercise full rights of ownership of the Aurelian Shares; or

  (ii)
  which would reasonably be expected to have an Aurelian Material Adverse Effect or, if the Offer were consummated, a Kinross Material Adverse Effect; or

  (iii)
  which would materially and adversely affect the ability of the Offeror to proceed with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) and/or take up and pay for any Aurelian Shares deposited under the Offer; or

  (iv)
  seeking to obtain from the Offeror or any of its subsidiaries or Aurelian or any of its subsidiaries any material damages directly or indirectly in connection with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction); or

  (v)
  seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Aurelian or its subsidiaries or to compel the Offeror or its subsidiaries to dispose of or hold separate any material portion of the business or assets of Aurelian or any of its subsidiaries as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);

  (d)
  there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any Aurelian Shares deposited under the Offer or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (e)
  all necessary orders, authorizations or consents which are required under all applicable securities laws and the rules and policies of the TSX and NYSE for the offering, issuance and listing of the Kinross Shares and the Kinross Warrants under the Offer shall have been obtained;

  (f)
  no Aurelian Material Adverse Effect shall have occurred or arisen (or shall have been generally disclosed to, or discovered by, the Offeror if not previously disclosed in writing to the Offeror prior to the date of this Agreement);

  (g)
  the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any public document filed by or on behalf of Aurelian with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or elsewhere, that constitutes an Aurelian Material Adverse Effect;

  (h)
  the board of directors of Aurelian shall not have withdrawn any recommendation made by it that Shareholders accept the Offer or issued a recommendation in a manner that has substantially the same effect;

  (i)
  at the Expiry Time:

  (i)
  all representations and warranties of Aurelian in the Support Agreement: (A) that are qualified by a reference to an Aurelian Material Adverse Effect or materiality shall be true and correct in all respects, and (B) that are not qualified by a reference to an Aurelian Material Adverse Effect or materiality, shall be true and correct in all material respects; and

  (ii)
  Aurelian shall have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by Aurelian at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), except for untrue or incorrect representations or warrants or breaches which, individually or in the aggregate, would not reasonably be expected to have an Aurelian Material Adverse Effect or materially and adversely affect the ability of the Offeror to consummate the Offer or, if the Offer is consummated, reasonably be expected to have a Kinross Material Adverse Effect; and the Offeror shall have received, not more than seven hours before the Expiry Time, a certificate of Aurelian, signed by two senior officers (without personal liability), satisfactory to the Offeror, acting reasonably, certifying the foregoing after due inquiry;

  (j)
  the board of directors of Aurelian shall have (i) deferred the separation time of the SRP Rights under the Shareholder Rights Plan and (ii) irrevocably waived or suspended the operation of the Shareholder Rights Plan or otherwise rendered the Shareholder Rights Plan inoperative against the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; and

  (k)
  the Support Agreement shall not have been terminated in accordance with its terms.

        The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have, provided that the Offeror may not waive the Minimum Tender Condition to acquire less than 50.1% of the Aurelian Shares outstanding (calculated on a fully-diluted basis) without the prior written consent of Aurelian. If Kinross waives the Minimum Tender Condition on a date that is less than 10 days prior to the Expiry Date, it shall extend the Offer for at least such period of time as is necessary to ensure that the Offer does not expire before 10 days after the date that the notice of variation in respect of such waiver has been delivered. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. The Offeror reserves the right to withdraw the Offer on or prior to the Expiry Time if any condition to the Offer remains unsatisfied or has not been waived. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions shall be final and binding on all parties.

        Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by law, as soon as practicable thereafter to notify Shareholders in the manner set forth below in Section 11 of this Offer to Purchase, "Notice and Delivery", and will provide a copy of such notice to the TSX and the NYSE. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario. In the event of any waiver, all Aurelian Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Aurelian Shares deposited under the Offer and the Depositary will promptly return all Aurelian Shares to the parties by whom they were deposited in acceptance of the Offer. See Section 9 of this Offer to Purchase, "Return of Deposited Shares".

3.     Take-Up and Payment for Deposited Shares

        Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 2 of this Offer to Purchase, "Conditions of the Offer"), the Offeror will take up Aurelian Shares validly deposited under the Offer and not withdrawn pursuant to Section 8 of this Offer to Purchase, "Right to Withdraw Deposited Aurelian Shares", as soon as possible, but in any event not later than three business days after the Offeror becomes obligated by the terms of the Offer to take-up the Aurelian Shares. Any Aurelian Shares deposited under the Offer after the first date on which Aurelian Shares have been taken up by the Offeror will be taken up and paid for not later than 10 days after such deposit.

        Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Aurelian Shares or to terminate the Offer and not take up or pay for any Aurelian Shares if any condition of the Offer is not satisfied or, where permitted, waived by the Offeror by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Aurelian Shares in order to comply, in whole or in part, with any applicable law.

        For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Aurelian Shares validly deposited and not validly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Shares pursuant to the Offer at its principal office in Toronto, Ontario.

        The Offeror will pay for Aurelian Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Kinross Shares and Kinross Warrants and sufficient funds (for fractional Kinross Shares) for transmittal to persons who have deposited Aurelian Shares under the Offer. The Depositary will act as the agent of the persons who have deposited Aurelian Shares in acceptance of the Offer for the purposes of receiving the Offered Consideration from the Offeror and transmitting such Offered Consideration to such persons. Receipt of the share certificates, warrant certificates and cash, if any, representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Aurelian Shares pursuant to the Offer. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Aurelian Shares on the purchase price of Aurelian Shares purchased by the Offeror, regardless of any delay in making such payment.

        Settlement with each Shareholder who has validly deposited and not validly withdrawn Aurelian Shares under the Offer will be made by the Depositary forwarding a certificate for the Kinross Shares and a certificate for the Kinross Warrants to which such Shareholder is entitled and a cheque for an amount in Canadian dollars to which such Shareholder is entitled, if any (in satisfaction of any fractional Kinross Shares that would have been otherwise payable to such Shareholder). Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates and cheque will be issued in the name of the registered Shareholder of the Aurelian Shares so deposited. Unless the person depositing the Aurelian Shares instructs the Depositary to hold the certificates representing the Kinross Shares and the Kinross Warrants and cheques, if any, for pick-up by checking the appropriate box in the Letter of Transmittal, the certificates and cheque, if any, will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificates and cheque, if any, will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Aurelian. Certificates and cheques, if any, mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

        If any Deposited Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, of if certificates are submitted for more Aurelian Shares than are deposited, certificates for unpurchased Aurelian Shares will be returned, at the Offeror's expense, to the depositing Shareholder as soon as it is practicable following the Expiry Time or withdrawal or early termination of the Offer. Unless otherwise directed in the Letter of Transmittal, certificates representing unpurchased Aurelian Shares will be forwarded to the address of the registered Shareholder as shown on the securities register maintained by Aurelian.

        Shareholders depositing Aurelian Shares will not be required to pay any fee or commission if they accept the Offer by depositing their Aurelian Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer. If you own your Aurelian Shares through a broker or other nominee who is not a member of the Soliciting Dealer Group and your broker or nominee tenders your Aurelian Shares on your behalf, your broker or nominee may charge you a fee for doing so.

4.     Time for Acceptance

        The Offer is open for acceptance, unless extended or withdrawn by the Offeror in accordance with applicable law and the Support Agreement, until 6:00 p.m. (Toronto time) on September 3, 2008. See Section 6 of this Offer to Purchase, "Extensions, Variations and Changes to the Offer".

5.     Manner of Acceptance

Letter of Transmittal

        The Offer may be accepted by Shareholders by depositing the following documents with the Depositary at any of the offices specified in the Letter of Transmittal no later than the Expiry Time:

  (a)
  a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the instructions set out in the Letter of Transmittal;

  (b)
  the certificate(s) representing the Aurelian Shares in respect of which the Offer is being accepted; and

  (c)
  any other documents required by the instructions set out in the Letter of Transmittal.

        Participants in CDS should contact the Depositary with respect to the deposit of their Aurelian Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Aurelian Shares under the Offer. No fee or commission will be payable by Shareholders who deposit their Aurelian Shares pursuant to the Offer directly to the Depositary or who make use of the facilities of a member of a Soliciting Dealer Group to accept the Offer.

        The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal.

        Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Aurelian Shares may deposit certificates representing Aurelian Shares pursuant to the procedure for guaranteed delivery described below.

Currency of Payment

        The cash payable under the Offer in lieu of fractional Kinross Shares will be denominated in Canadian dollars.

Signature Guarantees

        No signature guarantee is required on the Letter of Transmittal if:

  (a)
  the Letter of Transmittal is signed by the registered owner of the Aurelian Shares exactly as the name of the registered Shareholder appears on the Aurelian Share certificate deposited therewith, and the certificates for Kinross Shares and Kinross Warrants issuable and the cash payable, if any, in each case under the Offer, are to be delivered directly to such registered Shareholder; or

  (b)
  Aurelian Shares are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Aurelian Shares is registered in the name of a person other than the signatory of a

Letter of Transmittal or if the certificates for the Kinross Shares and the Kinross Warrants issuable and the cash payable, if any, are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery

        The method of delivery of Aurelian Shares, the Letter of Transmittal, the Notice of Guaranteed Deliver and all other required documents is at the option and risk of the depositing Shareholder. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if certificates for Aurelian Shares and the other documents are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Aurelian Shares by the Depositary.

        A Shareholder who wishes to deposit Aurelian Shares under the Offer and whose Aurelian Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Aurelian Shares under the Offer.

Procedure for Guaranteed Delivery

        If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's Aurelian Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those Aurelian Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

  (a)
  such deposit is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario, at or before the Expiry Time; and

  (c)
  the certificate(s) representing the Deposited Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such Aurelian Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Toronto, Ontario, office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        The Notice of Guaranteed Delivery may be delivered by hand or couriered or transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario, and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate and other required documents to any other office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purpose of satisfying the guaranteed delivery.

Acceptance by Book-Entry Transfer

        Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Aurelian Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Aurelian Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

        Shareholders, through their respective CDS participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

        Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact the Depositary for assistance. Contact details for the Depositary may be found on the last page of this Document.

Determination of Validity

        All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Aurelian Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Aurelian Shares determined by it not to be in proper form, or the issue of Kinross Shares and Kinross Warrants and payment of cash, if any, in respect of which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, provided, however, that pursuant to the Support Agreement the Offeror has agreed not to waive the Minimum Tender Condition in order to acquire less than 50.1% of the Aurelian Shares outstanding (calculated on a fully-diluted basis) without the prior written consent of Aurelian; or (ii) any defect or irregularity in any deposit of Aurelian Shares. No deposit of Aurelian Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

        Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Aurelian Shares or in making payments for in lieu of fractional Kinross Shares to any person on account of Aurelian Shares accepted for exchange pursuant to the Offer.

Dividends and Distributions

        Subject to the terms and conditions of the Offer and subject, in particular, to Aurelian Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Aurelian Shares covered by the Letter of Transmittal delivered to the Depositary (the "Deposited Shares") and in and to all rights and benefits arising from such Deposited Shares including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

Power of Attorney

        An executed Letter of Transmittal (or, in the case of shares deposited by book-entry transfer by the making of a book-entry transfer into the Depositary's accounts with CDS) irrevocably approves, constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Transmittal or book-entry transfer (which shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), certain officers of the Offeror and any other person designated by the Offeror in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. The Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such

Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Aurelian; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Shareholder including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aurelian; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aurelian and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

        A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Binding Agreement

        The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Aurelian Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited under the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

6.     Extensions, Variations and Changes to the Offer

        The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until the Expiry Time, unless the Offer is extended or withdrawn by the Offeror.

        Subject to the limitations described below, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to vary the terms of the Offer or extend the Expiry Time, in accordance with applicable laws, by giving notice in writing to the Depositary at its office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Kinross Shares), the Offeror will give written notice of such change to the Depositary at its office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable law, cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of Aurelian. In addition, the Offeror will provide a copy of such notice to the TSX, the NYSE and the applicable regulatory authorities. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

        The Support Agreement and the Lock-Up Agreements restrict Kinross' ability to amend certain of the terms and conditions of the Offer without the prior written consent of Aurelian and, in some cases, certain Locked-Up Shareholders. See Section 4 of the Circular, "Background to the Offer — Support Agreement", and "Background to the Offer — Lock-Up Agreements".

        During any extension of the Offer, all Aurelian Shares previously deposited and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 8 of this Offer to Purchase, "Right to Withdraw Deposited Aurelian Shares". An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 2 of this Offer to Purchase, "Conditions of the Offer".

        Under applicable Canadian provincial securities laws, if there is a variation in the terms of the Offer, the period during which Aurelian Shares may be deposited under the Offer will not expire before 10 days after the date that the notice of variation has been delivered.

        If, before the Expiry Time, the Offeror in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose Aurelian Shares are taken up under the Offer.

7.     Changes in Capitalization of Aurelian; Liens

        If, on or after the date of the Offer, Aurelian should divide, combine, reclassify, consolidate, convert or otherwise change any of the Aurelian Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of this Offer to Purchase, "Conditions of the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor).

        Aurelian Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Aurelian Shares, whether or not separated from the Aurelian Shares, but subject to any Aurelian Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, Aurelian should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Aurelian Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Aurelian in respect of Aurelian Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations".

8.     Right to Withdraw Deposited Aurelian Shares

        Except as otherwise provided in this Section 8, all deposits of Aurelian Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable laws, any Aurelian Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Aurelian Shares have been taken up by the Offeror pursuant to the Offer;

  (b)
  if the Aurelian Shares have not been paid for by the Offeror within three business days after having been taken up; or

  (c)
  at any time before the expiration of 10 days from the date upon which either:

  (i)
  a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Kinross Shares and Kinross Warrants), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Aurelian Shares where the Expiry Time is not extended for more than 10 days), is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Aurelian Shares. Any such notice of withdrawal must (i) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Aurelian Shares to be withdrawn; (iii) specify the number of Aurelian Shares to be withdrawn, the name of the registered Shareholder and the certificate number shown on the share certificate(s) representing each Aurelian Share to be withdrawn; and (iv) must be actually received by the Depositary at the place of deposit for the applicable Aurelian Shares (or Notice of Guaranteed Delivery in respect thereof). No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered Shareholder exactly as the name of the registered Shareholder appears on the certificate representing Aurelian Shares deposited with the Letter of Transmittal or if the Aurelian Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Aurelian Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

        Alternatively, if Aurelian Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 5 of this Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS to be credited with the withdrawn Aurelian Shares and otherwise comply with the procedures of CDS.

        All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

        Withdrawals may not be rescinded and any Aurelian Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Aurelian Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of this Offer to Purchase, "Manner of Acceptance".

        If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for or exchanging the Aurelian Shares or is unable to take up or pay for or exchange Aurelian Shares for any reason, then, without prejudice to the Offeror's other rights under the Offer, the Depositary may, subject to applicable laws, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Aurelian Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable laws.

9.     Return of Deposited Shares

        If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Aurelian Shares than are deposited, certificates for unpurchased Aurelian Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Aurelian Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Aurelian Shares deposited by book-entry transfer of such Aurelian Shares pursuant to the procedures set forth in Section 5 of this Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer", such Aurelian Shares will be credited to the depositing Shareholder's account maintained with CDS. Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Aurelian or its transfer agent, as soon as practicable after the termination of the Offer.

10.   Mail Service Interruption

        Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Aurelian Shares were delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer to Purchase, "Notice and Delivery", the deposit of cheques, share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the Aurelian Shares will be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 11 of this Offer to Purchase, "Notice and Delivery".

11.   Notice and Delivery

        Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered Shareholders if it is mailed by prepaid, first class mail to the registered Shareholders at their respective addresses appearing in the appropriate registers maintained by Aurelian in respect of the Aurelian Shares and will be deemed, unless otherwise specified by applicable laws, to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada or the United States following mailing. Except as otherwise required or permitted by law, in the event of any interruption of mail service in Canada or the United States, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if (i) it is given to the TSX and the NYSE for dissemination through their facilities, (ii) if it is published once in the National Edition of The Globe and Mail or the National Post, together with the Wall Street Journal or the New York Times, and La Presse, or (iii) it is given to the Marketwire News Wire Service and the Dow Jones News Wire Service for dissemination through their facilities.

        Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid or made available in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Aurelian Shares when such list or listing is received.

        Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.   Market Purchases

        The Offeror has agreed with Aurelian that from the date of the Support Agreement until the Take-Up Date, it will not purchase any Aurelian Shares except under the Offer or pursuant to the Private Placement. The Offeror has also agreed that it will tender all of the Aurelian Shares acquired by way of the Private Placement to a Superior Proposal or vote in favour of a Superior Proposal, if applicable, if (a) the Offeror does not exercise its right to match pursuant to the Support Agreement, and (b) the Support Agreement has been terminated pursuant to its terms.

        Although the Offeror has no current intention to do so, subject to compliance with applicable securities laws, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Aurelian Shares taken up and paid for under the Offer.

13.   Other Terms of the Offer

        No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer and Circular and as set forth on the registration statement on Form F-8 filed by the Offeror in connection with the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

        The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

        Any such transfer will not relieve the Offeror of its obligations under the Offer and will not prejudice the rights of Shareholders depositing Aurelian Shares to receive payment for Aurelian Shares validly deposited and taken up pursuant to the Offer.

        The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction to the courts of the Province of Ontario.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Aurelian Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

        The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer, the validity of any deposit of Aurelian Shares, and the validity of any withdrawals of Aurelian Shares.

        The Offer to Purchase and the accompanying Circular constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: July 28, 2008

KINROSS GOLD CORPORATION
TYE W. BURT President, Chief Executive Officer

CIRCULAR

        This Circular is furnished in connection with the Offer to Purchase dated July 28, 2008 by Kinross to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding Aurelian Shares, including any Aurelian Shares that may become issued and outstanding after the date of the Offer upon the conversion, exchange or exercise of any securities of Aurelian that are convertible into or exchangeable or exercisable for Aurelian Shares (other than SRP Rights). The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders are urged to refer to the Offer to Purchase for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer to Purchase are used in the Circular with the same meaning unless the context otherwise requires.

1.     Kinross

        Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in North and South America and the Russian Federation. The principal products of Kinross are gold and silver produced in the form of doré that is shipped to refineries for final processing.

        Kinross' strategy is to increase shareholder value through increases in reserves, production, net asset value and long-term cash flow and earnings per share. Kinross' strategy also consists of optimizing the performance and, therefore, the value of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

        The material properties of Kinross as of December 31, 2007 were as follows:

Property(1)	Location	Property Ownership
Fort Knox	United States	100%	(2)
Paracatu	Brazil	100%
Maricunga	Chile	100%
Kupol	Russian Federation	75%	(3)
Cerro Casale	Chile	49%	(4)

(1)
The Fort Knox and Paracatu properties are subject to various royalties.

(2)
Kinross holds a 100% interest in the properties forming part of the Fort Knox mine except for the Gil property, in which Kinross holds an 80% interest.

(3)
Kinross holds a 75% (less one share) interest in the Kupol mine. The remaining 25% (plus one share) is held by the Government of Chukotka.

(4)
The remaining 51% interest is held by Barrick Gold Corporation, following its acquisition of all of the issued and outstanding shares of Arizona Star Resource Corp. on March 12, 2008.

        In addition, as of December 31, 2007, Kinross held a 50% interest in the Crixas mine, situated in Brazil, a 100% interest in the Kettle River-Buckhorn project in Washington, United States, a 50% interest in the Round Mountain mill in Nevada, United States, a 100% interest in the La Coipa mine in Chile, a 90% interest in the Julietta mine in the Russian Federation and other mining properties in various stages of exploration, development, reclamation, and closure. Kinross' principal product is gold and it also produces silver.

        Kinross' share of proven and probable mineral reserves as at December 31, 2007 was 46.6 million ounces of gold and 77.0 million ounces of silver.

        Kinross was initially created in May 1993 by amalgamation of CMP Resources Ltd., Plexus Resources Corporation, and 1021105 Ontario Corp. In December 2000, Kinross amalgamated with LT Acquisition Inc.; in January 2005, Kinross amalgamated with its wholly-owned subsidiary, TVX Gold Inc.; and in January 2006 it amalgamated with its wholly-owned subsidiary, Echo Bay Mines Ltd. Kinross is the continuing entity resulting from these amalgamations. Kinross is governed by the OBCA and its registered and principal offices are located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

        Kinross is a reporting issuer or the equivalent in all provinces of Canada and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com. Kinross is also an SEC registrant and accordingly files with or furnishes to the SEC certain documents. Such documents are available at www.sec.gov.

Authorized and Outstanding Share Capital

        Kinross is authorized to issue an unlimited number of Kinross Shares. As at July 25, 2008, there were 615,153,816 Kinross Shares issued and outstanding. There are no limitations contained in the articles or bylaws of Kinross on the ability of a person who is not a Canadian resident to hold Kinross Shares or exercise the voting rights associated with Kinross Shares. A summary of the rights of the Kinross Shares is set forth below.

Dividends

        Holders of Kinross Shares are entitled to receive dividends when, as and if declared by the board of directors of Kinross out of funds legally available therefor, provided that if any Kinross preferred shares are at the time outstanding, the payment of dividends on Kinross Shares or other distributions (including repurchases of Kinross Shares by Kinross) will be subject to the declaration and payment of all cumulative dividends on outstanding Kinross preferred shares and any other preferred shares which are then outstanding. The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is or would, after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

        In the event of the dissolution, liquidation, or winding up of Kinross, holders of Kinross Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Kinross' indebtedness, and the payment of the aggregate liquidation preference of the Kinross preferred shares and any other preferred shares then outstanding.

Voting

        Holders of Kinross Shares are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

Price Range and Trading Volumes of Kinross Shares

        The Kinross Shares are listed and posted for trading on the TSX and the NYSE under the trading symbols "K" and "KGC", respectively. The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the Kinross Shares on the TSX and NYSE.

	Kinross Shares on the TSX				Kinross Shares on the NYSE
	High (Cdn.$)	Low (Cdn.$)	Close (Cdn.$)	Volume (#)	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (#)
2007
June	$14.87	$12.00	$12.39	96,250,421	$13.94	$11.32	$11.68	87,570,849
July	$14.96	$12.65	$13.80	108,939,954	$14.37	$11.79	$12.98	81,291,117
August	$14.00	$10.58	$12.92	108,114,779	$13.27	$9.87	$12.22	101,910,030
September	$15.50	$12.92	$14.86	117,931,390	$15.50	$12.24	$14.98	98,727,539
October	$18.68	$14.43	$18.68	164,550,010	$19.71	$14.43	$19.68	117,485,870
November	$19.61	$16.48	$17.22	114,884,540	$21.30	$16.75	$17.35	123,731,054
December	$20.00	$15.58	$18.30	72,596,598	$18.92	$15.92	$18.40	77,889,630

	Kinross Shares on the TSX				Kinross Shares on the NYSE
	High (Cdn.$)	Low (Cdn.$)	Close (Cdn.$)	Volume (#)	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (#)
2008
January	$24.45	$18.73	$22.15	159,234,196	$24.05	$18.74	$22.13	199,823,000
February	$25.15	$20.78	$24.35	85,798,014	$25.51	$20.65	$24.80	126,938,944
March	$27.16	$21.02	$22.90	146,029,485	$27.40	$20.49	$22.11	146,358,797
April	$25.55	$18.30	$19.03	89,698,269	$25.45	$18.09	$18.91	119,219,773
May	$21.64	$18.26	$19.82	84,019,997	$21.99	$18.00	$19.97	96,279,585
June	$24.40	$18.50	$24.10	82,653,545	$24.08	$17.97	$23.61	112,972,390
July 1 to 25	$25.37	$18.34	$19.11	82,109,253	$25.36	$18.10	$18.65	129,094,499

        Kinross announced its intention to make the Offer on July 24, 2008. On July 23, 2008, the last trading day prior to such announcement, the closing price of the Kinross Shares on the TSX was Cdn.$20.84. The volume-weighted average price of the Kinross Shares on the TSX for the 20 trading days ending on July 23, 2008 was Cdn.$22.95. On July 23, 2008, the last trading day prior to such announcement, the closing price of the Kinross Shares on the NYSE was $20.73. The volume-weighted average price of the Kinross Shares on the NYSE for the 20 trading days ending on July 23, 2008 was $22.80.

Kinross Warrants

        The Kinross Warrants will be issued under and governed by a warrant indenture between Kinross and Computershare Trust Company of Canada (the "Warrant Agent") to be dated the Effective Date (the "Kinross Warrant Agreement"). The following is a summary of the principal terms of the Kinross Warrants and the Kinross Warrant Agreement. This summary is qualified in its entirety by the full text of the Kinross Warrant Agreement filed by Kinross (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.

Exercise of Kinross Warrants

        Each whole Kinross Warrant will entitle the warrantholder to purchase one Kinross Share at an exercise price of Cdn.$32.00, as adjusted (the "Exercise Price"), until 5.00 p.m. (Toronto time) on the date that is five years following the Effective Date. Any Kinross Warrants not exercised prior to such date will expire.

        The Kinross Warrants shall be evidenced by certificates (the "Kinross Warrant Certificates") issued pursuant to the terms of the Kinross Warrant Agreement. A Kinross Warrant may be exercised by surrendering the Kinross Warrant Certificate evidencing such Kinross Warrant, with the accompanying form of election to purchase properly completed and executed. Holders of Kinross Warrants who are in the United States, or who are U.S. Persons, will not be permitted to exercise Kinross Warrants, although they may sell their Kinross Warrants to other persons who are permitted to exercise them. Warrantholders must also pay the Exercise Price and any applicable transfer tax for any exercised Kinross Warrants in the form of a certified cheque or official bank draft payable in Canadian funds to the order of Kinross, at the office or agency maintained by Kinross for such purpose, which initially will be the principal corporate trust office of the Warrant Agent in Toronto, Ontario. Finally, warrantholders must also include any other documentation that the Warrant Agent reasonably requests, including a signature guarantee.

        As soon as practicable after the exercise of any Kinross Warrant and payment by the holder of the Exercise Price and any applicable transfer tax, the Warrant Agent will deliver or cause to be delivered, to or upon the written order of the exercising warrantholder, share certificates representing the number of whole Kinross Shares or other securities or property to which such warrantholder is entitled. If less than all of the Kinross Warrants evidenced by a Kinross Warrant Certificate are to be exercised, a new Kinross Warrant Certificate will be issued for the remaining number of Kinross Warrants.

No Fractional Warrants or Kinross Shares

        Only whole Kinross Warrants will be issued. No fractional Kinross Shares will be issuable upon exercise of any Warrants. To the extent that the holder of a Kinross Warrant would otherwise be entitled to purchase a fraction of a Kinross Share, in lieu of a fractional share, the holder will receive a cash payment therefor based upon the then Current Market Price of the Kinross Shares.

No Voting Rights

        A warrantholder does not have any voting or pre-emptive rights or any other rights as a shareholder of Kinross until the Kinross Warrants held by such warrantholder have been duly exercised and Kinross Shares have been issued to the warrantholder pursuant thereto.

Anti-Dilution Adjustment Provisions

        The Kinross Warrant Agreement provides that the Exercise Price and/or the number and kind of securities or property issuable on the exercise of the Kinross Warrants are subject to adjustment in certain events including:

  (a)
  the subdivision or consolidation of the Kinross Shares;

  (b)
  the issue to all or substantially all the holders of Kinross Shares of a stock dividend or other distribution in Kinross Shares or of securities convertible into or exchangeable for Kinross Shares, other than an issue of securities to holders of outstanding Kinross Shares which constitutes a Dividend Paid in the Ordinary Course;

  (c)
  the issue of rights, options or warrants to all or substantially all the holders of Kinross Shares entitling them within a period of no longer than 45 calendar days after the record date for such issue to acquire (i) Kinross Shares at less than 95% of the Current Market Price of the Kinross Shares or (ii) securities convertible into or exchangeable for Kinross Shares where the conversion or exchange price at the date of issue of such convertible or exchangeable securities is less than 95% of the Current Market Price of the Kinross Shares; and

  (d)
  the distribution to all or substantially all the holders of Kinross Shares of (i) shares of any other class, (ii) rights, options or warrants to acquire Kinross Shares, securities convertible into or exchangeable for Kinross Shares or other securities of Kinross or property or other assets of Kinross (other than those described in (b) or (c) above), (iii) evidences of indebtedness, or (iv) cash, property or other assets of Kinross (excluding in each case Dividends Paid in the Ordinary Course).

        There will be no adjustment of the Exercise Price of the Kinross Warrants in respect of any events described above (other than in (a) above) if warrantholders are allowed to participate as though they had exercised their Kinross Warrants prior to the applicable record date or effective date for such event.

        Provision shall also be made for adjustment to the Exercise Price and/or the number and kind of securities or property issuable on exercise in connection with certain other events as follows:

  (x)
  in the event of any change, reclassification or alteration of the Kinross Shares;

  (y)
  the consolidation, arrangement, amalgamation, merger or other similar arrangement of Kinross with another company; or

  (z)
  the transfer of all or substantially all of Kinross' assets.

        Any warrantholder who exercise Kinross Warrants after the effective date of one of the foregoing events described in (x), (y) or (z) above will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Kinross Shares to which such holder was previously entitled upon such exercise, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such event if, on the effective date thereof, the holder had been the registered holder of the number of Kinross Shares to which such holder was previously entitled upon exercise of such Kinross Warrants.

        No adjustment in the Exercise Price or the number or kind of securities or property issuable upon exercise will be required to be made (a) unless the cumulative effect of such adjustment or adjustments would change the Exercise Price by at least 1% or, in the event of a change in the number of Kinross Shares purchasable upon exercise, the number of Kinross Shares issuable would change by at least one-hundredth of a share or (b) for greater certainty, in respect of the issue of Kinross Shares pursuant to (i) the exercise of the Kinross Warrants or (ii) any Kinross security-based compensation plan (including stock option plans, restricted share unit plans, deferred share unit plans and share purchase plans) or dividend reinvestment plan, any options granted to current or former Kinross employees or any other option or right to acquire Kinross Shares.

Modifications to Kinross Warrant Agreement and Kinross Warrants

        The Kinross Warrant Agreement provides that modifications and alterations to it and to the Kinross Warrants may be made if authorized by extraordinary resolution if all necessary approvals are received. The term "extraordinary resolution" is defined in the Kinross Warrant Agreement to mean, in effect, a resolution passed by the affirmative votes of the holders of not less than 66 2/3% of the Kinross Warrants represented and voting at a meeting of the warrantholders or an instrument or instruments in writing signed by the holders of not less than 66 2/3% of the outstanding Kinross Warrants.

        The Kinross Warrant Agreement and the Kinross Warrants may be modified and altered without authorization by extraordinary resolution and if all necessary approvals are received in order to cure defects or ambiguities, or to make ministerial amendments, or otherwise, provided that the rights of warrantholders are not materially adversely affected thereby.

Governing Law

        The Kinross Warrant Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Repurchase of Kinross Warrants

        Subject to applicable law, Kinross may purchase Kinross Warrants in the market or by tender or private contract, and any Kinross Warrants so purchased will be cancelled.

Listing of Kinross Warrants

        An application has been made to list the Kinross Warrants on the TSX. The Kinross Warrants will not be listed on the NYSE.

Kinross Documents Incorporated by Reference and Further Information

        The following documents of Kinross are specifically incorporated by reference into, and form and integral part of, this Circular:

  (a)
  annual information form for the year ended December 31, 2007 dated March 27, 2008;

  (b)
  audited consolidated financial statements, including the notes thereon, and together with the auditor's report, as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007;

  (c)
  management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2007;

  (d)
  management information circular dated March 26, 2008 for Kinross' 2008 annual and special meeting of shareholders held on May 7, 2008;

  (e)
  unaudited consolidated interim financial statements, including the notes thereon, for the three months ended March 31, 2008 and 2007;

  (f)
  management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2008 and 2007; and

  (g)
  material change report filed January 28, 2008 concerning the Private Placement of Cdn.$460 million of 1.75% senior unsecured convertible notes due March 15, 2028 with a conversion price of Cdn.$28.48.

        Any documents of Kinross of the type referred to above (excluding confidential material change reports) filed by Kinross with a securities regulatory authority in Canada on or after the date of this Offer and Circular and prior to the Expiry Time will be deemed to be incorporated by reference into this Circular and as exhibits to the Registration Statement on the Form F-8 of which this Offer and Circular forms a part.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces and territories of Canada. Copies of the documents incorporated by reference in the Circular regarding Kinross may be obtained on request without charge from the Corporate Secretary, Kinross Gold Corporation, Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2 or by telephone at (416) 365-5123 or (866) 561-3636. For purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record, a copy of which permanent information record may be obtained without charge from the Corporate Secretary of Kinross at the above-mentioned address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com and the SEC website located at www.sec.gov.

        Information contained in or otherwise accessed through Kinross' website, www.kinross.com, or any other website does not form part of this Offer and Circular.

2.     Aurelian

        The information concerning Aurelian contained in the Offer to Purchase and this Circular, including information incorporated herein by reference, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Kinross does not have any knowledge that would indicate that any statements contained herein relating to Aurelian taken from or based upon such documents and records are inaccurate or incomplete, neither Kinross nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Aurelian taken from or based upon such documents and records, or for any failure by Aurelian to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Kinross.

Overview

        Aurelian is a Canadian company owning 38 mining concessions totalling approximately 95,000 hectares located over 90 semi-contiguous kilometres through the Cordillera del Condor in the El Pangui, Yantzatza, Centinela de Condor, and Nangaritza cantons of the Zamora Chinchipe and Morona Santiago Provinces in Ecuador. Aurelian began drilling the Fruta del Norte gold target located on the mining concessions early in 2006. On the third drill hole, epithermal gold-silver mineralization was discovered, with an intersection grading 4.14 grams per tonne of gold over 237.25 metres. A subsequent National Instrument 43-101 compliant initial inferred mineral resource for Fruta del Norte was released in October 2007, consisting of 58.9 million tonnes grading 7.23 grams per tonne gold and 11.8 grams per tonne silver for 13.7 million ounces of contained gold and 22.4 million ounces of contained silver.

        Aurelian was formed under the federal laws of Canada under the name "Bio 1 Inc." by Articles of Incorporation dated December 6, 2000. Aurelian filed Articles of Amendment dated December 7, 2001 in order to change the location of its registered office address from the Province of Ontario to the Province of Alberta. Aurelian filed subsequent Articles of Amendment dated December 10, 2001 in order to (i) remove the private company restrictions and restrictions on the transfer of shares of Aurelian; (ii) authorize the board of directors to incur indebtedness on behalf of Aurelian; (iii) authorize the board of directors to determine the number of directors within the minimum and maximum number of directors specified by the Articles; and (iv) authorize the board of directors to appoint additional directors between annual general meetings of Aurelian, such additional directors not to exceed one third of the number of directors holding office at the expiration of the last annual meeting. Aurelian filed subsequent Articles of Amendment on June 2, 2003 to (i) change its name to "Aurelian Resources Inc."; (ii) impose certain restrictions on the common shares of Aurelian; and (iii) create a new class of Aurelian preferred shares. Aurelian filed Articles of Amendment dated July 22, 2005 in order to change the location of its registered office address from the Province of Alberta to the Province of Ontario. Aurelian subsequently filed Articles of Amendment dated June 22, 2007 to subdivide each of the issued and outstanding Aurelian Shares on a four-to-one basis. The registered and principal office is located at 350 Bay Street, Suite 1100, Toronto, Ontario M5H 2S6.

        Aurelian is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta, Ontario and Quebec and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

Share Capital of Aurelian

        The authorized capital of Aurelian consists of an unlimited number of Aurelian Shares and an unlimited number of preferred shares. As at July 23, 2008, 137,189,160 Aurelian Shares and no preferred shares were issued and outstanding.

        Holders of Aurelian Shares are entitled to one vote per share at all meetings of shareholders of the corporation. Holders of Aurelian Shares are entitled to receive dividends if, as and when declared by the board of directors of Aurelian, subject to the holders of any other class of shares entitled to receive dividends in priority to or concurrently with holders of Aurelian Shares. Holders of Aurelian Shares are entitled to receive a pro rata share of the assets of Aurelian available for distribution to holders of Aurelian Shares in the event of liquidation, dissolution or winding up of Aurelian subject to the holders of any other class of shares entitled to receive assets in priority to or concurrently with holders of Aurelian Shares.

        Preferred shares of Aurelian may be issued from time to time in series, subject to such rights, privileges, conditions and restrictions as may be determined by the board of directors of Aurelian. The preferred shares of Aurelian shall rank in priority to the Aurelian Shares with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding up of Aurelian.

Price Range and Trading Volume of Aurelian Shares

        The Aurelian Shares are listed and posted for trading on the TSX under the symbol "ARU". The following table set forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the Aurelian Shares on the TSX (adjusting retroactively for the four-for-one stock split in the Aurelian Shares that occurred on July 10, 2007).

	Aurelian Shares on the TSX
	High (Cdn.$)	Low (Cdn.$)	Close (Cdn.$)	Volume (#)
2007
June	$7.45	$6.39	$6.47	24,829,504
July(1)	$8.70	$6.50	$7.46	21,983,017
August	$7.80	$5.55	$6.40	17,672,329
September	$7.68	$6.32	$7.42	15,541,913
October	$9.93	$6.80	$9.80	32,802,356
November	$10.23	$7.41	$7.55	16,211,203
December	$8.47	$6.59	$7.66	7,769,850
2008
January	$9.17	$6.81	$8.00	13,978,698
February	$9.30	$7.63	$9.18	9,566,288
March	$10.07	$8.30	$9.21	17,788,937
April	$9.48	$3.05	$4.10	63,121,632
May	$4.87	$3.50	$4.70	16,526,761
June	$5.75	$4.20	$5.64	14,232,300
July 1 to 25	$7.50	$4.15	$6.30	36,642,792

(1)
The Aurelian Shares commenced trading on the TSX on a four-for-one split basis on July 10, 2007.

        Kinross announced its intention to make the Offer on July 24, 2008. On July 23, 2008, the last trading day prior to such announcement, the closing price of the Aurelian Shares on the TSX was Cdn.$4.45. The volume-weighted average price of the Aurelian Shares on the TSX for the 20 trading days ending on July 23, 2008 was Cdn.$5.02.

3.     Recommendation of the Board of Directors of Aurelian

        The board of directors of Aurelian, upon consultation with its financial and legal advisors and on receipt of a recommendation of a special committee of Aurelian directors, has unanimously determined that the Offer is fair and is in the best interests of Aurelian and the Shareholders and, accordingly, unanimously recommends that Shareholders accept the Offer and deposit their Aurelian Shares under the Offer.

4.     Background to the Offer

Background

        In early 2006, Kinross' Regional Geological Team contacted Aurelian in connection with its evaluation of exploration opportunities in Ecuador. Following this initial contact, Aurelian and Kinross executed a confidentiality agreement on February 21, 2006. Following the execution of this confidentiality agreement, a regional consulting geologist for Kinross made a site visit to Aurelian's Condor Project located in the El Pangui, Yantzatza, Centinela de Condor and Nangaritza cantons of the Zamora Chinchipe and Morona Santiago Provinces in Ecuador. Over the course of the next two months, Kinross personnel had a number of informal discussions with Aurelian concerning the possibility of the two companies entering into a joint venture or other commercial arrangement with respect to the Condor Project.

        On April 5, 2006, Aurelian publicly announced the new Fruta del Norta epithermal gold-silver discovery in its Condor Project. The trading price of Aurelian Shares rose significantly on the TSX Venture Exchange following the announcement of the Fruta del Norta discovery. Over the course of the next 18 months Kinross monitored developments at Fruta del Norta. No discussions of any substance between the companies took place during this period of time.

        On October 19, 2007, Aurelian and Kinross executed a second confidentiality agreement in connection with discussions regarding a possible transaction between them. Following execution of the second confidentiality agreement, a number of Kinross executives and geologists, including Hugh Agro, Executive Vice President, Strategic Development, and Glen Masterman, Vice President, Exploration, conducted a site visit to Fruta del Norta in October 2007. On October 29, 2007, Mr. Agro met with Tim Warman, Vice-President, Corporate Development of Aurelian to discuss the Fruta del Norta property and other information relating to Aurelian in connection with a possible transaction involving the two companies.

        On November 5, 2007, Kinross was provided with access to an electronic data room established by Aurelian which contained confidential information relating to Aurelian and its properties, and Kinross personnel proceeded to review the information provided during the weeks that followed.

        A meeting between the representatives of the management teams of the two companies took place on December 19, 2007 at the executive offices of Aurelian in Toronto, Ontario, which included both Tye Burt, President and Chief Executive Officer of Kinross, and Patrick Anderson, President and Chief Executive Officer of Aurelian. The meeting included a discussion of Kinross' findings from the recently completed site visit, and review of the technical materials provided in the electronic data room.

        Following the December 19, 2007 meeting, a number of follow-up discussions took place between members of the two management teams during the period from January to April 2008. The discussions related to Aurelian's progress with the exploration at Fruta del Norta, political and legislative developments in Ecuador and Aurelian's corporate objectives. The Kinross board of directors was updated on political and regulatory developments in Ecuador and briefed on the status of recent discussions between the parties at a regularly scheduled board meeting on February 20, 2008. Kinross retained Scotia Capital Inc. as lead financial advisors and Rothschild Inc. as financial advisors in respect of a potential transaction with Aurelian on February 22, 2008.

        On April 18, 2008, Ecuador's Constituent Assembly adopted a Mining Mandate, which included an immediate 180-day suspension of activities on most mining concessions in Ecuador while new mining legislation was prepared. Aurelian announced on April 29, 2008 that it was suspending drilling on its operations in Ecuador and reducing the balance of its operations in compliance with the terms of the Mining Mandate.

        On May 6, 2008, the Kinross board of directors was provided with an update of political and regulatory developments in Ecuador and a briefing regarding the current status of discussions between the parties, and expressed its support for Kinross management continuing to explore a potential transaction with Aurelian.

        On May 9, 2008, Mr. Burt and Mr. Anderson had a further meeting at the Toronto offices of Aurelian to discuss their respective operations and the impact of the Mining Mandate on the status of the prior discussions regarding a possible transaction between the parties. A number of further discussions took place during May 2008 between Mr. Burt and Mr. Anderson, as well as between Mr. Agro and Mr. Warman, to discuss ongoing developments in Ecuador and in their respective operations.

        On June 11, 2008, Mr. Burt, Mr. Anderson, Mr. Agro and Mr. Warman met at the offices of Kinross' external legal counsel, Osler, Hoskin & Harcourt LLP, to further explore generally a variety of possible transactions involving the companies, including both a possible combination with Aurelian by Kinross and a possible reorganization of Aurelian pursuant to which Kinross would acquire a 50% direct or indirect interest in Aurelian or its assets. No agreement was reached regarding the form of a transaction. A further meeting was held among the same group of senior management personnel on June 25, 2008. Mr. Burt and Mr. Agro confirmed Kinross' interest in proceeding with further discussions on that basis provided that Kinross was granted a period of exclusivity in which to seek to negotiate a transaction and conduct confirmatory due diligence.

        On June 30, 2008, Kinross management provided a draft form of exclusivity letter agreement to Aurelian management, together with an initial information request list. A further meeting among the representatives of Aurelian and Kinross was held on July 3, 2008, during which Aurelian management indicated that the preference of the Aurelian board of directors in respect of the various transaction alternatives previously discussed was for an offer by Kinross to acquire 100% of the shares of Aurelian.

        Following further discussions and negotiations between the parties regarding the terms of the exclusivity letter agreement, it was signed by both of them on July 4, 2008, providing for a period of exclusivity expiring on July 25, 2008, subject to an ability on the part of Aurelian to respond to certain types of unsolicited proposals from third parties during the exclusivity period, and extending the term of the October 19, 2007 confidentiality agreement. A further confidentiality agreement was also entered into by the parties on July 4, 2008 to allow Aurelian to perform due diligence on Kinross and its operations. Following execution of these agreements, each party provided a variety of information to Kinross and its financial and legal advisors regarding Aurelian's operations and financial and legal affairs.

        A Kinross technical due diligence team visited Aurelian's operations in Ecuador, including the FDN Deposit, between July 7 and July 11, 2008. The Kinross diligence team was led by Mr. Robert Henderson, Vice-President, Technical Services.

        Between July 16 and July 19, 2008, a number of meetings and discussions took place regarding the terms and structure of a possible transaction, which involved members of the Aurelian and Kinross management teams, including Messrs. Burt and Anderson, and also including on certain of the occasions members of the special committee of the board of directors of Aurelian. A meeting of the Kinross special committee took place on July 18, 2008, at which members of Kinross management and its financial advisors updated the members of the Kinross special committee on the recent developments (including political and regulatory developments in Ecuador) in the transaction process, and were provided with the authority to continue the negotiations towards an agreed transaction.

        Over the course of these meetings and discussions, the Kinross representatives expressed their view that the very substantial premium range being sought by Aurelian would only be the basis for a transaction in the event that the proposed transaction terms included a concurrent private placement that would provide Kinross with a strategic investment in Aurelian regardless of the outcome of the proposed acquisition. Kinross subsequently made a non-binding proposal to Aurelian that included such a private placement of 15 million Aurelian Shares, and for an acquisition of Aurelian on the basis of consideration consisting of 0.317 of a Kinross Share plus 0.1429 of a Kinross Warrant for each Aurelian Share, which at the time represented a premium of approximately 92% based on the July 18, 2008, closing prices of the two companies on the TSX, or 57% based on the volume-weighted average price of the common shares of the two companies on the TSX for the 20 trading days ended July 18, 2008, respectively.

        On July 19, 2008, Kinross also retained CIBC World Markets Inc. as financial advisors in respect of the proposed transaction with Aurelian.

        On the evening of July 19, 2008, Mr. Anderson telephoned Mr. Burt, and indicated that Aurelian was prepared to further advance the discussions and negotiations regarding the other aspects of the transaction on the basis of the Kinross financial proposal, provided that Kinross agreed to make a commitment to tender the shares issued under the private placement to a Superior Proposal that it did not match. Accordingly, Kinross provided a draft of the Support Agreement to Aurelian late in the evening of July 19, 2008 on that basis for the review of Aurelian and its advisors.

        Between July 20 and July 23, 2008, Aurelian and Kinross, together with their legal and financial advisors, negotiated certain of the remaining terms of the transaction, including the deal protection and termination provisions of the Support Agreement, and Kinross completed its due diligence investigation of Aurelian's operations.

        On July 22, 2008, the Kinross board of directors met to consider the proposed transaction and to consider advice from the Kinross financial advisors. At the meeting, members of Kinross' senior management team provided an update on the status of negotiations in respect of the proposed transaction with Aurelian and an update on political and regulatory developments in Ecuador. The Kinross board of directors reviewed the proposed terms of the Offer and the Private Placement, the terms of the Kinross Warrants proposed to form part of the Offer consideration, and discussed various financial and legal matters related to the proposed transaction. Following discussions, Kinross' board of directors unanimously approved that Mr. Burt, together with a Kinross standing special committee, be given authority to make the final decision to execute the Support Agreement and to effect the Offer as well as to proceed with the proposed Private Placement, such decision to depend on, among other factors, feedback received during the meeting anticipated to occur with representatives of the Ecuadorian government in advance of executing the Support Agreement as well as the final negotiated terms of the Support Agreement and related documentation.

        Following a recommendation of Aurelian's special committee to support the proposed transaction, Aurelian's board of directors unanimously approved proceeding with the proposed transaction and entering into the Support Agreement, the Lock-Up Agreement and the Subscription Agreement. After the close of markets on July 23, representatives of Kinross and Aurelian met with Ecuadorian government representatives, including the Undersecretary of Mines, in Quito, Ecuador and advised them on a confidential basis that an announcement of a proposed acquisition of Aurelian by Kinross was likely to occur shortly. Aurelian has advised Kinross that, on July 23, 2008, Aurelian's board of directors met to consider the terms of the proposed transaction, as well as the advice and recommendations of Aurelian's legal and financial advisors.

        The Kinross special committee then met on July 23, 2008 and was provided with an update on political and regulatory developments in Ecuador, including with respect to the meeting with government representatives in Quito, Ecuador, as well as an update regarding the most recent proposed changes to the transaction terms and documents resulting from the negotiations between the parties. Following these updates, the Kinross special committee then unanimously approved proceeding with the proposed Offer and the Private Placement, and authorized Kinross' senior management to enter into the Support Agreement, the Lock-Up Agreements, the Subscription Agreement, and related agreements on behalf of Kinross.

        The Support Agreement, the Lock-Up Agreements and the Subscription Agreement were finalized and executed by Kinross and Aurelian on the evening of July 23, 2008 and the Offer was publicly announced prior to the open of markets on July 24, 2008.

Support Agreement

        The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by Kinross. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by Kinross (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.

The Offer

        Kinross agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement.

Support for the Offer

        Aurelian has confirmed in the Support Agreement that the board of directors of Aurelian, upon consultation with its financial and legal advisors and on receipt of a recommendation of a special committee of Aurelian directors, has unanimously determined that the Offer is fair and is in the best interests of Aurelian and the Shareholders and, accordingly, unanimously recommends that Shareholders accept the Offer and deposit their Aurelian Shares under the Offer. In addition, all of Aurelian's directors and senior officers have entered into the Lock-Up Agreements, pursuant to which they have agreed to support the Offer and have agreed that the press release to be issued by Kinross announcing the Offer may so state and that references to such support may be made in other documents relating to the Offer. The board of directors of Aurelian has by resolution deferred separation of the SRP Rights with respect to the transaction contemplated by the Support Agreement until a time to be determined by the board of directors of Aurelian.

Board Representation

        Following the Effective Date, provided that Kinross has taken-up and paid for at least 50.1% of the outstanding Aurelian Shares (on a fully-diluted basis), and from time to time thereafter, Kinross shall be entitled to designate such number (rounded up to the nearest whole number) of directors of the board of directors of Aurelian, and any committees thereof, as is proportionate to the percentage of the outstanding Aurelian Shares owned by Kinross and, subject to obtaining a release in favour of each resigning member of the board of directors of Aurelian who is being replaced by a Kinross designee and confirmation that insurance coverage is maintained as contemplated in the Support Agreement, Aurelian shall not frustrate Kinross' attempts to do so, and covenants to cooperate with Kinross, subject to applicable laws, to obtain the resignation of any then incumbent directors effective on the date specified by Kinross and facilitate having Kinross' designees elected or appointed to the board of directors of Aurelian without the necessity of calling a meeting of Shareholders (including, at the request of Kinross, by using all commercially reasonable efforts to secure the resignations of the incumbent directors to enable Kinross' designees to be elected or appointed to the board of directors of Aurelian.

Representations and Warranties

        The Support Agreement contains a number of customary representations and warranties of Kinross and Aurelian relating to, among other things, corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including, accuracy of financial statements; absence of undisclosed liabilities; absence of any Aurelian Material Adverse Effect and certain other changes or events since December 31, 2007; absence of any undisclosed litigation or other actions which if determined adversely would reasonably be expected to have an Aurelian Material Adverse Effect; employment matters; pension matters; tax matters; compliance with laws; insurance; environmental matters; mineral resources; interest in mineral rights; restrictions on business activities; stock exchange compliance; no expropriation; no conflict; reporting issuer status; brokers; operational matters; restrictions on business activities; non-arm's length transactions; books and records; and reports.

Conduct of the Business of Aurelian

        Aurelian covenants and agrees in the Support Agreement that prior to the earlier of the time of the appointment or election to the board of directors of Aurelian of persons designated by Kinross who represent a majority of the directors of Aurelian and the termination of the Support Agreement, Aurelian shall, and shall cause each of its subsidiaries to, conduct its and their respective business only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact mineral rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them.

        Aurelian shall provide Kinross with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, Aurelian mineral tights, articles, by-laws, licenses, permits, rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Aurelian or any of its subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in an Aurelian Material Adverse Effect; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Aurelian contained in the Support Agreement to be untrue or inaccurate in any material respect; or (y) result in the failure in any material respect of Aurelian to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration qualifications already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Date.

Covenants Regarding Non-Solicitation

        The Support Agreement contains certain "non-solicitation" provisions pursuant to which Aurelian has agreed that it will not, directly or indirectly, take any action of any kind which might, directly or indirectly, interfere with the successful acquisition of Aurelian Shares pursuant to the Offer or the Contemplated Transaction, including any action to:

  •
  make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other person (including any of its officers or employees) relating to any liquidation, dissolution, recapitalization, merger, amalgamation, arrangement, acquisition or purchase of all or a material portion of the assets of, or any material equity interest (including Aurelian Shares) in, Aurelian on a consolidated basis or other similar transaction or business combination (any such proposal or offer being referred to as an "Acquisition Proposal");

  •
  engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, Aurelian may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal (as described below) when Aurelian's board of directors has so determined;

  •
  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Kinross, the approval or recommendation of Aurelian's board of directors or any committee thereof of the Support Agreement or the Offer;

  •
  approve, recommend, or remain neutral with respect to, or propose publicly to approve, recommend, or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following the public announcement of such Acquisition Proposal shall not be considered a violation of this provision; or

  •
  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

        The Support Agreement provides that, notwithstanding the foregoing restrictions, nothing shall prevent the board of directors of Aurelian from, and the board of directors of Aurelian shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any person that has made a bona fide unsolicited written Acquisition Proposal that the board of directors of Aurelian has determined constitutes or would reasonably be expected to result in a Superior Proposal, or provide information pursuant to the Support Agreement to, any person in response to an Acquisition Proposal by any such person provided that the requirements of the Support Agreement are met.

        Aurelian shall immediately cease and cause to be terminated any existing discussions or negotiations with any person (other than Kinross) with respect to any potential Acquisition Proposal and request the return or destruction of all confidential information provided in connection with such Acquisition Proposal. Aurelian agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or modify or waive the terms thereof (except that the automatic release of the standstill provisions of any such agreement as a result of the entering into or announcement of the Support Agreement or the Offer shall not be in violation of this provision).

        From and after the date of the Support Agreement, Aurelian shall immediately provide notice to Kinross of any bona fide Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Aurelian or any of its subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of Aurelian or any subsidiary by any person that informs Aurelian, any member of the board of directors of Aurelian or any subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Kinross shall be made, from time to time, first immediately orally and then promptly in writing and shall indicate the identity of the person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to Aurelian and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Aurelian shall keep Kinross informed of the status including any change to the material terms of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by Kinross with respect thereto.

        If the board of directors of Aurelian receives a request for material non-public information from a person who proposes to Aurelian a bona fide written Acquisition Proposal and the board of directors of Aurelian determines, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, and in the opinion of the board of directors of Aurelian, acting in good faith on advice from their outside legal advisors, the failure to provide such party with access to information of Aurelian would be inconsistent with the fiduciary duties of the board of directors of Aurelian, then, and only in such case, Aurelian may provide such person with access to information regarding Aurelian, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Aurelian than the Confidentiality Agreement, including for greater certainty a standstill covenant on substantially the same terms as the standstill covenant contained in section 7 of the Confidentiality Agreement, with a duration until at least October 19, 2009 (provided that the standstill provision therein shall permit the making and consummation of the Superior Proposal in question); provided that Aurelian sends a copy of any such confidentiality and standstill agreement to Kinross promptly upon its execution and Kinross is provided with a list of, and, at the request of Kinross, copies of, the information provided to such person and is immediately provided with access to similar information to which such person was provided.

        Aurelian agrees that it will not enter into any agreement, other than a confidentiality and standstill agreement as contemplated by in the preceding paragraph, with any person providing for or to facilitate an Acquisition Proposal nor withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Kinross the approval or recommendation of the Offer, nor accept, approve or recommend any Acquisition Proposal, unless:

  •
  the board of directors of Aurelian determines that the Acquisition Proposal constitutes a Superior Proposal;

  •
  Aurelian has complied with the non-solicitation restrictions in the Support Agreement;

  •
  Aurelian has provided Kinross with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the board of directors of Aurelian regarding the value in financial terms that the board of directors of Aurelian has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to Kinross not less than seven business days prior to the proposed acceptance, approval, recommendation or execution of any such proposed agreement by Aurelian;

  •
  seven business days shall have elapsed from the date Kinross received the notice of Aurelian's proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date Kinross received a copy of the written proposal in respect of the Acquisition Proposal and, if Kinross has proposed to amend the terms of the Offer in accordance with the Support Agreement, the board of directors of Aurelian (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Kinross;

  •
  Aurelian concurrently terminates the Support Agreement in accordance with its terms; and

  •
  Aurelian has previously, or concurrently will have, paid to Kinross the Termination Fee.

Kinross Opportunity to Match

        Pursuant to the Support Agreement, Aurelian has agreed that, during the seven business day period referred to above or such longer period as Aurelian may approve for such purpose, Kinross shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer and Aurelian shall co-operate with Kinross with respect thereto. The board of directors of Aurelian will review any proposal by Kinross to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether

Kinross' proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.

        The board of directors of Aurelian shall promptly reaffirm its recommendation of the Offer by press release after (x) any Acquisition Proposal which the board of directors of Aurelian determines not to be a Superior Proposal is publicly announced or made; or (y) the board of directors of Aurelian determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Kinross has so amended the terms of the Offer.

        Nothing in the Support Agreement shall prevent the board of directors of Aurelian from responding through a directors' circular or otherwise as required by applicable securities laws to an Acquisition Proposal that it determines is not a Superior Proposal or from withdrawing, modifying or changing its recommendation as a result of Kinross having suffered a Kinross Material Adverse Effect. Further, nothing in the Support Agreement shall prevent the board of directors of Aurelian from making any disclosure to the securityholders of Aurelian if the board of directors of Aurelian, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the board of directors of Aurelian. Kinross and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors' circular, recognizing that whether or not such comments are appropriate will be determined by Aurelian, acting reasonably.

Termination

        The Support Agreement may be terminated by notice in writing:

  (a)
  at any time prior to the Effective Date by mutual consent of Kinross and Aurelian;

  (b)
  by Kinross, if any condition to making the Offer set forth in the Support Agreement is not satisfied or waived by August 8, 2008 (other than as a result of Kinross' default under the Support Agreement);

  (c)
  by Kinross, if any condition to the Offer is not satisfied or waived by the Expiry Time (other than as a result of Kinross' default hereunder);

  (d)
  by Kinross at any time if:

  (i)
  Aurelian is in material default of any of its non-solicitation covenants or obligations in the Support Agreement;

  (ii)
  Aurelian has breached any other covenant or obligation under the Support Agreement except for breaches that individually or in the aggregate, do not, and could not reasonably be expected to, have an Aurelian Material Adverse Effect or prevent or restrict or materially delay the consummation of the Offer, or that, if the Offer were consummated, could reasonably be expected to have a Kinross Material Adverse Effect;

  (iii)
  any representation or warranty made by Aurelian in the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time other than any breach or failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not constitute or could not reasonably be expected to constitute, or could not reasonably be expected to result in, an Aurelian Material Adverse Effect or prevent or restrict or materially delay the consummation of the Offer, or that, if the Offer were consummated, could reasonably be expected to have a Kinross Material Adverse Effect;

    provided that in the case of any of (ii) or (iii), such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is 15 days from the date of written notice of such breach or failure and the business day prior to the Expiry Time;

  (e)
  by Aurelian at any time if:

  (i)
  Kinross has breached any covenant or obligation under the Support Agreement except for breaches that individually or in the aggregate, do not, and could not reasonably be expected to, have a Kinross Material Adverse Effect or prevent or restrict or materially delay the consummation of the Offer;

  (ii)
  any representation or warranty made by Kinross in the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time other than any breach or failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not constitute or could not reasonably be expected to constitute, or could not reasonably be expected to result in, a Kinross Material Adverse Effect or prevent or restrict or materially delay the consummation of the Offer;

    provided that in the case of any of (i) or (ii), such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is 15 days from the date of written notice of such breach or failure and the business day prior to the Expiry Time;

  (f)
  by Aurelian if Kinross has not taken up and paid for at least 50.1% of the outstanding Aurelian Shares (on a fully diluted basis) under the Offer within 75 days after the Offer is commenced, otherwise than as a result of the breach by Aurelian of any covenant or obligation under the Support Agreement or as a result of any representation or warranty of Aurelian in the Support Agreement being untrue or incorrect in any material respect; provided, however, that if Kinross' take-up and payment for Aurelian Shares deposited under the Offer is delayed by: (i) an injunction or order made by a court or regulatory authority of competent jurisdiction; or (ii) Kinross not having obtained any regulatory waiver, consent or approval which is necessary to permit Kinross to take up and pay for Aurelian Shares deposited under the Offer (other than as a result of Kinross' default hereunder), then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Aurelian until the earlier of (x) 150 days after the Offer is commenced, and (y) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

  (g)
  by Kinross or Aurelian, if any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated in the Support Agreement (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable);

  (h)
  by Kinross, if any litigation or other proceeding is pending or has been threatened to be instituted by any person or governmental authority, which, in the good faith judgment of Kinross, could reasonably be expected to result in a decision, order, decree or ruling that enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any of the transactions contemplated by the Support Agreement;

  (i)
  by Kinross if: (i) the board of directors of Aurelian withdraws, modifies or changes its recommendation in a manner adverse to Kinross (unless as a result of Kinross having suffered a Kinross Material Adverse Effect); (ii) the board of directors of Aurelian approves or recommends or publicly proposes to approve or recommend, acceptance of an Acquisition Proposal; (iii) the board of directors of Aurelian or any committee thereof does not reaffirm its recommendation in favour of the Offer to the Shareholders in a press release or directors' circular within three calendar days of a written request by Kinross (or, in the event that the Offer shall be scheduled to expire within such three calendar day period, prior to the scheduled expiry of the Offer) (unless as a result of Kinross having suffered a Kinross Material Adverse Effect); (iv) the board of directors of Aurelian or any committee thereof remains neutral beyond the 15 calendar day period set out in the Support Agreement in respect of an Acquisition Proposal; or (v) Aurelian fails to take any action required under the provisions of the

    Support Agreement with respect to the Shareholders Rights Plan to defer the Separation Time (as defined in the Shareholder Rights Plan) or to allow the timely completion of any of the transactions contemplated by the Support Agreement between Kinross and Aurelian;

  (j)
  by Kinross, if Kinross has been notified in writing by Aurelian of a Proposed Agreement in accordance with the provisions of the Support Agreement and (i) Kinross does not deliver an amended Offer within seven business days of delivery of the Proposed Agreement to Kinross, or (ii) Kinross delivers an amended Offer but the board of directors of Aurelian determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the proposed agreement continues to be a Superior Proposal in comparison to the amended Offer of Kinross;

  (k)
  by Aurelian, if Kinross does not commence the Offer and mail documents by August 8, 2008 or any extension thereof pursuant to the Support Agreement; and

  (l)
  by Aurelian, if Aurelian proposes to accept, approve or recommend, or enter into any agreement relating to, a Superior Proposal in compliance with the relevant provisions of the Support Agreement, provided that Aurelian has previously or concurrently will have paid to Kinross the Termination Fee (defined below) pursuant to the Support Agreement and further provided that Aurelian has not breached any of its covenants, agreements or obligations in the Support Agreement.

Termination Payment

        Kinross shall be entitled to a cash termination payment in an amount equal to Cdn.$42,000,000 (the "Termination Fee") upon the occurrence of any of the following events, which shall be paid by Aurelian within the time specified in respect of any such events:

  •
  the Support Agreement is terminated in the circumstances set out in paragraph (d)(i) or paragraph (i) under "Termination" above, in which case the Termination Fee shall be paid to Kinross by 5:00 p.m. on the day on which the Support Agreement is terminated;

  •
  the Support Agreement is terminated pursuant to paragraph (l) under "Termination" above, in which case the Termination Fee shall be paid to Kinross prior to or concurrently with the entering into of a Proposed Agreement; or

  •
  prior to the termination of the Support Agreement (i) an Acquisition Proposal is publicly announced or otherwise made, (ii) the Offer is not completed as a result of the Minimum Tender Condition not being satisfied, and (iii) within 12 months after the date of the Support Agreement, either (A) at least 50.01% of the outstanding Aurelian Shares are acquired under such Acquisition Proposal or another Acquisition Proposal; or (B) the board of directors of Aurelian approves or recommends an Acquisition Proposal, or Aurelian enters into a definitive agreement with respect to an Acquisition Proposal, in which case the Termination Fee shall be paid to Kinross on the earlier of the date the Aurelian Shares are acquired and the date the Acquisition Proposal is consummated and the date the Acquisition Proposal is approved or recommended or entered into or agreed to.

        In the event that the Private Placement has not been completed for any reason prior to the time when a Termination Fee is otherwise payable, the payment obligation of Aurelian shall be satisfied by (i) payment of Cdn.$24.5 million at the time that the Termination Fee is normally payable in respect of the Termination Fee event in question, and (ii) payment of the balance of Cdn.$17.5 million payable upon the earliest of (x) one business day following the execution of a proposed agreement to provide for or to facilitate the Superior Proposal; (y) the completion of one or more equity or debt financings involving gross proceeds in excess of Cdn.$50 million and (z) twelve months from the occurrence of the Termination Fee event in question.

Expenses

        Each party shall pay its own expenses incurred in connection with the Support Agreement, the completion of the transactions contemplated by the Support Agreement and/or the termination of the Support Agreement, irrespective of the completion of the transactions contemplated by the Support Agreement.

Directors' and Officers' Insurance

        Kinross agrees that for the period from the Effective Date until six years after the Effective Date, Kinross will cause Aurelian or any successor to Aurelian (including the successor resulting from the winding-up or liquidation or dissolution of Aurelian) to maintain Aurelian's current directors' and officers' insurance policy or an equivalent policy subject in either case to terms and conditions no less advantageous to the directors and officers of Aurelian and its subsidiaries than those contained in the policy in effect on the date of the Support Agreement, for all present and former directors and officers of Aurelian, and its subsidiaries, covering claims made prior to or within six years after the Effective Date. Kinross also agrees that after the expiration of such six-year period it will use all commercially reasonable efforts to cause such directors and officers to be covered under Kinross' then existing directors and officers insurance policy, if any. Kinross shall, and shall cause Aurelian (or its successor) to, indemnify each present and former director, officer and employee of Aurelian and its subsidiaries to the fullest extent to which Kinross and Aurelian and its subsidiaries are permitted to indemnify such officers and directors under their respective charter, by-laws, applicable laws and contracts of indemnity.

Lock-Up Agreements

        Each Lock-Up Agreement sets forth, among other things, the terms and conditions upon which each Locked-Up Shareholder has agreed, among other things, to deposit under the Offer all of the Aurelian Shares currently owned or controlled by such Locked-Up Shareholder. The following is a summary of the principal terms of the Lock-Up Agreements. This summary is qualified in its entirety by the full text of the Lock-Up Agreements filed by Kinross (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.

        Under the Lock-Up Agreements, each of the Locked-Up Shareholders has agreed, among other things, to deposit under the Offer all of the Aurelian Shares currently owned or controlled by such Locked-Up Shareholder, being an aggregate of 2,737,000 Aurelian Shares representing, in aggregate, approximately 1.82% of the outstanding Aurelian Shares (calculated on a fully-diluted basis). The Locked-Up Shareholders have agreed not to withdraw such Aurelian Shares from the Offer except and unless the Lock-Up Agreements are terminated in accordance with their terms.

        Each Locked-Up Shareholder has covenanted and agreed that it will:

  (a)
  immediately cease and terminate existing discussions, if any, with any person with respect to any potential Acquisition Proposal and it will not, directly or indirectly, make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any person, other than Kinross or its affiliates, relating to any Acquisition Proposal or participate in, any discussions or negotiations regarding any information with respect to any Acquisition Proposal;

  (b)
  not sell, transfer or encumber in any way any of the Locked-Up Shareholder's Aurelian Shares or restrict the Locked-Up Shareholder's right to vote any of its Aurelian Shares, other than pursuant to the Offer;

  (c)
  not prior to the public announcement by Kinross of the terms of the Offer, directly or indirectly, disclose to any person, the existence or the terms and conditions of the Lock-Up Agreement, the Support Agreement or the possibility of the Offer being made;

  (d)
  take such steps as are required to ensure that the applicable Locked-Up Shareholder has beneficial ownership, with good and marketable title, to the Locked-Up Shareholder's Aurelian Shares;

  (e)
  not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Locked-Up Shareholder's Aurelian Shares pursuant to the applicable Lock-Up Agreement by the sale of any direct or indirect holding company or the granting of a proxy on the shares of any direct or indirect holding company and which would have, indirectly, any effect prohibited by the Lock-Up Agreement; and

  (f)
  vote all the applicable Locked-Up Shareholder's Aurelian Shares against any proposed action:

  (A)
  in respect of any amalgamation, merger, sale of Aurelian's or its affiliates' or associates' assets, take-over bid, plan of arrangement, reorganization, recapitalization, shareholder rights plan, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving Aurelian or any of its subsidiaries,

  (B)
  which would reasonably be regarded as being directed towards or likely to prevent or delay the take up and payment of Aurelian Shares deposited under the Offer or the successful completion of the Offer or an alternative transaction, or

  (C)
  which would reasonably be expected to result in an Aurelian Material Adverse Effect.

        Each Lock-Up Agreement can be terminated by notice in writing:

  (a)
  at any time by mutual consent of Kinross and the applicable Locked-Up Shareholder;

  (b)
  by the applicable Locked-Up Shareholder if Kinross has not mailed the Offer by the offer deadline in accordance with the Support Agreement;

  (c)
  by Kinross if any condition for Kinross' benefit set out in the Support Agreement is not satisfied or waived;

  (d)
  by Kinross if any of the Locked-Up Shareholders has not complied in any material respect with all of its covenants contained under the applicable Lock-Up Agreement (following written notice to the applicable Locked-Up Shareholder of such non-compliance and provided such default is not rectified by the earlier of the date that is 15 days from the date of such notice and the business day prior to the Expiry Date) or if any representation or warranty of any Locked-Up Shareholder under any Lock-Up Agreement is untrue or incorrect in any material respect;

  (e)
  by the applicable Locked-Up Shareholder if Kinross has not complied in any material respect with its covenants contained in such Lock-Up Agreement or if any representation or warranty of Kinross in such Lock-Up Agreements is untrue or incorrect in any respect, and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the business day prior to the Expiry Date;

  (f)
  by the applicable Locked-Up Shareholder if any condition of the Offer shall not be satisfied or waived at the Expiry Time and Kinross does not elect to waive such condition or extend the Offer;

  (g)
  by the applicable Locked-Up Shareholder if Kinross has not (for some reason other than as a result of a breach by the Locked-Up Shareholder of any covenant or obligation under the Lock-Up Agreement or as a result of any representation or warranty of the Locked-Up Shareholder being untrue or incorrect in any material respect, when required by applicable law or the Support Agreement) taken up and paid for the Locked-Up Shareholder's Aurelian Shares; and

  (h)
  by Kinross or the applicable Locked-Up Shareholder in the event the Support Agreement is terminated in accordance with its terms.

        Kinross has agreed not to, without the prior consent of the Locked-Up Shareholders, modify or waive the Minimum Tender Condition in order to acquire less than 50.1% of the Aurelian Shares outstanding (calculated on a fully-diluted basis), decrease the Offered Consideration (except in certain prescribed circumstances), change the form of the Offered Consideration (other than to increase the total consideration per Aurelian Share and/or add additional consideration or consideration alternatives), impose additional conditions to the Offer, decrease the number of Aurelian Shares in respect of which the Offer is being made, or otherwise modify the Offer in a manner which is adverse to the Shareholders.

Subscription Agreement

        The Subscription Agreement sets forth the terms and conditions of the Private Placement. The following is a summary of the principal terms of the Subscription Agreement.

Purchase and Sale

        Pursuant to the Subscription Agreement, Kinross has agreed to purchase 15 million Aurelian Shares (the "Purchased Shares") on a private placement basis at a price of Cdn.$4.75 per Aurelian Share, for total subscription proceeds of Cdn.$71.25 million. Aurelian will use the proceeds for general corporate purposes, including to assist with the development of the FDN Deposit.

Representations and Warranties

        The Subscription Agreement contains customary representations and warranties of Kinross relating to, among other things, corporate status, corporate authorization and enforceability, and Kinross' status as an "accredited investor" under National Instrument 45-106. All of Aurelian's representations and warranties from the Support Agreement are incorporated by reference in the Subscription Agreement. Aurelian has also provided a number of additional customary representations and warranties relating to the issuance of the Purchased Shares, compliance with securities laws and that no brokerage fee is payable in connection with the Private Placement. The representations and warranties of both parties will survive the closing of the Private Placement for the longer of the period that is (a) three months from the closing date and (b) the period from the closing date to the Effective Date.

Covenants

        Aurelian has agreed to conduct its business in the ordinary course prior to the closing date. Aurelian has also agreed, for a period of 12 months from the closing date, to make all securities filings required under applicable securities laws, to take all required actions to satisfy the conditional listing requirements of the TSX with respect to the listing of the Purchased Shares and to maintain its status as a reporting issuer and the listing of the Aurelian Shares on the TSX.

        Kinross has agreed that it will tender all of the Purchased Shares to a "Superior Proposal" as defined in the Support Agreement or vote in favour of a Superior Proposal, if applicable, if (a) Kinross does not exercise its right to match under the Support Agreement and (b) the Support Agreement has been terminated. Kinross further agrees that it will not purchase any additional Aurelian Shares, except under the Offer.

Conditions

        The obligations of Kinross and Aurelian to complete the Private Placement are subject to a number of customary conditions, including the truth and accuracy of the other party's representations and warranties, the performance by the other party of its obligations under the Subscription Agreement and TSX conditional approval of the issuance and listing of the Purchased Shares. In addition, Kinross' obligation to complete the Private Placement is subject to there having been no Aurelian Material Adverse Effect since the date of the Subscription Agreement. The closing is expected to occur on the date that the TSX provides conditional approval of the issuance and listing of the Purchased Shares.

5.     Strategic Rationale for the Proposed Acquisition

        Kinross believes that Aurelian represents a strategic "tuck-in" acquisition for Kinross adding to its portfolio of world-class assets under development. The FDN Deposit is a large, high quality asset gold exploration and development property. In October 2007, Aurelian released an inferred resource estimate for the FDN Deposit of 58.9 million tonnes grading 7.23 grams per tonne of gold and 11.8 grams per tonne of silver, resulting in 13.7 million ounces of contained gold and 22.4 million ounces of contained silver. The FDN Deposit is the most significant discovery within the Condor Project, part of more than 95,000 hectares of exploration concessions that Aurelian holds in Ecuador. The Condor Project properties are also highly prospective, with a number of promising exploration targets identified. For further information, please refer to Aurelian's news release dated October 4, 2007 and the report entitled "A Mineral Resource Estimate for the Fruta del Norte Deposit, Cordillera del Condor Project, Zamora-Chinchipe Province, Ecuador" prepared by Micon International Limited dated November 15, 2007, both of which are available at www.sedar.com.

        The proposed acquisition of Aurelian is complementary to Kinross' Latin American presence, including existing regional infrastructure in Chile and Brazil. Kinross' financial strength will provide access to capital to develop the FDN Deposit and other development and exploration projects going forward.

        For Shareholders, the Offer represented a substantial premium to the pre-announcement trading price of Aurelian Shares. Based on the closing price of the Kinross Shares on the TSX on July 23, 2008, the Offer represented a premium of approximately 65% over the closing price of the Aurelian Shares on the TSX on the same date (attributing a value of Cdn.$0.75 per Aurelian Share to the Warrant Consideration). Based on the volume-weighted average price of the Kinross Shares on the TSX for the 20 trading days ended July 23, 2008, the Offer represented a premium of approximately 63% over the volume-weighted average price of the Aurelian Shares on the TSX for the same period (attributing a value of Cdn.$0.92 per Aurelian Share to the Warrant Consideration). The Offer also provides Shareholders significantly enhanced liquidity in the form of Kinross Shares. Kinross' combined daily average trading value on the TSX and NYSE is approximately $211.4 million over the last 12 months as compared to approximately $6.9 million for Aurelian Shares.

        The proposed acquisition of Aurelian will diversify Shareholders' risk associated with Aurelian's reliance on the FDN Deposit and allow Shareholders' continued participation in the future development of the FDN Deposit through the ownership of Kinross Shares. Eligible Shareholders will have the ability to receive Kinross Shares on a tax deferred basis.

        These anticipated benefits are based on various assumptions and are subject to various risks. See "Statements Regarding Forward-Looking Information" and Section 7 of the Circular, "Risk Factors Related to the Offer".

6.     Purpose of the Offer and Kinross' Plans for Aurelian

Purpose of the Offer

        The purpose of the Offer is to enable Kinross to acquire all of the Aurelian Shares. If the conditions of the Offer are satisfied or waived and Kinross takes up and pays for the Aurelian Shares validly deposited under the Offer, Kinross intends to acquire any Aurelian Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Aurelian Share equal in value to and in the same form as the consideration paid by Kinross per Aurelian Share under the Offer. For these purposes, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Kinross Share and each Kinross Warrant shall be deemed to be at least equal in value to each Kinross Share and Kinross Warrant offered under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Aurelian Shares acquired by the Offeror pursuant to the Offer. Although Kinross intends to propose either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in Kinross' ability to effect such a transaction, information subsequently obtained by Kinross, changes in general economic or market conditions or in the business of Aurelian, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Kinross reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described herein. See Section 8 of this Circular, "Acquisition of Aurelian Shares Not Deposited".

Plans for Kinross and Aurelian Following the Completion of the Offer

        If the Offer is accepted and Kinross acquires all of the outstanding Aurelian Shares, Kinross intends to conduct a review of Aurelian and its assets, operations, management and personnel, to determine the changes necessary to integrate the operations and management of Aurelian into the operations and management of Kinross as soon as possible after the Offer is completed. If permitted by applicable law, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, Kinross intends to apply to delist the Aurelian Shares from the TSX and the Frankfurt Stock Exchange.

Treatment of Aurelian Options

        The Offer is made only for Aurelian Shares and is not made for any Aurelian Options or other rights to acquire Aurelian Shares (other than the SRP Rights). Any holder of such Aurelian Options or other rights to acquire Aurelian Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or exchange their Aurelian Options or other rights in order to obtain certificates representing Aurelian Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Aurelian Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        Following the Effective Date, provided that Kinross has taken-up and paid for at least 50.1% of the outstanding Aurelian Shares (on a fully-diluted basis) and received all applicable regulatory approvals, if any holder of Aurelian Options does not exercise such options and deposit the resulting Aurelian Shares under the Offer prior to the Expiry Time, each such Aurelian Option shall be exchanged for a fully vested option (each, a "Replacement Option") to purchase from Kinross the number of Kinross Shares (rounded down to the nearest whole share) equal to (i) the Option Exchange Ratio; multiplied by (ii) the number of Aurelian Shares subject to such Aurelian Option immediately prior to the Effective Date. Such Replacement Option shall provide for an exercise price per Kinross Share (rounded up to the nearest whole cent) equal to (i) the exercise price per Kinross Share otherwise purchasable pursuant to such Replacement Option; divided by (ii) the Option Exchange Ratio. The term to expiry, conditions to and manner of exercising will be the same as the Aurelian Option for which it was exchanged, and shall be governed by the terms of the Aurelian Option Plan except for the provisions in the Aurelian Option Plan that related to the early termination of an Aurelian Option as a result of the cessation of the optionee's position as an director, officer or employee of Aurelian (or any successor) shall be amended to provide that an officer or employee whose employment is terminated (other than for cause or by reason of death) or a director who ceases to be a director (other than by reason of death) may exercise his or her Replacement Option during the period ending on the expiry of the exercise period under the original Aurelian Option, and any certificate or option agreement previously evidencing the Aurelian Option shall thereafter evidence and be deemed to evidence such Replacement Option.

        See Section 8 of this Circular, "Acquisition of Aurelian Shares Not Deposited".

        The tax consequences to holders of Aurelian Options of exercising or not exercising their Aurelian Options are not described in this Circular. Holders of Aurelian Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Aurelian Options.

7.     Risk Factors Related to the Offer

        Shareholders should carefully consider the following risk factors related to the Offer. In addition to the risks set out in the documents incorporated by reference in the Offer and Circular, the proposed combination of Kinross with Aurelian upon the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) is subject to certain risks, including the following:

Risks Specific to Operating in Ecuador

        The Offeror may be negatively affected by political uncertainty and economic instability in Ecuador. In recent years, Ecuador has undergone numerous changes at the presidential and congressional levels. In November 2006, Rafael Correa won the Ecuador presidential run-off election and assumed office on January 15, 2007. In April 2007, President Correa obtained popular approval in a national referendum to dissolve Congress and create a Constituent Assembly with powers to overhaul the country's constitution adopted in 1998. The President's party won a majority of the seats in the Constituent Assembly. The Constituent Assembly has approved a new constitution, which is expected to occur on September 28, 2008. If the new constitution is approved, it is expected that congressional and presidential elections would follow soon thereafter. If the new constitution is not approved, it is not clear what governmental body would assume legislative authority in the country given that the Congress was previously dissolved, and that the future status of the Constituent Assembly is unclear.

        On April 18, 2008, the Constituent Assembly adopted a Mining Mandate which, among other things (1) implemented an immediate 180-day suspension of activity on mining concessions pending the introduction by the government of comprehensive amendments to the country's mining law and regulations; (2) limited companies to the ownership of no more than three mining concessions; (3) called for the creation of a state-owned mining company; and (4) cancelled concessions previously granted within natural protected areas.

        On June 27, 2008, the Ministry of Mines and Petroleum announced that it had completed work on a new mining law and had forwarded its draft proposals to President Correa for his review. The government has not published the proposed legislation submitted to President Correa, nor has it indicated specifically when or how the legislation will be enacted.

        While the Offeror believes that the current political and investment climate is evolving in a positive direction and will continue to stabilize in a manner conducive to large scale mining in the country, there is no certainty that this will prove to be the case. As a result, the Offeror may be adversely affected by unforeseen governmental initiatives, including (but not limited to) amendments or changes to the country's legal, regulatory or constitutional framework, possible increased participation by the government in the mining sector and renegotiation of existing agreements.

Risk of Contingent Liabilities

        Aurelian has been named as defendant in a number of actions filed on behalf of certain former holders of warrants which expired in June 2005 claiming aggregate damages of approximately Cdn.$110 million. If one or more of these claims is successful, Aurelian could, among other things, be required to pay significant monetary damages. The requirement to pay such damages following the completion of the Offer could have a material adverse effect on the combined company and its business.

The integration of Kinross and Aurelian may not occur as planned

        The Offer has been made with the expectation that its successful completion will result in increased gold production and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether Kinross and Aurelian's operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Aurelian's operations after completion of the Offer could be adversely affected if the combined company cannot retain selected key employees to assist in the integration and operation of Aurelian and Kinross.

Shareholders will receive Kinross Shares and Kinross Warrants based on an exchange ratio that will not reflect market price fluctuations. Consequently, the Kinross Shares and the Kinross Warrants issued under the Offer may have a market value lower than expected

        The Offeror is offering to purchase Aurelian Shares on the basis of 0.317 of a Kinross Share and 0.1429 of a Kinross Warrant for each Aurelian Share. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Kinross Shares, the market values of the Kinross Shares, the Kinross Warrants and the Aurelian Shares at the time of a take-up of Aurelian Shares under the Offer may vary significantly from the values at the date of this Offer and Circular or the date that Shareholders tender their Aurelian Shares.

The acquisition of Aurelian might not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction

        In order for Kinross to acquire all of the issued and outstanding Aurelian Shares, it is likely to be necessary, following the completion of the Offer, for Kinross or an affiliate of Kinross to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Aurelian Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Aurelian Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Aurelian Shares.

Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Aurelian Shares not deposited under the Offer will be reduced, which might affect the price of the Aurelian Shares and the ability of a Shareholder to dispose of their Aurelian Shares

        If the Offer is successful, the liquidity and market value of the remaining Aurelian Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of Aurelian Shares acquired pursuant to the Offer, following the completion of the Offer the Aurelian Shares may no longer meet the TSX requirements for continued listing. Additionally, to the extent permitted under applicable law and stock exchange regulations, Kinross intends to seek to cause the delisting of the Aurelian Shares on the TSX.

        If the TSX were to delist the Aurelian Shares, the market for the Aurelian Shares could be adversely affected. Although it is possible that the Aurelian Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Aurelian Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Aurelian Shares remaining at such time and the interest in maintaining a market in the Aurelian Shares on the part of securities firms. If Aurelian Shares are delisted and Aurelian ceases to be a "public corporation" for the purposes of the Tax Act, Aurelian Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident holders of Aurelian Shares, as described in Section 16 of this Circular, "Certain Canadian Federal Income Tax Considerations".

After the consummation of the Offer, Aurelian could be a majority-owned subsidiary of Kinross and Kinross' interest could differ from that of the remaining minority Shareholders

        After the consummation of the Offer (which may result in Kinross holding less than 100% of the issued and outstanding Aurelian Shares), Kinross will have the power to elect the directors of Aurelian, appoint new management, approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Aurelian's constating documents and approving mergers or sales of Aurelian's assets. In particular, after the consummation of the Offer, Kinross intends to integrate Aurelian and Kinross, by merger or other transaction whereby the operations of Aurelian and Kinross are combined. Kinross' interests with respect to Aurelian may differ from, and conflict with, those of any remaining minority Shareholders.

8.     Acquisition of Aurelian Shares Not Deposited

        It is the Offeror's intention that, if it takes up and pays for Aurelian Shares deposited under the Offer, it will enter into one or more transactions to enable Kinross or an affiliate of Kinross to acquire all Aurelian Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

        If, within 120 days after the date of the Offer, the Offer is accepted by Shareholders holding not less than 90% of the issued and outstanding Aurelian Shares (calculated on a fully-diluted basis), other than any Aurelian Shares held at the date of the Offer by or on behalf of Kinross or an affiliate or associate of Kinross (as defined in the CBCA), and Kinross acquires such Deposited Shares, then Kinross intends to acquire the Aurelian Shares not deposited under the Offer on the same terms as the Aurelian Shares acquired under the Offer pursuant to either the provisions of section 206 of the CBCA (a "Compulsory Acquisition") or pursuant to a Subsequent Acquisition Transaction.

        To exercise its statutory right of Compulsory Acquisition, Kinross must give notice (the "Offeror's Notice") to each holder of Aurelian Shares who did not accept the Offer (and each person who subsequently acquires any such Aurelian Shares) (in each case, a "Dissenting Offeree") and the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days following the termination of the Offer and 180 days following the date of the Offer. Within 20 days after having given the Offeror's Notice, Kinross must pay or transfer to Aurelian the consideration Kinross would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates evidencing the Aurelian Shares held by such Dissenting Offeree to Aurelian and must elect either to transfer such Aurelian Shares to Kinross on the terms on which Kinross acquired Aurelian Shares under the Offer or to demand payment of the fair value of the Aurelian Shares by so notifying Kinross. If the Dissenting Offeree fails to notify Kinross within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Aurelian Shares to Kinross on the same terms (including the value of the Offer consideration) on which Kinross acquired the Aurelian Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its Aurelian Shares, Kinross may apply to a court having jurisdiction to hear the application to fix the fair value of the Aurelian Shares of that Dissenting Offeree. If Kinross fails to apply to such court within 20 days after it made the payment or transferred the consideration to Aurelian, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree or Kinross within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Aurelian Shares to Kinross on the same terms on which Kinross acquired Aurelian Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Aurelian Shares could be more or less than the amount of the Offer consideration per Aurelian Share paid pursuant to the Offer.

        The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to Kinross. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of section 206 of the CBCA. Shareholders should refer to section 206 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 206 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors.

Compelled Acquisition

        Under section 206.1 of the CBCA, if a Shareholder who did not accept the Offer does not receive the Offeror's Notice pursuant to section 206 of the CBCA, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learns of the Offer, require the Offeror to acquire the Shareholder's Aurelian Shares on the terms of the Offer (a "Compelled Acquisition").

        The foregoing is only a summary of the statutory right of Compelled Acquisition that may be available to a Shareholder. The summary is not intended to be complete, nor is it meant to be a substitute for the more detailed information contained in the provisions of section 206.1 of the CBCA. The provisions of section 206.1 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206.1 of the CBCA should consult their legal advisors.

Subsequent Acquisition Transaction

        If Kinross takes up and pays for Aurelian Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason or Kinross determines not to exercise such right, Kinross intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Aurelian and Kinross, or an affiliate of Kinross, for the purpose of enabling Kinross or an affiliate of Kinross to acquire all Aurelian Shares not acquired pursuant to the Offer (a "Subsequent Acquisition Transaction"). Under such a Subsequent Acquisition Transaction, Aurelian may continue as a separate subsidiary of Kinross following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Aurelian Shares acquired pursuant to the Offer. If Kinross takes up and pays for 66 2/3% of the Aurelian Shares outstanding, on a fully-diluted basis, under the Offer, Kinross will own sufficient Aurelian Shares to effect a Subsequent Acquisition Transaction. Kinross reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

        MI 61-101 may deem a Subsequent Acquisition Transaction to be a "business combination" if such Subsequent Acquisition Transaction would result in the interest of a holder of Aurelian Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Aurelian Shares will be a "business combination" under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror would be a "related party" of Aurelian for the purposes of MI 61-101. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

        MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Aurelian and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the Expiry Date provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the Circular (and which disclosure has been provided herein). The Offeror expects that these exemptions will be available.

        Depending on the nature and terms of the Subsequent Acquisition Transaction and Aurelian's constating documents, may require the approval of 66 2/3% of the votes cast by holders of the outstanding Aurelian Shares at a meeting dully called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by "minority" shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, the Offeror is the registered holder of 90% or more of the Aurelian Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

        In relation to the Offer and any business combination, the "minority" Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror, any interested party (within the meaning of MI 61-101), a "related party" of an "interested party", unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither "interested parties" nor "issuer insiders" (in each case within the meaning of MI 61-101) of the issuer, and any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Aurelian Shares acquired under the Offer (including those deposited under the terms of the Lock-Up Agreements) as "minority" shares and vote them, or to consider them voted, in favour of such business combination if, among other things (a) the business combination is completed not later than 120 days after the Expiry Date; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) certain disclosure is provided in the Circular (and which disclosure is provided herein); and (d) the Shareholder who tendered such Aurelian Shares to the Offer was not (i) a "joint actor" (within the meaning of MI 61-101) with the Offeror or Second Wave in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per Aurelian Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Aurelian Shares. The Offeror currently intends (x) that the consideration offered per Aurelian Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Kinross Share and Kinross Warrant shall be deemed to be at least equal in value to each Kinross Share and Kinross Warrant offered under the Offer); (y) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date; and (z) to cause any Aurelian Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

        Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Aurelian Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Aurelian Shareholder for its Aurelian Shares. The fair value so determined could be more or less than the amount paid per Aurelian Share pursuant to such transaction or pursuant to the Offer.

        If Kinross does not effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Kinross will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Aurelian Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Aurelian, or taking no further action to acquire additional Aurelian Shares. Any additional purchases of Aurelian Shares could be at a price greater than, equal to or less than the value of the Offered Consideration to be paid for Aurelian Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Kinross may sell or otherwise dispose of any or all Aurelian Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Kinross, which may vary from the terms and the value of the Offered Consideration paid for Aurelian Shares under the Offer.

        The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 16 of this Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

9.     Ownership of and Trading in Securities of Aurelian and Benefits from the Offer

        No securities of Aurelian, including Aurelian Shares, are currently owned beneficially, directly or indirectly, nor is control or direction currently exercised over any securities of Aurelian, by Kinross or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of Kinross, (b) any person holding more than 10% of any class of Kinross' equity securities, or (c) any person acting jointly or in concert with Kinross. On July 23, 2008, Kinross entered into the Subscription Agreement with Aurelian and agreed to purchase 15 million Aurelian Shares on a private placement basis at a price of $4.75 per Aurelian Share.

        During the 12-month period preceding the date of the Offer, no securities of Aurelian have been traded by: (a) the Offeror, (b) any director or senior officer of the Offeror, or (c) to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, by (i) any associate of the directors or senior officers of the Offeror, (ii) any person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any person or company acting jointly or in concert with the Offeror, except for the following trades:

Party	Date	Purchase or Sale	Number of Units	Price per Unit
Tom Seltzer, associate of Catherine McLeod-Seltzer	April 4, 2008	Short sale	10,000	Cdn.$	5.00
Tom Seltzer, associate of Catherine McLeod-Seltzer	April 21, 2008	Covered short sale	10,000	Cdn.$	3.37
Tom Seltzer, associate of Catherine McLeod-Seltzer	April 29, 2008	Short sale	10,000	Cdn.$	4.07
Tom Seltzer, associate of Catherine McLeod-Seltzer	April 29, 2008	Covered short sale	10,000	Cdn.$	4.12

        No person named under this Section 9 will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

10.   Commitments to Acquire Securities of Aurelian

        Except pursuant to the Offer and the Private Placement (including as described in Section 4 of this Circular, "Background to the Offer", under the headings "Support Agreement", "Lock-Up Agreements" and "Subscription Agreement"), none of the Offeror or any director or senior officer of the Offeror, or to the knowledge of the directors and senior officers of the Offeror after reasonable inquiry, (a) any associate of a director or senior officer of the Offeror, (b) any person holding more than 10% of any class of the Offeror's equity securities or, (c) any person acting jointly or in concert with the Offeror, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of Aurelian.

11.   Arrangements, Agreements, Commitments or Understandings

        Other than as described in Section 4 of this Circular, "Background to the Offer", under the headings "Support Agreement", "Lock-Up Agreements", "Subscription Agreement" and "Purpose of the Offer and Kinross' Plans for Aurelian", there are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of Aurelian and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful. There are no contracts, arrangements or understandings, formal or informal, between Kinross and any securityholder of Aurelian with respect to the Offer or between Kinross and any person or company with respect to any securities of Aurelian in relation to the Offer.

12.   Acceptance of the Offer

        In the Support Agreement, Aurelian represented to the Offeror that each member of Aurelian's board of directors has agreed to support the Offer. Kinross has no knowledge regarding whether any Shareholders will accept the Offer, other than the Locked-Up Shareholders, who have agreed to accept the Offer pursuant to the Lock-Up Agreements.

13.   Material Changes and Other Information

        Except as disclosed elsewhere in this Circular, the Offeror is not aware of any information which indicates that any material change has occurred in the affairs of Aurelian since April 21, 2008, the date of the last material change report filed by Aurelian, and the Offeror does not have any knowledge of any other matter that has not previously been generally disclosed and which could reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

14.   Effect of the Offer on the Market for and Listing of Aurelian Shares

        The purchase of Aurelian Shares by the Offeror pursuant to the Offer will reduce the number of Aurelian Shares that might otherwise trade publicly and will reduce the number of holders of Aurelian Shares and, depending on the number of Aurelian Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining Aurelian Shares held by the public.

        The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Aurelian Shares from the TSX. Among such criteria is the number of Shareholders, the number of Aurelian Shares publicly held and the aggregate market value of the Aurelian Shares publicly held. Depending on the number of Aurelian Shares purchased under the Offer, it is possible that the Aurelian Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Aurelian Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Aurelian Shares. If permitted by applicable law, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Aurelian Shares from the TSX. If the Aurelian Shares are delisted from the TSX, the extent of the public market for the Aurelian Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Aurelian Shares publicly held and the aggregate market value of the Aurelian Shares remaining at such time, the interest in maintaining a market in Aurelian Shares on the part of securities firms, whether Aurelian remains subject to public reporting requirements in Canada and other factors.

        After the purchase of the Aurelian Shares under the Offer, Aurelian may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of Canada or may request to cease to be a reporting issuer or its equivalent under the securities laws of Canada.

15.   Regulatory Matters

        The Offeror's obligation to take up and pay for Aurelian Shares tendered under the Offer is conditional upon all regulatory approvals having been obtained on terms satisfactory to the Offeror, acting reasonably.

        Kinross does not currently intend to take up and pay for Aurelian Shares pursuant to the Offer unless Kinross has obtained, on terms acceptable to it, all approvals, consents and clearances required or deemed appropriate by Kinross in respect of the purchase of the Aurelian Shares under any applicable competition, merger control, antitrust or other similar law or regulation in jurisdictions material to the operations of Kinross or Aurelian.

Securities Regulatory Matters

        The distribution of the Kinross Shares and Kinross Warrants under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Kinross Shares and Kinross Warrants issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

        A Registration Statement on Form F-8 has been filed with the SEC registering the Kinross Shares and Kinross Warrants in connection with their offer and sale to Shareholders of Aurelian pursuant to the Offer as required by the U.S. Securities Act. The resale of Kinross Shares and Kinross Warrants by persons that are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of Kinross will not be required to be registered in the United States. However, Kinross Shares and Kinross Warrants acquired by affiliates (as defined in Rule 144 under the U.S. Securities Act) of Kinross may be resold only in a transaction registered under the U.S. Securities Act, or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act, or in an offshore transaction not subject to those requirements.

        The Registration Statement on Form F-8 does not register any of the Kinross Shares that are issuable upon exercise of the Kinross Warrants. Holders of Kinross Warrants in the United States, or who are U.S. Persons, will not be permitted to exercise Kinross Warrants, although they may sell their Kinross Warrants, subject to the restrictions applicable to affiliates referred to above, to other persons who are permitted to exercise them.

        This document does not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their shares under the U.S. Securities Act.

        The Offer is being made in compliance with applicable Canadian and U.S. rules governing take-over bids and tender offers, respectively, or applicable exemptions therefrom.

16.   Certain Canadian Federal Income Tax Considerations

General

        In the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to Kinross, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Aurelian Shares who disposes of Aurelian Shares pursuant to the Offer (or otherwise disposes of Aurelian Shares pursuant to certain transactions described in Section 8 of this Circular, "Acquisition of Aurelian Shares Not Deposited") and who, for purposes of the Tax Act and at all relevant times (i) holds the Aurelian Shares, and will hold any Kinross Shares and Kinross Warrants received pursuant to the Offer, as capital property and (ii) deals at arm's length with and is not affiliated with Kinross or Aurelian. Persons meeting such requirements are referred to as a "Holder" or "Holders" herein, and this summary only addresses such Holders. Aurelian Shares will generally constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or as part of an adventure in the nature of trade. This summary is not applicable to persons holding options or other rights to acquire Aurelian Shares or persons who acquired Aurelian Shares on the exercise of employee stock options, and all such persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a Shareholder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" as defined in the Tax Act, a shareholder an interest in which is a "tax shelter investment" for purposes of the Tax Act, or a shareholder to whom the "functional currency" (as defined in the Tax Act) reporting rules apply.

        This summary is based on the current provisions of the Tax Act, all specific proposed amendments to the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) before the date hereof ("Proposed Amendments") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof and assumes that the Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policy or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

        This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Shareholders in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Accordingly, all Shareholders should consult their own independent tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

        This part of the summary is generally applicable to Holders who, for purposes of the application of the Tax Act are, or are deemed to be, resident in Canada (a "Resident Holder" or "Resident Holders"). Certain Resident Holders whose Aurelian Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act the effect of which may be to deem their Aurelian Shares and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years to be capital property. Resident Holders whose Aurelian Shares might not otherwise be considered to be capital property should consult their own tax advisor concerning this election.

Resident Holders Who Accept the Offer

Exchange of Aurelian Shares for Kinross Shares, Kinross Warrants and Cash (if any)

  (a)
  Disposition Where No Election is Made under Section 85 of the Tax Act

        Subject to the availability of the joint election referred to below, a Resident Holder will be considered to have disposed of the Resident Holder's Aurelian Shares for proceeds of disposition equal to the sum of (a) the fair market value as at the time of the exchange of the Kinross Shares acquired by such Resident Holder on the exchange, (b) the fair market value as at the time of the exchange of the Kinross Warrants acquired by such Resident Holder on the exchange, and (c) any cash received by such Resident Holder in lieu of a fractional Kinross Share. As a result, the Resident Holder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Aurelian Shares immediately before the disposition.

        The cost to a Resident Holder of any Kinross Shares and Kinross Warrants acquired on the exchange will be equal to the fair market value of those shares and warrants, respectively, as at the time of acquisition, and in determining their adjusted cost base, the cost of such Kinross Shares and Kinross Warrants will be averaged with the adjusted cost base to that Resident Holder of any other Kinross Shares and Kinross Warrants held by the Resident Holder at that time as capital property.

        The general tax treatment of capital gains and losses is discussed below under the heading "Taxation of Capital Gains and Capital Losses".

  (b)
  Disposition Where an Election is Made under Subsection 85(1) or 85(2) of the Tax Act

        The following applies to a Resident Holder who is an Eligible Holder. An Eligible Holder who receives Kinross Shares and Kinross Warrants pursuant to the Offer may obtain a full or partial tax deferral in respect of the disposition of Aurelian Shares by filing with the CRA (and, where applicable, with a provincial tax authority) an election (the "Tax Election") under subsection 85(1) of the Tax Act or, in the case of a partnership, under subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) made jointly by the Eligible Holder and Kinross. Kinross agrees to make a Tax Election pursuant to subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

        The Eligible Holder may select an "Elected Amount" so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The "Elected Amount" means the amount selected by an Eligible Holder, subject to the limitations described below in the election made pursuant to section 85 of the Tax Act, to be treated as the proceeds of disposition of the Aurelian Shares.

        In general, the Elected Amount must comply with the following rules:

  (a)
  the Elected Amount may not exceed the fair market value of the Aurelian Shares at the time of the exchange;

  (b)
  the Elected Amount may not be less than the sum of (i) the fair market value of the Kinross Warrants acquired by the Eligible Holder on the exchange, determined at the time of the exchange, and (ii) the amount of cash received by the Eligible Holder on the exchange; and

  (c)
  the Elected Amount may not be less than the lesser of (i) the adjusted cost base to the Eligible Holder of the Aurelian Shares exchanged, determined at the time of the exchange, and (ii) the fair market value of the Aurelian Shares at that time.

        An Elected Amount which does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance.

        Where a valid Tax Election is filed:

  (i)
  Aurelian Shares that are the subject of the Tax Election will be deemed to be disposed of for proceeds of disposition equal to the Elected Amount. Subject to the limitations set out in subsection 85(1) or 85(2) of the Tax Act regarding the Elected Amount, if the Elected Amount is equal to the aggregate of the adjusted cost base of such Aurelian Shares immediately before the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder. Subject to such limitations, to the extent that the Elected Amount in respect of such Aurelian Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such holder will realize a capital gain (or a capital loss). See "Taxation of Capital Gains and Capital Losses" below.

  (ii)
  The aggregate cost to the Eligible Holder of Kinross Shares received will be equal to the amount, if any, by which the Elected Amount exceeds the aggregate of (x) the fair market value of the Kinross Warrants determined at the time of the exchange and (y) the amount of cash received from Kinross as a result of the disposition, and the adjusted cost base of such shares will be determined by averaging the cost of such Kinross Shares with the adjusted cost base of any other Kinross Shares held by the Eligible Holder at that time as capital property.

  (iii)
  The aggregate cost to an Eligible Holder of Kinross Warrants acquired on the exchange will be equal to the aggregate fair market value of those warrants at the time of acquisition, and in determining the adjusted cost base of such warrants the cost of such Kinross Warrants will be averaged with the adjusted cost base to that Eligible Holder of any other Kinross Warrants held by the Eligible Holder as capital property.

        A tax instruction letter providing certain instructions on how to complete the section 85 election forms may be obtained from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal in accordance with the procedures set out in Section 5 of the Offer to Purchase, "Manner of Acceptance".

        An Eligible Holder interested in making an election should indicate that intention in the Letter of Transmittal in the space provided therein, and a tax instruction letter, explaining the election process, will be sent to the Eligible Holder at or about the time that the Eligible Holder is sent the Offered Consideration to which the Eligible Holder is entitled. A Tax Election will be valid only if it meets all other applicable requirements under the Tax Act, and meeting these requirements will be the sole responsibility of the Eligible Holder.

        In order to make an election, an Eligible Holder must provide the necessary information in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time. The information will include the number of Aurelian Shares transferred, the consideration received and the applicable Elected Amount for the purposes of such election.

        Kinross will make an election under subsection 85(1) or 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only with an Eligible Holder and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Kinross will not be responsible for the proper completion or filing of any election, and the Eligible Holder will be solely responsible for the payment of any late filing penalty. Kinross agrees only to execute any election form containing information provided by the Eligible Holder which complies with the provisions of the Tax Act (and any applicable provincial tax law). With the exception of execution of the election by Kinross, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither Kinross nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to provide information necessary for the election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

        In order for the CRA (and where applicable the provincial revenue authorities) to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either Kinross or the Eligible Holder is required to file an income tax return for the taxation year in which the disposition occurs. Kinross' 2008 taxation year is scheduled to end December 31, 2008, although Kinross' taxation year could end earlier as a result of an event such as an amalgamation, and its tax return is required to be filed within six months from the end of the taxation year. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, information necessary for an Eligible Holder to make an election must be received in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Expiry Time. To avoid late filing penalties, certain Eligible Holders may be required to provide the information necessary to make an election before 90 days from the Expiry Time.

        Any Eligible Holder that does not ensure that information necessary to make an election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time will not be able to benefit from the tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with Kinross should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. Eligible Holders wishing to make the election should consult their own tax advisors. An Eligible Holder who does not make a valid election under section 85 of the Tax Act may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

        Generally, a Resident Holder will be required to include in computing its income for a taxation year one half of the amount of any capital gain (a "taxable capital gain") realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one half of the amount of any capital loss realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

        In general, a capital loss otherwise arising on the disposition of a share by a Resident Holder that is a corporation may be reduced by dividends previously received or deemed to have been received thereon. Similar rules may apply where a Aurelian Share is owned by a trust or a partnership of which a corporation, trust or partnership is a beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

        A Resident Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax on certain investment income including taxable capital gains.

        Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Shares Not Deposited by Resident Holders

  (a)
  Compulsory Acquisition of Aurelian Shares

        As described under Section 8 of this Circular, "Acquisition of Aurelian Shares Not Deposited — Compulsory Acquisition", Kinross may, in certain circumstances, acquire Aurelian Shares not deposited under the Offer pursuant to statutory rights of purchase under the CBCA. The tax consequences to a Resident Holder of a disposition of Aurelian Shares in such circumstances will generally be similar to those described above under "Resident Holders Who Accept the Offer". Interest paid or credited to a Resident Holder (if any) in connection with the exercise of dissent rights under a Compulsory Acquisition must be included in the income of such holder for the purposes of the Tax Act. Resident Holders whose Aurelian Shares may be so acquired should consult their own tax advisors.

  (b)
  Compelled Acquisition of Aurelian Shares

        As described in Section 8 of this Circular — "Acquisition of Aurelian Shares Not Deposited — Compelled Acquisition", a Resident Holder may in certain circumstances have the right to require Kinross to purchase the Resident Holder's Aurelian Shares. The tax consequence to a Resident Holder of a disposition of Aurelian Shares pursuant to a Compelled Acquisition will be the same as described under "Resident Holders Who Accept the Offer".

  (c)
  Subsequent Acquisition Transaction

        As described in Section 8 of this Circular, "Acquisition of Aurelian Shares Not Deposited", if Kinross does not acquire all of the Aurelian Shares pursuant to the Offer or by means of a Compulsory Acquisition, Kinross may propose other means of acquiring the remaining issued and outstanding Aurelian Shares. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Kinross may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction. Depending upon the exact manner in which the transaction is carried out, the tax consequences may include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences of having their Aurelian Shares acquired pursuant to a Subsequent Acquisition Transaction.

        Subject to the application of subsection 55(2) of the Tax Act, a Resident Holder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Aurelian Shares or any shares of a taxable Canadian corporation issued as consideration for the Aurelian Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated as "eligible dividends" in accordance with the provisions of the Tax Act. Any such dividends deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

        Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Aurelian Shares or any shares of a taxable Canadian corporation issued as consideration for the Aurelian Shares for purposes of computing the Resident Holder's capital gain or capital loss. Resident Holders that are corporations should consult their own tax advisors in this regard.

        A Resident Holder that is a "private corporation" or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Aurelian Shares or any shares of a taxable Canadian corporation issuable as consideration for the Aurelian Shares to the extent such dividends are deductible in computing taxable income for the year.

        If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, Resident Holders who exercise a right of dissent in respect of such an amalgamation should be considered to have disposed of their Aurelian Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder for such Aurelian Shares, other than any interest awarded by the court. Because of uncertainties under the relevant corporate legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their tax advisors in this regard. A dissenting Resident Holder will be required to include in computing its income any interest awarded by a court.

        Resident Holders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their Aurelian Shares acquired pursuant to a Subsequent Acquisition Transaction.

  (d)
  Potential Delisting

        If following completion of the Offer the Aurelian Shares cease to be listed on any designated stock exchange (which includes the TSX and the Frankfurt Stock Exchange) and Aurelian ceases to be a "public corporation" for purposes of the Tax Act, Resident Holders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans and registered disability savings plans are cautioned that the Aurelian Shares will cease to be qualified investments for such trusts. Such Holders should consult with their own tax advisors in this regard. Aurelian Shares may cease to be listed on the TSX and the Frankfurt Stock Exchange following the completion of the Offer.

Holding and Disposing of Kinross Shares and Kinross Warrants

        In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on Kinross Shares will be included in computing the Resident Holder's income, and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be limitations on the ability of Kinross to designate dividends as "eligible dividends". A Resident Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Kinross Shares to the extent such dividends are deductible in computing taxable income for the year.

        Generally, a Resident Holder who disposes of or is deemed to dispose of a Kinross Share in a taxation year will be subject to the rules described above under "Taxation of Capital Gains and Capital Losses".

        A Resident Holder will not be subject to tax under the Tax Act on the exercise of the Kinross Warrants. The cost for tax purposes of a Kinross Share acquired on the exercise of the Kinross Warrants will be the aggregate of the adjusted cost base of the Kinross Warrants and the subscription price for the Kinross Share. The cost to a Resident Holder of a Kinross Share acquired upon the exercise of a Kinross Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Kinross Warrant) of all other Kinross Shares held by the Resident Holder as capital property at the time of the exercise of the Kinross Warrant.

        Upon the actual or deemed disposition of Kinross Warrants, other than on the exercise thereof, Resident Holders of Kinross Warrants will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Kinross Warrants disposed of. Upon the expiry of unexercised Kinross Warrants the holders thereof will realize a capital loss in the amount of the adjusted cost base of the Kinross Warrants that expired. The treatment of capital gains and losses is described above under "Taxation of Capital Gains and Capital Losses".

        Provided that they are listed on a designated stock exchange, which includes the TSX and the NYSE, or that Kinross continues to qualify as a "public corporation" for the purposes of the Tax Act, Kinross Shares and Kinross Warrants will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Holders Not Resident in Canada

        In addition to the comments set out under the heading "General" above, this portion of the summary is generally applicable to Holders who, at all relevant times for purposes of the application of the Tax Act, have not been and are not resident in Canada or deemed to be resident in Canada and do not use or hold, and are not deemed to use or hold their Aurelian Shares in carrying on a business in Canada. Holders meeting all such requirements are hereinafter referred to as a "Non-Resident Holder" or "Non-Resident Holders", and this part of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to holders that are insurers carrying on an insurance business in Canada and elsewhere.

Non-Resident Holders Who Accept the Offer

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Aurelian Shares pursuant to the Offer unless such shares are or are deemed to be "taxable Canadian property" as defined in the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

        Generally, Aurelian Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that (a) such shares are listed on a "designated stock exchange" (as defined in the Tax Act) (which includes the TSX and the NYSE) at that time and (b) at any time during the 60 month period ending at that time, the Non-Resident Holder, persons not dealing at arm's length with such Non-Resident Holder, or the Non-Resident Holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of Aurelian. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Aurelian Shares could be deemed to be taxable Canadian property.

        Non-Resident Holders who hold Aurelian Shares as taxable Canadian property should consult with their own tax advisors.

Shares Not Deposited by Non-Resident Holders

  (a)
  Compulsory or Compelled Acquisition of Aurelian Shares

        A Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of Aurelian Shares pursuant to Kinross' statutory rights of purchase described in Section 8 of this Circular, "Acquisition of Aurelian Shares Not Deposited — Compulsory Acquisition" or on an exercise of the Non-Resident Holder's statutory rights in respect thereof or pursuant to the Non-Resident Holder's right to require Kinross to purchase such Non-Resident Holder's Aurelian Shares as described in Section 8 of this Circular, "Acquisition of Aurelian Shares Not Deposited — Compelled Acquisition", unless the Aurelian Shares are "taxable Canadian property" to the Non-Resident Holder as described above (and subject to the discussion below under "Potential Delisting") and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

  (b)
  Subsequent Acquisition Transactions

        As described in Section 8 of this Circular, "Acquisition of Aurelian Shares Not Deposited", if Kinross does not acquire all of the Aurelian Shares under the Offer or by means of a Compulsory Acquisition, Kinross may propose other means of acquiring the remaining issued and outstanding Aurelian Shares. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Holder may realize a capital gain or a capital loss and/or be deemed to receive a dividend (see also the discussion above). In general, the Non-Resident Holder would not be subject to taxation under the Tax Act in respect of any capital gain that is realized unless the Non-Resident Holder's Aurelian Shares are taxable Canadian property, as described above (and subject to the discussion below under "Potential Delisting"), and the Non-Resident Holder is not entitled to any relief under an applicable tax treaty. Dividends paid or deemed to be paid to a Non-Resident Holder would be subject to Canadian withholding tax at a rate of 25% subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under the provisions of an applicable income tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax is generally reduced to 15%. Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Aurelian Shares acquired pursuant to a Subsequent Acquisition Transaction.

  (c)
  Potential Delisting

        As described under Section 14 of this Circular, "Effect of the Offer on the Market for and Listing of Aurelian Shares", Aurelian Shares may cease to be listed on the TSX and the Frankfurt Stock Exchange following the completion of the Offer. Non-Resident Holders are cautioned that if the Aurelian Shares are not listed on a designated stock exchange at the time they are disposed of (i) the Aurelian Shares will be taxable Canadian property to the Non-Resident Holder; and (ii) the Non-Resident Holder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. If such shares are not listed on a "recognized stock exchange" (as defined in the Tax Act) at the time they are disposed of, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder, in which case Kinross will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Holder and to remit such amount to the Receiver General on behalf of the Non-Resident Holder.

        Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Shares pursuant to the Offer.

Holding and Disposing of Kinross Shares and Kinross Warrants

        Dividends paid or deemed to be paid to a Non-Resident Holder on Kinross Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

        A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Kinross Shares or Kinross Warrants unless the Non-Resident Holder's Kinross Shares or Kinross Warrants, as the case may be, are, or are deemed to be, taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty. A Non-Resident Holder will not be subject to tax under the Tax Act on the exercise of a Kinross Warrant.

17.   Depositary

        Kinross has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of Aurelian Shares and related Letters of Transmittal deposited under the Offer and for the payment for Aurelian Shares purchased by Kinross pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its offices in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Aurelian Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Aurelian Shares. The Depositary will receive reasonable and customary compensation from Kinross for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Kinross has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the securities laws of Canada.

18.   Dealer Managers and Soliciting Dealer Group

        Kinross has engaged the services of Scotia Capital Inc., N M Rothschild & Sons Canada Securities Limited and CIBC World Markets Inc. as Dealer Managers in Canada and Scotia Capital (USA) Inc., Rothschild Inc. and CIBC World Markets Corp. as Dealer Managers in the United States to solicit acceptances of the Offer. The Dealer Managers will be reimbursed by Kinross for their reasonable out-of-pocket expenses. In addition, the Dealer Managers will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

        The Dealer Managers will form a Soliciting Dealer Group comprised of members of the Investment Dealers Association of Canada and members of the TSX, the TSX Venture Exchange and the National Association of Securities Dealers to solicit acceptances of the Offer. Each member of the Soliciting Dealer Group, including each of the Dealer Managers, is referred to herein as a "Soliciting Dealer".

        Kinross has agreed to pay members of the Soliciting Dealer Group whose name appears in the appropriate space of a properly completed and executed Letter of Transmittal a solicitation fee of Cdn.$0.05 per Aurelian Share taken up and paid for by Kinross under the Offer, subject to a minimum fee of Cdn.$85.00 and a maximum fee of Cdn.$1,500.00 being payable in respect of any one beneficial owner of Aurelian Shares provided that the Cdn.$85.00 minimum will only be payable in respect of deposits of 1,000 or more Aurelian Shares. No solicitation fee will be paid if the Offer is withdrawn or terminated and no Aurelian Shares are taken up thereunder or in respect of any Aurelian Shares withdrawn prior to take up of the Aurelian Shares unless thereafter such Aurelian Shares are properly deposited under the Offer and taken up and paid for. Kinross will not be required to pay a fee to more than one Soliciting Dealer in respect of any one beneficial owner of Aurelian Shares or in respect of Aurelian Shares deposited by directors or officers of Aurelian.

        Except as set forth above, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Aurelian Shares pursuant to the Offer, provided that the Offeror may make other arrangements with soliciting dealers and/or information agents outside of Canada. No fee or commission will be payable by Shareholders who transmit their Aurelian Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer to accept the Offer.

19.   Information Agent

        Kinross has retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Kinross for services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

20.   Offerees' Statutory Rights

        Securities legislation of the provinces and territories of Canada provides securityholders of Aurelian with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

21.   U.S. Exchange Act Requirements

        Kinross is subject to the reporting requirements of the U.S. Exchange Act and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by United States and Canadian securities regulators, some reports and other information may be prepared in accordance with the disclosure requirements of Canadian securities laws, which requirements are different from those of the United States. Kinross is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S Exchange Act. Reports and other information filed or furnished, as applicable, by Kinross may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC's website at www.sec.gov.

        The registration statement filed with the SEC concerning the Offer, including exhibits, and Kinross' reports and other information filed under the U.S. Exchange Act are available to the public free of charge at the SEC's website at www.sec.gov.

22.   Legal Matters

        Certain legal matters relating to the Offer and to the Kinross Shares and Kinross Warrants to be distributed pursuant to the Offer will be reviewed by Osler, Hoskin & Harcourt LLP. As at the date hereof, the partners and associates of Osler, Hoskin & Harcourt LLP as a group, beneficially own, directly or indirectly, less than 1% of any class of Kinross' issued and outstanding securities.

23.   Registration Statement Filed with the SEC

        Kinross has filed a Registration Statement on Form F-8 under the U.S. Securities Act to register the Kinross Shares and the Kinross Warrants in connection with their offer and sale pursuant to the Offer. That Registration Statement does not register any of the Kinross Shares that are issuable upon exercise of the Kinross Warrants. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information.

24.   Directors' Approval

        The contents of the Offer and Circular have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of Kinross.

 EXPERTS

        The audited consolidated financial statements of Kinross as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, incorporated by reference in this Offer and Circular, have been audited by KPMG LLP, independent registered chartered accountants, as set forth in their report thereon, included therein and incorporated herein by reference. Such audited consolidated financial statements are incorporated herein by reference in reliance upon and upon the authority of such said firm as experts in accounting and auditing.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the Registration Statement on Form F-8:

(1)
the documents incorporated by reference under the heading, "Kinross — Documents Incorporated by Reference";

(2)
consent of Osler, Hoskin & Harcourt LLP;

(3)
consent of KPMG LLP;

(4)
powers of attorney authorizing certain signatories to execute the Form F-8;

(5)
press release dated July 24, 2008 relating to the intention of Kinross to make the Offer;

(6)
Support Agreement dated July 23, 2008 by and between Kinross and Aurelian;

(7)
form of Lock-Up Agreement by and between Kinross and Patrick Anderson, George Bee, Colin Benner, Jon Douglas, William Fisher, Andre Gaumond, Joseph Hamilton, Keith McKay, Thomas Obradovich, Jonathan Rubenstein and Tim Warman;

(8)
form of Warrant Agreement to be dated the Effective Date by and between Kinross and Computershare Trust Company of Canada;

(9)
consent of Robert Henderson; and

(10)
consent of Larry Smith.

 CONSENT OF OSLER, HOSKIN & HARCOURT LLP

To: The Directors of Kinross Gold Corporation

        We hereby consent to the references to our name contained under the heading "Legal Matters" and to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the take-over bid circular accompanying the offer to purchase dated July 28, 2008 made by Kinross Gold Corporation to purchase all of the issued and outstanding common shares of Aurelian Resources Inc.

Toronto, Ontario July 28, 2008	(Signed) OSLER, HOSKIN & HARCOURT LLP

 AUDITORS' CONSENT

        We have read the take-over bid circular accompanying the offer to purchase (the "Take-Over Bid Circular") dated July 28, 2008 made by Kinross to purchase all of the issued and outstanding common shares of Aurelian to be sent to the shareholders of Aurelian. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the use, through incorporation by reference, in the above-mentioned Take-Over Bid Circular of our report to the shareholders of Kinross on the consolidated balance sheets of Kinross as at December 31, 2007 and 2006 and the consolidated statements of operations, cash flows, common shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2007. Our report is dated March 27, 2008.

Toronto, Ontario July 28, 2008	(Signed) KPMG LLP Chartered Accountants, Licensed Public Accountants

 CERTIFICATE

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: July 28, 2008

(Signed) TYE W. BURT	(Signed) THOMAS M. BOEHLERT
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
On behalf of the board of directors
(Signed) JOHN E. OLIVER	(Signed) JOHN A. BROUGH
Director	Director

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:	By Registered Mail, by Hand or by Courier:
P.O. Box 7021, 31 Adelaide Street E Toronto, Ontario M5C 3H2 Attention: Corporate Actions	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

North American Toll Free Number: 1-800-564-6253
Local/Overseas: 1-514-982-7555
E-Mail: corporateactions@computershare.com
Website: www.computershare.com

The Dealer Managers for the Offer are:

In Canada	In the United States
Scotia Capital Inc. N M Rothschild & Sons Canada Securities Limited CIBC World Markets Inc.	Scotia Capital (USA) Inc. Rothschild Inc. CIBC World Markets Corp.

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.W. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number: 1-800-775-4067
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. Your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

FOR DEPOSIT OF COMMON SHARES OF

AURELIAN RESOURCES INC.

Pursuant to the Offer dated July 28, 2008 made by

KINROSS GOLD CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M., TORONTO TIME,
ON SEPTEMBER 3, 2008, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

        This Letter of Acceptance and Transmittal (the "Letter of Acceptance and Transmittal"), or a manually signed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany the certificate or certificates representing common shares (the "Aurelian Shares") in the capital of Aurelian Resources Inc. ("Aurelian") deposited pursuant to offer (the "Offer") set forth in the Offer to Purchase dated July 28, 2008 (the "Offer to Purchase") made by Kinross Gold Corporation ("Kinross") to holders of Aurelian Shares.

        The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer and accompanying Circular dated July 28, 2008 (together, the "Offer and Circular") shall have the meanings given to them in the Offer and Circular.

        Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS Clearing and Depository Services Inc. ("CDS"), provided that a Book-Entry Confirmation through CDSX is received by the Depositary (as defined below) at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Aurelian Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Aurelian Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

        Shareholders, through their respective CDS participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

        If a Shareholder wishes to deposit Aurelian Shares pursuant to the Offer and the certificate(s) representing the Aurelian Shares is (are) not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those Aurelian Shares may nevertheless be deposited under the Offer pursuant to the procedure for guaranteed delivery provided that all of the conditions set forth in Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery", are met. See Instruction 2, "Procedures for Guaranteed Delivery".

        Computershare Investor Services Inc. (the "Depositary") or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (see back page of this document for addresses and telephone numbers). Persons whose Aurelian Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such registered holder for assistance if they wish to accept the Offer.

        Delivery of this Letter of Acceptance and Transmittal and accompanying share certificates to the address of the Depositary other than as set forth below does not constitute a valid delivery to the Depositary. You must sign this Letter of Acceptance and Transmittal in the appropriate space provided below and, if you are a U.S. Person (as defined in Instruction 10, "Important Tax Information for U.S. Shareholders"), you must also complete the Substitute Form W-9 set forth on page 10 (see Instruction 10, "Important Tax Information for U.S. Shareholders").

TO:	KINROSS GOLD CORPORATION
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC.

        The undersigned delivers to you the enclosed certificate(s) for Aurelian Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Aurelian Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

BOX 1

Certificate Number(s) (if available)	Name and Address of Registered Shareholder of Aurelian Shares (please print)	Number of Aurelian Shares Represented by Certificate	Number of Aurelian Shares Deposited*

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Letter of Acceptance and Transmittal in above form.)

*
Unless otherwise indicated, the total number of Aurelian Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6 herein, "Partial Deposits".

        The undersigned acknowledges receipt of the Offer and Circular and acknowledges entering into a binding agreement between the undersigned and Kinross in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Aurelian Shares covered by this Letter of Acceptance and Transmittal (the "Deposited Shares") and any Distributions (as defined below) being deposited under the Offer, (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other Person, (d) the deposit of the Deposited Shares and Distributions complies with applicable laws, and (e) when the Deposited Shares and Distributions are taken up and paid for by Kinross, Kinross will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others in accordance with the terms and conditions set forth in the Offer and in this Letter of Acceptance and Transmittal.

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Acceptance and Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to Kinross the enclosed Aurelian Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to Kinross all right, title and interest of the undersigned in and to the Deposited Shares, and in and to all rights and benefits arising from such Deposited Shares, including, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer (other than any dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to Section 7 of the Offer to Purchase, "Charges in Capitalization of Aurelian; Liens"), including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

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        If, on or after the date of the Offer, Aurelian should divide, combine, reclassify, consolidate, convert or otherwise change any of the Aurelian Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then Kinross may, in its sole discretion and without prejudice to its rights under Section 2 of the Offer to Purchase, "Conditions of the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the offered consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor).

        Aurelian Shares acquired pursuant to the Offer shall be transferred by such Shareholder and acquired by Kinross free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Aurelian Shares, whether or not separated from the Aurelian Shares, but subject to any Aurelian Shares being validly withdrawn by or on behalf of a depositing Shareholder.

        If, on or after the date of the Offer, Aurelian should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Aurelian Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of Kinross or its nominees or transferees on the securities register maintained by or on behalf of Aurelian in respect of Aurelian Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Kinross accompanied by appropriate documentation of transfer. Pending such remittance, Kinross will be entitled to any such dividend, distribution, payment, right or other interest and may deduct from the purchase price payable by Kinross pursuant to the Offer the amount or value thereof, as determined by Kinross in its sole discretion.

        Shareholders whose Aurelian Share certificate(s) is (are) not immediately available or who cannot cause their Aurelian Share certificate(s) and all other required documents to be delivered to the Depositary at or before the Expiry Time must deliver their Aurelian Shares according to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        The undersigned irrevocably approves, constitutes and appoints, effective on and after the date that Kinross takes up and pays for the Deposited Shares taken up and paid for under the Offer (which shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), certain officers of Kinross and any other person designated by Kinross in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. This Letter of Acceptance and Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of the undersigned (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Aurelian; (b) for so long as any Purchased Securities are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), to exercise any and all rights of the undersigned including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of the undersigned in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aurelian; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

        The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent,

3

attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the undersigned unless the Deposited Shares are not taken up and paid for under the Offer.

        The undersigned agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aurelian and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Kinross any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the Person or Persons specified by Kinross as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.

        The undersigned covenants to execute, upon request of Kinross, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Kinross. Each authority herein conferred or agreed to be conferred and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

        The undersigned instructs Kinross and the Depositary, upon Kinross taking up the Deposited Shares, to mail the cheques, payable in Canadian funds, and certificate(s), as applicable, representing the Kinross Shares and Kinross Warrants, by first class mail, postage prepaid, or to hold such cheques or cheques and share certificate(s) representing the Kinross Shares and Kinross Warrants for pick-up, in accordance with the instructions given above. Should any Deposited Shares not be purchased, the certificate(s) for Deposited Shares and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that Kinross has no obligation pursuant to the instructions given below to transfer any Deposited Shares from the name of the registered holder thereof if Kinross does not purchase any of the Deposited Shares. Cheques and share certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

        The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid by Kinross or by the Depositary to Persons depositing the Aurelian Shares on the purchase price of the Aurelian Shares purchased by Kinross, regardless of any delay in making such payment.

        The Depositary will act as the agent of Persons who have deposited Aurelian Shares in acceptance of the Offer for the purposes of receiving certificates for Kinross Shares and Kinross Warrants and cash payment in lieu of fractional Kinross Shares, if any, from Kinross and transmitting such certificates and such cash payment, if any, to such Persons, and receipt thereof by the Depositary shall be deemed to constitute receipt thereof by Persons depositing Aurelian Shares.

        The undersigned acknowledges that the Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

        By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned, Kinross and the Depositary shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de 1'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation au moyen de la présente lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

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BOX 2 (See Instructions 3 and 4)
ISSUE KINROSS SHARES, KINROSS WARRANTS AND CHEQUE (IF ANY) IN THE NAME OF: (please print or type)
Name
Street Address and Number
City and Province or State
Country and Postal Code
Telephone — Business Hours
Tax Identification, Social Insurance or Social Security No. (See Substitute Form W-9 included herein)

BOX 3 (See Instructions 3 and 4)
SEND KINROSS SHARES, KINROSS WARRANTS AND CHEQUE (IF ANY) (UNLESS BOX 4 IS CHECKED) TO: (please print or type)
Name
Street Address and Number
City and Province or State
Country and Postal Code

BOX 4
☐	HOLD KINROSS SHARES, KINROSS WARRANTS AND CHEQUE (IF ANY) FOR PICK-UP AGAINST COUNTER RECEIPT AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED

BOX 5 INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER (See Instruction 11)

(Firm)	(Telephone Number)

(Address)	(Facsimile Number)

(Registered Representative)	(Registered Representative Identification Number)
☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED
☐ CHECK HERE IF DISKETTE TO FOLLOW

5

 SHAREHOLDER SIGNATURE

Signature guaranteed by (if required under Instruction 4):

Dated:

Authorized Signature of Guarantor	Signature of holder of Aurelian Shares or Authorized Representative — See Instructions 3 and 5

Name of Guarantor (please print or type)	Name of holder of Aurelian Shares (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable

Daytime telephone number and facsimile of holder of Aurelian Shares or daytime telephone number and facsimile Authorized Representative

Tax Identification, Social Insurance or Social Security Number of holder of Aurelian Shares

BOX 6 TAX DEFERRAL ELECTION FOR CANADIAN SHAREHOLDERS
☐

Check this box if the beneficial owner of the Deposited Shares represented by the certificate(s) listed in Box 1 (i) is an "Eligible Holder" (defined below), and (ii) would like to make the joint tax election with Kinross described in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Resident Holders who Accept the Offer — Exchange of Aurelian Shares for Kinross Shares, Kinross Warrants and Cash (if any) — Disposition Where an Election is Made Under Subsection 85(1) or 85(2) of the Tax Act", in respect of such Kinross Shares that are received as partial consideration for such Deposited Shares. Eligible Holders who check this box and submit this Letter of Acceptance and Transmittal will receive a tax instruction letter providing instructions on how to complete the forms that must be completed and sent by the Eligible Holder in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Expiry Time.

The joint tax election can only be made by a beneficial owner of Aurelian Shares who is an Eligible Holder, and who receives Kinross Shares as partial consideration for such deposited Aurelian Shares. No joint tax election will be made with any other Persons. With the exception of execution of the election by Kinross, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making the election.

An "Eligible Holder" means a beneficial owner of Aurelian Shares that is a resident of Canada for the purposes of the Tax Act (other than a Person who is exempt from tax under Part I of the Tax Act) or a partnership any member of which is a resident of Canada (other than a partnership all of the members of which who are residents of Canada are exempt from tax under Part I of the Tax Act).

Eligible Holders should consult their own advisors as to whether they should make this tax election and (if so) the procedure for doing so. It is the Eligible Holder's responsibility to take the steps required to make a valid tax election.
☐
Eligible Holders who check the box above and who would like to make a similar election for Québec income tax purposes must also check this box to receive a tax instruction letter relating to such Québec tax election from the Depositary.

6

BOX 7 DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY (See Instruction 2)
☐ CHECK HERE IF COMPANY SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING:
(Please print or type)
Name of Registered Holder:

Date of Execution of Guaranteed Delivery:

Window Ticket Number (if any):

Name of Institution which Guaranteed Delivery:

BOX 8 STATUS AS U.S. SHAREHOLDER
TO BE COMPLETED BY ALL HOLDERS BY SELECTING ONE BOX BELOW (See Instruction 10)
Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.
☐ The person signing this Letter of Acceptance and Transmittal represents that he/she/it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The person signing this Letter of Acceptance and Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A "U.S. Shareholder" is any holder of Aurelian Shares that is either (a) providing an address in Box 2 that is located within the United States or any territory or possession thereof or (b) that is a U.S. Person for United States federal income tax purposes.

If you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, then in order to avoid U.S. backup withholding, you must generally complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in Instruction 10, "Important Tax Information For U.S. Shareholders".

If you are a U.S. Shareholder, you must also complete
the accompanying Substitute Form W-9

7

 SUBSTITUTE FORM W-9

TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

PAYER'S NAME: Computershare Investor Services Inc.

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payor's Request for Taxpayer Identification Number ("TIN")	Part I — Taxpayer Identification Number — For all accounts, enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Name

Business Name

Please check appropriate box
☐  Individual/Sole Proprietor
☐  Corporation
☐  Partnership        ☐  Other
☐  Limited Liability Company. Enter the tax classification (D = disregarded entity, C = corporation, P = partnership):

Address

City, State, Zip Code

Social Security Number

OR
Employer Identification Number

(If awaiting TIN,
write "Applied For")

Part II — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

Exempt ☐

Part III — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and
(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. Person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature	Date

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE "APPLIED FOR" IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature	Date

        Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

8

 INSTRUCTIONS

1.     Use of Letter of Acceptance and Transmittal

  (a)
  This Letter of Acceptance and Transmittal, or a manually signed facsimile thereof, properly completed and duly executed, in either case with the signature(s) guaranteed if required in Instruction 4 below, and all other documents required by the terms of the Offer and this Letter of Acceptance and Transmittal, together with the accompanying certificate or certificates representing the Deposited Shares, must be received by the Depositary at the offices specified on the back cover page before the Expiry Time, being 6.00 p.m., Toronto time, on September 3, 2008, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in Instruction 2 below are used.

  (b)
  The method of delivery of certificates representing Aurelian Shares, this Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the Person depositing the same, and delivery will be deemed effective only when such documents are actually received. Kinross recommends that all such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

  (c)
  Shareholders who wish to accept the Offer and whose Aurelian Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Aurelian Shares.

2.     Procedures for Guaranteed Delivery

        If a Shareholder wishes to deposit Aurelian Shares pursuant to the Offer and either (i) the certificate(s) representing the Aurelian Shares is (are) not immediately available or (ii) the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those Aurelian Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing deposited Aurelian Shares in proper form for transfer, together with this properly completed and duly executed Letter of Acceptance and Transmittal (or a manually signed facsimile thereof), relating to such Aurelian Shares, with any required signature guarantees and all other documents required by this Letter of Acceptance and Transmittal, are received by the Depositary at its principal office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date occurs.

        The Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile to the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Acceptance and Transmittal and accompanying share certificate(s) to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

9

3.     Signatures

        No signature guarantee is required on this Letter of Acceptance and Transmittal if:

  (a)
  this Letter of Acceptance and Transmittal is signed by the registered holder of Aurelian Shares exactly as the name of the registered holder appears on the Aurelian Share certificate deposited herewith, and the certificates for Kinross Shares and Kinross Warrants issuable and the cash payable, if any, in each case under the Offer, are to be delivered directly to such registered holder, or

  (b)
  Aurelian Shares are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on this Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Aurelian Shares is registered in the name of a Person other than the signatory of this Letter of Transmittal or if the certificates for Kinross Shares and Kinross Warrants issuable and the cash payable, if any, are to be delivered to a Person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4.     Guarantee of Signatures

        If this Letter of Transmittal is signed by a Person other than the registered holder(s) of the Deposited Shares or if Deposited Shares not purchased are to be returned to a Person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Aurelian or if payment is to be issued in the name of a Person other than the registered holder(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Acceptance and Transmittal is executed by a Person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other Person acting in a representative capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Kinross or the Depositary, in their sole discretion, may require additional evidence of such Person's authority or additional documentation.

6.     Partial Deposits

        If less than the total number of Aurelian Shares evidenced by any certificate submitted is to be deposited, fill in the number of Aurelian Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Aurelian Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Aurelian Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.     Governing Law

        The Offer and agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

8.     Miscellaneous

  (a)
  If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

  (b)
  If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Acceptance and Transmittal should be signed for each different registration.

10

  (c)
  No alternative, conditional or contingent deposits will be accepted. All depositing holders of Aurelian Shares by execution of this Letter of Acceptance and Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.

  (d)
  Before completing this Letter of Acceptance and Transmittal, you are urged to read the accompanying Offer and Circular.

  (e)
  All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Aurelian Shares deposited pursuant to the Offer will be determined by Kinross in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Kinross reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Kinross reserves the absolute right to waive any defects or irregularities in the deposit of any Aurelian Shares. No deposit of Aurelian Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on Kinross or the Depositary or any other Person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Kinross' interpretation of the terms and conditions of the Offer, the Offer and Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding. Kinross reserves the right to permit the Offer to be accepted in a manner other than that set out herein.

  (f)
  Under no circumstance will any amount be paid by Kinross or the Depositary by reason of any delay in exchanging any Aurelian Shares or in making payments in lieu of fractional Kinross Shares to any Person on account of Aurelian Shares accepted for exchange pursuant to the Offer.

  (g)
  Additional copies of the Offer and Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed below.

9.     Lost Certificates

        If a share certificate has been lost or destroyed, mutilated or mislaid, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Aurelian's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Aurelian's transfer agent may contact you.

10.   Important Tax Information for U.S. Shareholders

        To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this Letter of Acceptance and Transmittal was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any Person, for the purpose of avoiding tax-related penalties under federal, state, or local tax law. You should seek advice based on your particular circumstances from an independent tax advisor.

        To prevent backup withholding on any payment of cash made to a U.S. Shareholder (or Person acting on behalf of a U.S. Shareholder) in lieu of fractional Kinross Shares, you are required, if you are a U.S. Person (as defined below), (i) to notify the Depositary of your current U.S. taxpayer identification number, or TIN, (or the TIN of the Person on whose behalf you are acting) by completing the Substitute Form W-9 as described more fully below, or (ii) to otherwise establish a basis for exemption from backup withholding. If you are a U.S. Shareholder that is not a U.S. Person but provides a mailing address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding. You should speak to your tax advisor to obtain this form.

        If backup withholding applies, the Depositary is required to withhold 28% of the amount of any payments of cash made in lieu of fractional Kinross Shares pursuant to the Offer. Backup withholding is not an additional tax. Amounts withheld are creditable against the U.S. Shareholder's regular United States federal income tax liability, and any amount overwithheld generally will be refundable to the U.S. Shareholder if the U.S. Shareholder properly files a United States federal income tax return.

11

        Certain U.S. Shareholders are exempt from backup withholding. If you are an exempt U.S. Shareholder, you should furnish your TIN, check the "Exempt" box in Part II of the Substitute Form W-9, and sign, date and return the Substitute Form W-9 to the Depositary.

        Each U.S. Shareholder is urged to consult his or her own tax advisor to determine whether such U.S. Shareholder is required to furnish Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

        You are a U.S. Person ("US Person"), if you are, for U.S. federal income tax purposes, (1) an individual citizen or a resident of the United States (including a U.S. resident alien), (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or any state thereof (including the District of Columbia), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. Persons are authorized to control all substantial decisions of the trust or certain other electing trusts.

        Each tendering U.S. Person that is not exempt from backup withholding is required to provide the Depositary with a correct TIN and with certain other information on Substitute Form W-9, which is attached above, and to certify that the TIN provided is correct (or that such U.S. Person is awaiting a TIN) and that the U.S. Person is not subject to backup withholding.

        The TIN is generally the U.S. Person's U.S. Social Security number or the U.S. federal employer identification number. The U.S. Person is required to furnish the TIN of the registered holder of the Aurelian Shares. The enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" explain the proper certification to use if the Aurelian Shares are registered in more than one name or are not registered in the name of the actual owner. The U.S. Shareholder may write "Applied For" on the Substitute Form W-9 if the tendering U.S. Person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Shareholder writes "Applied For" on the TIN line of the Substitute Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. Persons are not subject to these backup withholding and reporting requirements. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

        Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. Person to a penalty imposed by the Internal Revenue Service and backup withholding at the rate of 28% on any payment of cash made in lieu of a fractional Kinross Share pursuant to the Offer. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

        Shareholders that are not U.S. Persons but provide a mailing address in the United States may be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. You should speak to your tax advisor to obtain this form. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

11.   Solicitation

        Identify the information agent, investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Acceptance and Transmittal. If this deposit represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the deposit or on a diskette that must be forward to the place of deposit.

12.   Assistance

        THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESS AND TELEPHONE NUMBER) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF ACCEPTANCE AND TRANSMITTAL.

        THIS LETTER OF ACCEPTANCE AND TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

12

 GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer — Social Security numbers ("SSNs") have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EINs") have nine digits separated by only one hyphen: i.e., 00-0000000. All "section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

Specific Instructions

Name.    If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the Person or entity whose number you enter in Part I of the form.

Sole proprietor.    Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC).    Check the "Limited Liability Company" box only and enter the appropriate code for the tax classification ("D" for disregarded entity, "C" for corporation, "P" for partnership) in the space provided. If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury Regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line. For an LLC classified as a partnership or a corporation, enter the LLC's name on the "Name" line and any business, trade, or DBA name on the "Business name" line.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other entities.    Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note.    You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.)

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt" box in Part II, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note.    If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees.    Backup withholding is not required on any payments made to the following payees:

1.
An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2.
The United States or any of its agencies or instrumentalities,

3.
A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4.
A foreign government or any of its political subdivisions, agencies, or instrumentalities, and

5.
An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

1.
A corporation,

2.
A foreign central bank of issue,

3.
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

4.
A futures commission merchant registered with the Commodity Futures Trading Commission,

5.
A real estate investment trust,

6.
An entity registered at all times during the tax year under the Investment Company Act of 1940,

7.
A common trust fund operated by a bank under section 584(a), and

8.
A financial institution.

13

Part I — Taxpayer Identification Number (TIN)

Enter your TIN on the appropriate line.

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the Social Security number line. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), enter your SSN (or EIN, if you have one). If the owner of a disregarded LLC is classified as a corporation or a partnership, enter the owner's EIN.

Note:    See the chart on the next page for further clarification of name and TIN combinations.

How to get a TIN.    If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID Numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAXFORM (1-800-829-3676) or from the IRS's Internet Web Site at www.irs.gov.

If you do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution:    A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part III — Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1 and 4 below indicate otherwise.

For a joint account, only the Person whose TIN is shown in Part I should sign (when required).

1.
Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2.
Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.
Real estate transactions.    You must sign the certification. You may cross out item 2 of the certification.

4.
Other payments.    You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to Persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non tax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

14

What Name and Number To Give the Requestor

For this type of account:		Give name and SSN or EIN of:

1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or disregarded entity owned by an individual	The owner(3)
6.	Disregarded entity not owned by an individual	The owner(3)
7.	A valid trust, estate, or pension trust	Legal entity(4)
8.	Corporate or LLC electing corporate status on Form 8832	The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10.	Partnership or multi-member LLC	The partnership
11.	A broker or registered nominee	The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

1.
List first and circle the name of the Person whose number you furnish. If only one Person on a joint account has an SSN, that person's number must be furnished.

2.
Circle the minor's name and furnish the minor's SSN.

3.
You must show your individual name, but you may also enter your business or "DBA" name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

4.
List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note:	If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Penalties

1.
Penalty for Failure to Furnish Taxpayer Identification Number.    If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

2.
Civil Penalty for False Information With Respect to Withholding.    If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

3.
Criminal Penalty for Falsifying Information.    Falsifying certificates or affirmations may subject you to criminal penalties including fines and/or imprisonment.

15

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:	By Registered Mail, by Hand or by Courier:
COMPUTERSHARE INVESTOR SERVICES INC. P.O. Box 7021 31 Adelaide St. East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	COMPUTERSHARE INVESTOR SERVICES INC. 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

For Information:

Telephone:	1 (800) 564-6253 (North America)
1 (514) 982-7555 (Overseas)
E-mail:	corporateactions@computershare.com

Any questions and requests for assistance or additional copies of the Offer and Circular, as varied from time to time, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary at the telephone numbers and addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance concerning the Offer.

Your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

FOR DEPOSIT OF COMMON SHARES OF

AURELIAN RESOURCES INC.

Pursuant to the Offer dated July 28, 2008 made by

KINROSS GOLD CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M., TORONTO TIME,
ON SEPTEMBER 3, 2008 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

        This Notice of Guaranteed Delivery must be used to accept the offer (the "Offer") set forth in the Offer to Purchase dated July 28, 2008 (the "Offer to Purchase") made by Kinross Gold Corporation ("Kinross") to holders ("Shareholders") of common shares (the "Aurelian Shares") in the capital of Aurelian Resources Inc. ("Aurelian") if certificates representing Aurelian Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to Computershare Investor Services Inc. (the "Depositary") at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile to the Depositary at its principal office in Toronto, Ontario at the address or facsimile number, as applicable, set out below.

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase and accompanying Circular dated July 28, 2008 (together, the "Offer and Circular") shall have the meanings given to them in the Offer and Circular.

        As set forth in Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery", if a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's Aurelian Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those Aurelian Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

  (b)
  this Notice of Guaranteed Delivery (or a manually signed facsimile hereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form specified below, is received by the Depositary at its principal office in Toronto, Ontario as set out below, at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing deposited Aurelian Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form accompanying the Offer and Circular (or a manually signed facsimile thereof), relating to such Aurelian Shares, with signature guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or bank and trust companies in the United States.

        The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid by Kinross or the Depositary to Persons depositing Aurelian Shares on the purchase price of Aurelian Shares purchased by Kinross, regardless of any delay in making such payment, and that the consideration for Aurelian Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Aurelian Shares delivered to the Depositary before the Expiry Time, even if Aurelian Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Aurelian Shares is not made, until after the take up and payment for Aurelian Shares under the Offer.

        Each authority herein conferred or agreed to be conferred is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

TO:	KINROSS GOLD CORPORATION
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY

        DO NOT SEND CERTIFICATES FOR COMPANY SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMPANY SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

        DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO ANY OFFICE OTHER THAN THE TORONTO OFFICE OF THE DEPOSITARY AS SET FORTH BELOW OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN THE NUMBER SET FORTH BELOW DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

        THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX IN THE LETTER OF TRANSMITTAL.

        The undersigned hereby deposits with Kinross, upon the terms and subject to the conditions set forth in the Offer and in the related Letter of Transmittal, receipt of which is hereby acknowledged, Aurelian Shares listed below pursuant to the guaranteed delivery procedure set forth in Section 5 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Certificate Number(s) (if available)	Name and Address of Registered Shareholder (please print)	Number of Aurelian Shares Represented by Certificate	Number of Aurelian Shares Deposited

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

Area Code and Telephone Numbers (daytime):

Dated:

(Signature of Shareholder)

(Please Print Name of Shareholder)

2

GUARANTEE OF DELIVERY (Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary at its address in Toronto set forth herein of the certificate(s) representing Aurelian Shares deposited hereby, in proper form for transfer together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such Aurelian Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Toronto, Ontario, office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.
Name of Firm	Authorized Signature
Address of Firm	Name (please print)
Title
Zip Code/Postal Code	Date
Area Code and Telephone Number

3

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:	By Hand or by Courier:
COMPUTERSHARE INVESTOR SERVICES INC. P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2	COMPUTERSHARE INVESTOR SERVICES INC. 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1

By Facsimile Transmission:

Fax: (905) 771-4082

For Information:

Telephone:	1 (800) 564-6253 (North America)
1 (514) 982-7555 (Overseas)
E-mail:	corporateactions@computershare.com

Any questions and requests for assistance or additional copies of the Offer and Circular, as varied from time to time, the Letter of Transmittal and this Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary at the addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance concerning the Offer.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

        Section 136 of the Business Corporations Act (Ontario) (the "Act") provides that a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer or an individual acting in a similar capacity, of another entity, (collectively, the "Indemnified Party"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the Indemnified Party in respect of any civil, criminal, administrative, investigative or other proceeding (collectively, the "Action") in which the individual is involved because of that association with the corporation or other entity, if:

  (a)
  he or she acted honestly and in good faith with a view to the best interests of the corporation; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

        Section 136 of the Act also provides that a corporation may, with the approval of the court, indemnify an Indemnified Party in respect of an action by or on behalf of the corporation or other entity to obtain a judgment in its favor (a "Derivative Action"), to which the individual is made a party because of the individual's association with the corporation or other entity, against all costs, charges and expenses reasonably incurred by the individual in connection with such Derivative Action if the individual fulfills the conditions set forth in clauses (a) and (b) of the paragraph above.

        If an Indemnified Party is substantially successful on the merits in his or her defense of an Action or Derivative Action and fulfills the conditions set forth previously, the Indemnified Party is entitled to indemnification from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of such Action or Derivative Action to which the individual has been made party because of the individual's association with the corporation or other entity.

        The Bylaws of the Registrant provide that an Indemnified Party shall at all times be indemnified by the Registrant in every circumstance where the Act so permits or requires. The Bylaws further provide that, subject to limitations in the Act regarding indemnities in respect of Derivative Actions, every person who at any time is or has been a director or officer, or in a similar capacity, of the Registrant or properly incurs or has properly incurred any liability on behalf of the Registrant or who at any time acts or has acted at the Registrant's request (in respect of the Registrant or any other entity), and his or her heirs and legal representatives, shall at all times be indemnified by the Registrant against all costs, charges and expenses, including an amount paid to settle an action or satisfy a fine or judgment, reasonably incurred by him or her in respect of or in connection with any civil, criminal or administrative action, proceeding or investigation (apprehended, threatened, pending, under way or contemplated) to which he or she is or may be made a party or in which he or she is or may become otherwise involved by reason of being or having been such a director or officer or by reason of so incurring or having so incurred such liability or by reason of so acting or having so acted (or by reason of anything alleged to have been done, omitted or acquiesced in by him or her in any such capacity or otherwise in respect of any of the foregoing), and has exhausted all appeals therefrom, if:

  (a)
  he or she acted honestly and in good faith with a view to the best interest of the Registrant (or, if applicable, in the best interest of the other entity for which the individual acted as a director, officer or in a similar capacity at the Registrant's request); and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing his or her conduct was lawful.

        The Bylaws further provide that the above described indemnification provisions shall not affect any other right to indemnification to which any person may be or become entitled by contract or otherwise, and no settlement or plea of guilty in any action or proceeding shall alone constitute evidence that a person did not meet a condition set out in clause (a) or (b) above or any corresponding condition in the Act. The Bylaws also provide that the persons described above shall not be liable for any damage, loss, cost or liability sustained or incurred by the Registrant, except where so required by the Act, if such person acted honestly and in good faith with a view to the best interest of the Registrant (or of the entity for which the individual acted as a director, officer or in a similar capacity at the Registrant's request).

        The Registrant has a policy of insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on February 15, 2009, is Cdn$100 million in the aggregate, inclusive of defense costs. Under the policies, the Registrant has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of Cdn$5 million for each loss for securities claims and Cdn$1 million for each loss for non-securities claims. The total premium charged to the Registrant in respect of coverage for 2008 is Cdn$1,359,500, for 2007 was Cdn$1,140,133 and for 2006 was Cdn$1,068,940, no part of which is or was payable by the directors or officers of the Registrant.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Press release dated July 24, 2008 relating to Kinross Gold Corporation's ("Kinross") intention to make an offer for all outstanding common shares of Aurelian Resources Inc. ("Aurelian") (incorporated by reference to Kinross's filing pursuant to Rule 425 (Commission File No. 132-02648))
2.1	Support Agreement dated July 23, 2008 by and between Kinross and Aurelian
2.2	Subscription Agreement dated July 23, 2008 by and between Kinross and Aurelian
2.3
Form of Lock-Up Agreement by and between Kinross and Patrick Anderson, George Bee, Colin Benner, Jon Douglas, William Fisher, Andre Gaumond, Joseph Hamilton, Keith McKay, Thomas Obradovich, Jonathan Rubenstein and Tim Warman

Exhibit Number	Description
2.4	Form of Warrant Agreement by and between Kinross and Computershare Trust Company of Canada
3.1
Annual information form of Kinross for the year ended December 31, 2007 dated March 27, 2008 (incorporated by reference to Exhibit 99.1 to Kinross's report on Form 40-F (Commission File No. 0-10321) filed by Kinross on March 31, 2008)
3.2
Audited consolidated financial statements of Kinross, including the notes thereon, and together with the auditor's report, as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 (incorporated by reference to Exhibit 99.3 to Kinross's report on Form 40-F (Commission File No. 0-10321) filed by Kinross on March 31, 2008)
3.3
Management's discussion and analysis of financial condition and results of operations of Kinross for the year ended December 31, 2007 (incorporated by reference to Exhibit 99.2 to Kinross's report on Form 40-F (Commission File No. 0-10321) filed by Kinross on March 31, 2008)
3.4
Management information circular dated March 26, 2008 for Kinross's 2008 annual and special meeting of shareholders held on May 7, 2008 (incorporated by reference to Exhibit 99.2 to Kinross's report on Form 6-K (Commission File No. 001-13382) filed by Kinross on April 8, 2008)
3.5
Unaudited consolidated interim financial statements of Kinross, including the notes thereon, for the three months ended March 31, 2008 and 2007 (incorporated by reference to Exhibit 99.1 to Kinross's report on Form 6-K (Commission File No. 001-13382) filed by Kinross on May 14, 2008)
3.6
Management's discussion and analysis of financial condition and results of operations of Kinross for the three months ended March 31, 2008 and 2007 (incorporated by reference to Exhibit 99.1 to Kinross's report on Form 6-K (Commission File No. 001-13382) filed by Kinross on May 14, 2008)
3.7
Material change report of Kinross filed January 28, 2008 concerning the private placement of $460 million of 1.75% senior unsecured convertible notes due March 15, 2028 with a conversion price of $28.48 (incorporated by reference to Exhibit 99.1 to Kinross's report on Form 6-K (Commission File No. 001-13382) filed by Kinross on January 28, 2008)
4.1	Consent of Osler, Hoskin & Harcourt LLP
4.2	Consent of KPMG LLP
4.3	Consent of Robert Henderson
4.4	Consent of Larry Smith
5.1	Powers of attorney (included on signature page)

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertakings

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

        The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form F-8.

Item 2.    Consent to Service of Process

        Concurrently with the filing of this Form F-8, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X.

        Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on July 28, 2008.

KINROSS GOLD CORPORATION
By:	/s/ TYE W. BURT Name: Tye W. Burt Title: President and Chief Executive Officer

POWERS OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints each of Tye W. Burt and Thomas M. Boehlert his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (unless revoked in writing) to sign the registration statement on Form F-8 to which this power of attorney is attached for purposes of registering the securities of Kinross Gold Corporation, and any and all amendments thereto (including post-effective amendments thereto), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting to such attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as full to all intents and purposes as he lawfully do or cause to be done by virtue hereof.

III-2

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated, on the 28th day of July, 2008.

/s/ TYE W. BURT Tye W. Burt	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ THOMAS M. BOEHLERT Thomas M. Boehlert	Executive Vice-President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JOHN A. BROUGH John A. Brough	Director
/s/ JOHN K. CARRINGTON John K. Carrington	Director
/s/ RICHARD S. HALLISEY Richard S. Hallisey	Director
/s/ JOHN M.H. HUXLEY John M.H. Huxley	Director
/s/ JOHN A. KEYES John A. Keyes	Director
/s/ CATHERINE MCLEOD-SELTZER Catherine McLeod-Seltzer	Director
/s/ GEORGE F. MICHALS George F. Michals	Director
/s/ TERENCE C.W. REID Terence C.W. Reid	Director
/s/ JOHN E. OLIVER John E. Oliver	Director

III-3

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Kinross Gold Corporation, on July 28, 2008.

Parr Waddoups Brown Gee & Loveless
By:	/s/ KEITH POPE Name: Keith Pope Title: Vice-President

III-4

QuickLinks

PART I
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
CAUTIONARY NOTE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE TO HOLDERS OF AURELIAN OPTIONS
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
INFORMATION CONCERNING AURELIAN
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
CURRENCY EXCHANGE RATE INFORMATION
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE OFFER
GLOSSARY
SUMMARY OF THE OFFER
OFFER TO PURCHASE
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
CONSENT OF OSLER, HOSKIN & HARCOURT LLP
AUDITORS' CONSENT
CERTIFICATE
SHAREHOLDER SIGNATURE
SUBSTITUTE FORM W-9
INSTRUCTIONS
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
PART II
EXHIBIT INDEX
PART III
SIGNATURES
POWERS OF ATTORNEY
AUTHORIZED REPRESENTATIVE